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ROGER J. BENRUBI
JEAN-MARCEL CHEYRON
SENIOR COUNSEL

JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
RRE-YVES CHABERT
CAL COUDIN
N-YVES GARAUD
N D. BRINITZER
NÇOIS BRUNET
ICE BAUMGARTNER
E-LAURENCE TIBI
RIE LEMAITRE

CATHERINE PEULVÉ
SOPHIE DE BEER
CLAUDIA ANNACKER
COUNSEL

RECEIVED
2005 JUL 12 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05009762

July 6, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

File No. 82-34771

SUPPL

Re: <u>Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

PROCESSED
JUL 18 2005
THOMSON FINANCIAL

Very truly yours,

Andrew Bernstein

Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.

dlw 7/18

Crédit Agricole S.A.
File No. 82-34771

2005 ... 12 A 11: ...

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH JUNE 30, 2005

1. ANNUAL REPORTS PUBLISHED BY CREDIT AGRICOLE

1.1 Update of the 2004 *Document de reference*, registered with the AMF on June 9, 2005.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

2.1 Materials relating to the U.S.$20,000,000,000 Euro Medium Term Note Program.

A. Pricing Supplement relating to the issuance of €1,250,000,000 Floating Rate Notes due June 2008, dated June 21, 2005.

3. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

3.1 Publications relating to the issuance of €466 million in subordinated debt, dated June 15, 2005 and June 24, 2005.

4. OTHER PUBLIC DISCLOSURE

4.1 Press releases through June 30, 2005.

4.2 Shareholder Newsletter No. 10, May 2005.

4.3 Presentation entitled "2005 first quarter results", dated June 2, 2005.

4.4 Presentation entitled "Low growth economies, indebted customers and excess capital generation: Where should the capital go?", given by Georges Pauget, Deputy Chief Executive Officer, at the European Financials Conference on June 8, 2005.

4.5 Presentation entitled "Bancassurance: misunderstood and thus misvalued", given by Gilles de Margerie, Chief Financial Officer, at the European Seminar on June 9, 2005.

4.6 Declarations by Crédit Agricole listing transactions in its own shares.

A. Declaration regarding transactions between June 1, 2005 and June 9, 2005, registered with the AMF on June 10, 2005.

B. Declaration regarding a transaction on June 10, 2005, registered with the AMF on June 17, 2005.

B. Declaration regarding a transaction on June 20, 2005, registered with the AMF on June 28, 2005.

4.7 Declarations by SAS Rue la Boetie listing transactions in Crédit Agricole shares.

A. Declaration regarding transactions between March 9, 2005 and June 7, 2005, registered with the AMF on June 10, 2005.

B. Declaration regarding transactions between June 8, 2005 and June 13, 2005, registered with the AMF on June 15, 2005.

C. Declaration registered with the AMF on June 20, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Update of the 2004 *Document de reference*

June 9, 2005

Please see attached English-language version.

Crédit Agricole S.A. : Update A.03 to the 2004 shelf-registration document (n° D.05-0233)



Update A.03

Financial review at 31 March 2005

Crédit Agricole S.A.

CRÉDIT AGRICOLE S.A.

Contents

AMF

The original French version of this document was registered with the *Autorité des Marchés Financiers* (AMF) on 9 June 2005, in accordance with Book II of its General Regulations. It supplements the shelf-registration document filed with the AMF on 17 March 2005 under registration number D.05-0233. It may be used in support of a financial transaction unless accompanied by a transaction circular approved by the AMF.

1. PERSONS RESPONSIBLE FOR SHELF-REGISTRATION DOCUMENT AND AUDIT

- Person responsible for shelf-registration document and update

Monsieur Jean Laurent, Chief Executive Officer, Crédit Agricole S.A.

- Statement by the person responsible for the shelf-registration document

"To the best of my knowledge, the information provided in this document is true and accurate, contains all the facts required for investors to make an informed assessment of the company's assets, operations, financial condition, earnings, and outlook, and contains no omissions liable to impair their significance."

Signed in Paris, 9 June 2005

Chief Executive Officer, Crédit Agricole S.A.
Jean Laurent

- Person responsible for financial information

Denis Kleiber

Head of Investor Relations
Group Financial Division, Crédit Agricole S.A.
Telephone : +33.(0)1.43.23.26.78

- Statutory auditors

Statutory auditors

BARBIER FRINAULT ET AUTRES
Ernst & Young
Represented by
Valérie Meeus
41, rue Ybry
92576 NEUILLY-SUR-SEINE CEDEX

PRICEWATERHOUSECOOPERS AUDIT

Represented by
Gérard Hautefeuille
32, rue Guersant
75017 PARIS

Alternates

Alain Grosmann
41, rue Ybry
92576 NEUILLY-SUR-SEINE CEDEX

Pierre Coll
34, place des Corolles
92908 PARIS LA DEFENSE CEDEX

Barbier Frinault et Autres was appointed Statutory Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for a further six years at the Ordinary General Meeting of 25 May 2000.

Barbier Frinault et Autres, represented by Valérie Meeus, has been a member of the Ernst & Young network since 5 September 2002.

Alain Grosmann was appointed Alternate Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for a further six years at the Ordinary General Meeting of 25 May 2000.

The following auditors were appointed at the Ordinary General Meeting of 19 May 2004 for a term which expires at the Ordinary General Meeting called to approve the financial statements for the year ending 31 December 2005:

- PricewaterhouseCoopers Audit, Statutory Auditor
  Represented by Gérard Hautefeuille

- Pierre Coll, Alternate Auditor.

- Statutory auditors' report on Update 1.03 to the shelf-registration document

To the Shareholders,

1. In our capacity as statutory auditors of Crédit Agricole S.A. and pursuant to Article 211-5-2 of the General Regulations issued by the *Autorité des Marchés Financiers* (AMF), we have verified, in accordance with French auditing standards, the information on the company's financial position and historic financial statements provided in: (i) the Shelf-registration Document registered with the AMF under number D.05-0233; (ii) the document 'Update A.01' registered with the AMF under number D.05-0233-A01; (iii) the document 'Update A.02' registered with the AMF under number D.05-0233-A02; and (iv) the accompanying document 'Update A.03'.

2. These documents were prepared under the responsibility of Mr Jean Laurent, Chief Executive Officer of Crédit Agricole S.A. Our responsibility is to issue an opinion on the fairness of the information contained in these documents with regard to the company's financial position and financial statements.

3. On 17 March 2005 and 20 April 2005 respectively, we issued unqualified opinions on the Shelf-registration Document registered with the AMF under number D.05-0233 and on the document 'Update A.01' registered under number D.05-0233-A01. On 4 May 2005, we issued a qualified opinion on the document 'Update A.02' registered with the AMF under number D.05-0233-A.02 (our comments appear in this update document).

4. We conducted the following review in accordance with French auditing standards:

   a. we determined whether any unreported events had occurred after the date of our opinion on the document 'Update A.02' mentioned above that would call into question the fairness and accuracy of the information on the company's financial position and financial statements contained in the Shelf-registration Document and its update documents, 'Update A.01' and 'Update A.02'.

   b. we assessed the fairness of the information on company's financial position and financial statements contained in the accompanying document, 'Update A.03', and verified its consistency with the audited accounts. We also reviewed other financial information contained in the accompanying document 'Update A.03' in order to identify any material inconsistencies with the information on the company's financial position and financial statements and to bring to your attention any obvious misstatements we may have noted based on our general understanding of the company gained through our audit. This document, 'Update A.03', does not contain any isolated projections resulting from a formal forecasting process.

5. Data on the impact of IAS/IFRSs (including IAS 32, IAS 39 and IFRS 4) as at 1 January 2005, and data for the first quarter of 2005, are being reviewed separately with respect to the points mentioned in paragraph four of slide number four reproduced on page 18 of this update document.

6. We did not verify the estimates on the impact of IAS 32, IAS 39 and IFRS 4 on data for the first quarter of 2004.

7. On the basis of these checks, and bearing in mind that our opinion does not cover the data mentioned in paragraphs 5 and 6 above, we have nothing else to report with regard to the fairness of the information on the company's financial position and financial statements included in the Shelf-registration Document, the document 'Update A.01', the document 'Update A.02', and the accompanying document 'Update A.03'.

Paris and Neuilly-sur-Seine, 9 June 2005

The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	BARBIER FRINAULT & AUTRES ERNST & YOUNG
Gérard Hautefeuille	Valérie Meeus

2. RECENT DEVELOPMENTS

2.1. 2005 first quarter results

> Press release

On 2 June 2005, Crédit Agricole S.A. announced its consolidated results for the first quarter of 2005, prepared under IFRS.

Sharp increase in first quarter 2005 results

• **Gross operating income:**	**€1,024 million (up 26.0%)**
• **Net income (Group share):**	**€905 million (up 41.6%)**

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 1 June 2005 to approve the results for the first quarter of 2005, prepared using international financial reporting standards (IFRS)*.

Net income (Group share) amounted to €905 million in the first quarter of 2005, a strong increase (+ 41.6%) compared with the same period of last year. This performance was the result of strong growth in gross operating income (up 26%), coupled with low risk-related costs and a sharp increase in the contribution from equity affiliates (up 17.9%). It was driven by sustained commercial momentum at the Regional Banks and Crédit Lyonnais, sharp increase in asset management and specialised financial services and a strong growth in corporate and investment banking results.

*

* *

After the Board Meeting, Jean Laurent, Chief Executive Officer, said *"2005 is the first year of full operation of Crédit Agricole S.A. in its new shape after the completion of Crédit Lyonnais' integration ; the first quarter results are very good and fully benefit from the dynamic growth of revenues and the good control of costs".*

René Carron, Chairman, highlighted *"the growth in contribution from all business lines, which bears out our business model based on a targeted development strategy abroad. The major agreement we have just signed with Banca Intesa in asset management is an excellent illustration of this approach".*

(*) For comparability, Q1-2004 figures have been estimated using IFRS, including IAS 32 and 39 and IFRS 4, on a like-for-like basis and comparable methods. These estimates have not been audited.

CONSOLIDATED RESULTS FOR CRÉDIT AGRICOLE S.A.

Net income (Group share) for the first quarter of 2005 came to €905 million, an increase of 41.6% compared with the same period of 2004.

This performance reflects strong growth in operating results from retail banking and related activities, a decrease in risk-related costs and an increase in the contribution from equity affiliates.

Gross operating income rose by 26.0% to €1,024 million, with two contributing factors:

- **A net banking income increase** of 9.7% to €3,233 million, driven by sustained activity in asset management and specialised financial services;
- **Well controlled operating expenses** (up 3.6%), with cost synergies achieved absorbing most of the extra costs arising from growing business. On a like for like basis (full consolidation of Eurofactor), the rise of costs is limited to 3.1%.

The cost/income ratio therefore improved by 4.1 percentage points to 68.3%.

Risk-related costs were €138 million, down 33.3% on the first quarter of 2004.

The contribution from equity affiliates rose by 17.9% from €329 million to €388 million. This growth was due to a 7.9% increase in the contribution from the Regional Banks (€236 million vs €219 million in the first quarter of 2004) and in the contribution from international retail banking (€123 millions up 44.4% on the first quarter of 2004) mostly from Banca Intesa.

Pre-tax income on ordinary activities came to €1,279 million, an increase of 37.5% on the first quarter of 2004.

Net income (Group share) before integration-related costs rose by 40.7% to €937 million, giving an annualised ROE of 15.3%.

In € millions	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**2,946**	**3,233**	**+9.7%**
Operating expenses	(2,133)	(2,209)	+3.6%
Gross operating income	**813**	**1,024**	**+26,0%**
Risk-related costs	(207)	(138)	(33.3%)
Equity affiliates	329	388	+17.9%
Net income on other assets	(5)	5	n.m.
Pre-tax income on ordinary activities	**930**	**1,279**	**+37.5%**
Integration-related costs	(41)	(49)	+19.5%
Net income	**716**	**972**	**+35.8%**
Net income - Group share	**639**	**905**	**+41.6%**
Net income - Group share before integration-related costs	**666**	**937**	**+40.7%**

RESULTS BY BUSINESS LINE

The contribution to consolidated results made by the Group's six business lines strongly increased (up 27%) in the first quarter of 2005.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks enjoyed sustained business activity during the first quarter across all markets. The main highlights were the continued success of pension savings products and further strong growth in mortgage lending.

Total customer assets rose by €27.7 billion to €430.8 billion in the twelve months to end March 2005, a year-on-year increase of 6.9%.
Growth in **bank deposits** was once again driven mainly by precautionary savings, with an 8.2% increase in passbook deposits to €53.8 billion and 9.6% in time deposits, chiefly due to the success of the *Capital Vert Croissance* pension savings plan, which brought in €400 million in the first quarter alone.
The sharp increase in **off-balance sheet assets** was due to another excellent performance in life insurance, with in-force business rising by almost 11% year-on-year to €102.5 billion. Investments in mutual funds and REITs rose by 8.1% year-on-year.

Lending activities continued to perform well, with a 12.1% increase in new lending and 8.7% growth in the loan book. **New medium and long-term lending** amounted to €12.1 billion, including €7 billion in mortgage loans, a rise of 12.8% compared with the first quarter of 2004. New lending was even stronger in other sectors such as corporates (up 22.8%), local authorities (up 18.9%) and small businesses (up 14.6%).
The Regional Banks had a total **loan book** of €246.2 billion at 31 March 2005, a year-on-year increase of 8.7% compared with 8.2% at 31 March 2004. All sectors contributed to this growth, although mortgage lending was still out ahead with a year-on-year increase of 12.7%, closely followed by local authority lending with 10.6%.

Gross operating income of the 42 Regional Banks, *based on aggregate results restated for the interim* dividend, totalled €1,195 million, an increase of 5.3% compared with the first quarter of 2004, due to two supporting factors:
- An increase of 3.4% in **net banking income** to €2,853 million restated for the interim dividend received during the quarter. This growth was driven by fee and commission income (up 3.9%), chiefly from insurance (up 5.1%) and services and other banking transactions (up 6.8%).
- Controlled growth in operating expenses, which rose by 2.2% to €1,658 million.

Consequently, the cost/income ratio improved by a further 0.7 percentage points to 58.1% at the end of March 2005.

The cost of credit risk, which was already low, fell to 22 basis points in the first quarter. Doubtful loans as a percentage of total loans outstanding continued to fall, amounting to 3.4% at end March 2005 compared with 3.9% one year earlier, while provision cover (excluding collective provisions) stood at 69.8%.

As a result, **aggregate net income** of the 42 Regional Banks restated for the interim dividend amounted to €665 million, a year-on-year increase of 8.8%.

In € millions	Q1-04	Q1-05	% change Q1-05/Q1-04
Equity affiliates*	219	236	+7.9%
Pre-tax income on ordinary activities	**219**	**236**	**+7.9%**
Tax**	(49)	(56)	+14.3%
Net income	**170**	**180**	**+6.1%**
Cost/income ratio	**n.a.**	**n.a.**	
Allocated capital (€ bn)		**3.3**	
ROE		**20.4 %**	

* based on the equity consolidation of 25% of net results
** Tax impact of dividends received from Regional Banks

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income rose by 6.1% to €180 million, after the accretive impact of dividends paid by the Regional Banks and after deducting the tax paid by Crédit Agricole S.A. on those dividends.

ROE stood at 20.4% as of end March 2005.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

Commercial momentum remained strong during the first quarter, particularly in bank savings products, with passbook deposits up 18.8% year-on-year. Life insurance delivered an exceptional performance, with new inflows up 38% compared with the first quarter of 2004 and in-force business up 8.9% to €30.5 billion. In securities, the Crédit Lyonnais network performed extremely well in the SANEF public offering, achieving market share of 20%, well above its 'natural' level. **Total customer assets** rose by 5.7% year-on-year to €120.3 billion.
New lending to personal customers remained buoyant and the mortgage book rose by 9% over one year. The consumer credit book rose by 4.3%, with growth accelerating compared with the twelve months to December 2004 (3.7%). Demand for medium and long-term loans from SMEs picked up sharply, with new lending up 50% and the loan book 8.1%. **Total loans outstanding** were up 6.2% to €49.4 billion at 31 March 2005.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04
Net banking income	**827**	**837**	**+1.1%**
Operating expenses	(630)	(627)	(0.6%)
Gross operating income	**197**	**210**	**+6.6%**
Risk-related costs	(43)	(41)	(4.8%)
Pre-tax income on ordinary activities	**154**	**169**	**+9.8%**
Tax	(47)	(51)	+8.4%
Net income	**107**	**118**	**+10.5%**
Cost/income ratio	**76.2%**	**74.9%**	
Allocated capital (€ bn)		**2.3**	
ROE		**20.6%**	

(*) On a like-for-like basis and comparable methods

Gross operating income rose by 6.6% to €210 million in the first quarter. **Net banking income** was up 1.1% to €837 million, driven by fee and commission income (up 3.0%) principally from insurance and securities. **Operating costs** were kept **under very tight control, falling by 0.6%.** As a result of progress in the new business plan, structural costs fell by more than the cost of investing in new commercial capability (branch network optimisation programme and increased scale in call centres).

Consequently, the **cost/income ratio** improved by 1.3 percentage points to 74.9%.

Risk-related costs were unchanged from the first quarter of 2004 and the cost of risk (including collective provisions) as a percentage of risk-weighted assets remained stable at 45 basis points. Provision cover was strengthened to 79.7%.

Net income came to €118 million, a year-on-year increase of 10.5%. Annualised **ROE** stood at 20.6%.

3. SPECIALISED FINANCIAL SERVICES

Crédit Agricole S.A. continued to develop this business line, and more particularly consumer credit and factoring. Early in the year, Sofinco acquired the household equipment financing business of Banco Comercial Portugues's specialist consumer credit subsidiary, making it Portugal's leading non-specialist consumer credit provider. In factoring, at the end of 2004 Crédit Agricole S.A. acquired Euler's 50% stake in Eurofactor, bringing its holding up to 100%.

All business lines contributed to growth in the first quarter of 2005.

New consumer financing rose by 17% year-on-year, driven by strong growth in international business (up 45%), and more particularly in Italy (Agos Itafinco up 61%) and Germany (Creditplus up 42%).

The **managed consumer credit book** amounted to €32.7 billion at 31 March 2005, a year-on-year increase of 14.2%. International business rose by 42% and accounted for almost 31% of this total.

The lease finance book remained stable at €12.6 billion amid a climate of weak fixed investment. However, international business was more buoyant, especially in Poland through EFL, which performed particularly well in vehicle and equipment leasing.

The **factoring business** continued to grow. Revenues were up 16.5% compared with the first quarter of 2004, while factored receivables amounted to €5 billion, an increase of 15.4%, driven by international business (up 12.4%), chiefly in Germany and Belgium.

In € millions	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**540**	**603**	**+11.6%**
Operating expenses	(289)	(324)	+12.0%
Gross operating income	**251**	**279**	**+11.1%**
Risk-related costs	(102)	(97)	(4.9%)
Equity affiliates	-	1	X3.8
Net income on other assets	(6)	-	(100%)
Pre-tax income on ordinary activities	**143**	**183**	**+27.9%**
Tax	(59)	(57)	(2.6%)
Net income before integration-related costs	**84**	**126**	**+49.2%**
Cost/income ratio	**53.5%**	**53.7%**	
Allocated capital (€ bn)		**2.0**	
ROE		**24.3 %**	

The full consolidation of Eurofactor in Crédit Agricole S.A. accounts, explained a 4 points rise of **net banking income** (up 11.6% to €603 million) and a 5 points increase of operating expenses (up 12% to €324 million). **Gross operating income** amounted to €279 million, a year-on-year increase of 11.1%.

Risk-related costs fell by 4.9% to €97 million, mainly due to an improvement in the lease finance business.

Pre-tax income on ordinary activities came to €183 million, an increase of 27.9% on the first quarter of 2004. **Net income** before integration-related costs rose by 49.2% to €126 million.

ROE stood at 24.3% at 31 March 2005.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

This business line performed very well in the first quarter of 2005. Assets under management amounted to €430 billion at 31 March 2005, a year-on-year increase of 8.5% and an increase of €24 billion since 31 December 2004.

The business is set to expand further following the end May 2005 agreement with Banca Intesa to take a 65% controlling interest in the combination of Nextra Investment Management and Crédit Agricole Asset Management sgr. This deal will make the Crédit Agricole S.A. Group one of Europe's top five asset managers.

The **asset management** business performed well during the quarter. Assets under management were up €14.5 billion, driven mainly by new inflows which amounted to €9 billion, representing annualised growth of 10.4%. New business came largely from corporate and institutional investors, with a strong focus on bond and alternative funds. The international subsidiaries continued to deliver good results and accounted for 45% of new inflows. Assets under management rose steeply (+9.1% with identical scope) to almost €369 billion. International business grew by 35.8% compared with 16.4% for France. During

the quarter, Crédit Agricole Asset Management unified and remodelled its mutual fund offering, enriched its range of absolute return funds and launched a new Euronext-traded tracker.

In **private banking,** the main highlight of the quarter was the legal, organisational and systems merger in Switzerland between Crédit Agricole Indosuez (Suisse) and Crédit Lyonnais Suisse to create Crédit Agricole Suisse S.A., which is the number two foreign bank in the Swiss private banking market. Assets under management remained virtually unchanged compared with 31 March 2004. Domestic business was supported by a good performance from Banque de Gestion Privée Indosuez, which capitalised on co-operation with the Regional Banks.

Life insurance enjoyed strong growth momentum and had an excellent quarter. Total premium income topped €5 billion with over 300,000 new policies written. In-force business amounted to €133 billion, a year-on-year increase of 9.7%, driven by demand for non-unit-linked business (up 10% over one year). These good results have consolidated the Group's number two position held by Predica, in the French life insurance market.

Property & casualty insurance (Pacifica and Finaref) was exceptionally buoyant with all activities delivering strong growth. Premium income rose by 21% compared with the first quarter of 2004. The loss ratio is improving steadily and now stands at 52.7%, while the combined ratio is an excellent 82.7%.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**682**	**777**	**+13.9 %**
Operating expenses	(321)	(338)	+5.2%
Gross operating income	**361**	**439**	**+21.6%**
Risk-related costs	(1)	-	n.m.
Equity affiliates	2	10	X4.6
Net income on other assets	-	-	n.m.
Pre-tax income on ordinary activities	**362**	**449**	**+23.9%**
Tax	(119)	(159)	+34.0%
Net income before integration-related costs	**243**	**290**	**+18.9%**
Cost/income ratio	**47.1 %**	**43.5 %**	
Allocated capital (€ bn)		**5.8**	
ROE		**20.1%**	

* *On a like-for-like basis and on comparable methods*

Gross operating income rose by 21.6% compared with the first quarter of 2004, to €439 million. Net banking income was up sharply by 13.9%, while operating expenses rose by 5.2%.

Net income before integration-related costs came to €290 million, a year-on-year increase of 18.9%. **ROE** stood at 20.1%.

5. CORPORATE AND INVESTMENT BANKING

Revenues have pursued the improvement trend initiated in final quarter of 2004, with a year-on-year increase of 7.3% in the first quarter of 2005 on a like-for-like basis and at constant exchange rates.
Net income before integration-related costs rose by 48% to €301 million, giving an annualised ROE of 16.9%.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**985**	**1,033**	**+4.9%**
Operating expenses	(700)	(678)	(3.1%)
Gross operating income	**285**	**355**	**+24.5%**
Risk-related costs	(39)	14	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	4	+100%
Pre-tax income on ordinary activities	**265**	**395**	**+49.0%**
Tax	(62)	(94)	+52.1%
Net income before integration-related costs	**203**	**301**	**+48.0%**
Cost/income ratio	**71.1%**	**65.6%**	
ROE		**16.9 %**	

*On a like-for-like basis and comparable methods

Gross operating income was up 24.5% compared with the first quarter of 2004 and benefited from the favourable scissors effect of the growth in net banking income (up 4.9%) and the decrease by 3.1% in operating expenses. On a like-for-like basis and at constant exchange rates, gross operating income was up 27.5%.

Risk-related costs recorded a net provision reversal of €14 million.

Integration-related costs were sharply down by €20 million in the quarter.

Financing activities

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**420**	**423**	**+0.7%**
Operating expenses	(249)	(202)	(19.0%)
Gross operating income	**171**	**221**	**+29.4%**
Risk-related costs	(37)	13	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	-	(100%)
Pre-tax income on ordinary activities	**153**	**256**	**+67.5%**
Tax	(43)	(58)	+34.7%
Net income before integration-related costs	**110**	**198**	**+80.4%**
Cost/income ratio	**59.3%**	**47.7%**	
ROE		**16.9 %**	

*On a like-for-like basis and comparable methods

In a climate of weak demand for credit and tightening spreads, **gross operating income** rose by 29.4%, driven by stable **net banking income** (up 0.7% or 3.2% on a like-for-like basis and comparable methods) coupled with a **massive reduction in costs** (down 19% or 17.6% on a like-for-like basis and comparable methods). Net banking income was supported by a continued shift towards higher value-added products, such as structured finance.

The **cost/income ratio** improved by 11.6 percentage points to 47.7%.

Risk-related costs recorded a net provision reversal of €13 million in the quarter.

Annualised **ROE** stood at 16.9%.

Capital markets and investment banking

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**565**	**610**	**+7.9%**
Operating expenses	(451)	(476)	+5.6%
Gross operating income	**114**	**134**	**+17.2%**
Risk-related costs	(2)	1	n.m.
Net income on other assets	0	4	n.m.
Pre-tax income on ordinary activities	**112**	**139**	**+23.7%**
Tax	(18)	(36)	+92.9%
Net income before integration-related costs	**94**	**103**	**+10.0%**
Cost/income ratio	**79.8%**	**78.1%**	
ROE		**16.9 %**	

*On a like-for-like basis and comparable methods

The capital markets business achieved a very good performance with a near 8% increase of the **net banking income** driven by a recovery in equity derivatives, an excellent performance in fixed-income activities and a robust contribution from brokerage in a slightly less favourable climate. Operating expenses rose by 5.6% due to organic growth, leading to a 17.2% increase in **gross operating income** to €134 million.

Net income before integration-related costs amounted to €103 million, a year-on-year increase of 10%, giving an annualised **ROE** of 16.9%.

6. INTERNATIONAL RETAIL BANKING

This business line has been reorganised and certain subsidiaries (notably BFCAG, Yemen and Egypt) transferred to other business lines. International retail banking now essentially comprises the African entities which were previously subsidiaries of Crédit Lyonnais, the main one being Crédit du Maroc.
The contribution was mainly attributable to income from equity affiliates of €123 million up 44.4%over the first quarter of 2004. Banca Intesa which achieved a very good performance, was the main contributor. **Net income** rose by 40.4% to €127 million, generating an annualised ROE of 22.3%.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**69**	**63**	**(9.1%)**
Operating expenses	(55)	(53)	(4.7%)
Gross operating income	**14**	**10**	**(25.9%)**
Risk-related costs	(7)	(2)	(70.0%)
Equity affiliates	85	123	+44.4%
Net income on other assets	-	(3)	n.m.
Pre-tax income on ordinary activities	**92**	**128**	**+39.0%**
Tax	(2)	(1)	(20.0%)
Net income	**90**	**127**	**+40.4%**
Cost/income ratio	**79.4%**	**83.2%**	
Allocated capital (€ bn)		**2.3**	
ROE		**22.3 %**	

**On a like-for-like basis and comparable methods*

7. PROPRIETARY ASSET MANAGEMENT AND OTHER BUSINESS

This business line contributed a loss of €138 million compared with €156 million in the first quarter of 2004. The improvement was essentially due to the increase in net banking income caused by the recording of some financial instruments held for macro-hedging purposes as trading securities under IFRS, compared to a relatively low first quarter of 2004.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**(158)**	**(80)**	**(49.6%)**
Operating expenses	(138)	(190)	+38. 4%
Gross operating income	**(296)**	**(270)**	**(8.7%)**
Risk-related costs	(14)	(11)	(20.9%)
Equity affiliates	6	(4)	n.m.
Net income on other assets	(1)	4	n.m.
Pre-tax income on ordinary activities	**(305)**	**(281)**	**(8.0%)**
Tax	149	143	(4.3%)
Net income before integration-related costs	**(156)**	**(138)**	**(11.5%)**

**On a like-for-like basis and comparable methods*

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In first-quarter 2005, the Crédit Agricole Group generated €1.301 billion in net income group share, up 20.4% compared to the first-quarter 2004.

€m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**5,875**	**6,146**	**+4.6%**
Operating expenses	(3,848)	(3,971)	+3.2%
Gross operating income	**2,027**	**2,175**	**+7.3%**
Risk-related costs	(391)	(288)	(26.3%)
Equity affiliates	107	150	+40.2%
Net income on disposal of non-current assets	5	12	X2.4
Pre-tax income on ordinary income	**1,748**	**2,049**	**+17.2%**
integration-related costs	(39)	(49)	+25.6%
Tax	(551)	(638)	+15.8%
Change in value of goodwill	(10)	(3)	(70.0%)
Net income	**1,148**	**1,359**	**+18.4%**
Net income - Group share	**1,081**	**1,301**	**+20.4%**

The above data relate to the Crédit Agricole Group, consisting of all Local credit co-operatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

> **Appendix: Slides from presentation**


2005 first quarter results
June 2005
CRÉDIT AGRICOLE S.A.


Disclaimer
This presentation contains certain forward-looking statements or projections on the business activities or financial position of Crédit Agricole S.A.
This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.
Readers must take all these risk factors and uncertainties into consideration before making their own judgement.
2
First quarter results 2005 - June 2005
CRÉDIT AGRICOLE S.A.

Contents

CREDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Basis of figures

- ✓ The figures presented have been prepared in accordance with the international financial reporting standards (IFRS) endorsed by the European Union on 31 December 2004 (including IFRS 2).
- ✓ Within this framework IAS 32 and 39 and IFRS 4 must be applied from 1 January 2005.
- ✓ First quarter comparatives for 2004 have been estimated, including the impact of IAS 32 and 39 and IFRS 4. The prudential repercussions of these accounting impacts have also been estimated. These estimates have not been audited.
- ✓ Data on the impact of IAS/IFRSs applicable as of 1 January 2005, and data for the first quarter of 2005 are now broadly definitive, apart from outstanding items related to provisions, as well as the treatment of macro-hedges and intra-group transactions, which are subject to further analysis.

CREDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

✓Gross operating income: €1,024m (+26.0%)

✓Net income – Group share: €905m (+41.6%)

✓Cost/income ratio: 68.3% (- 4.1 pts)

CREDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Earnings up sharply

€m	Q1-04*	Q1-05	% change* Q1-04/Q1-05
Net banking income	**2,946**	**3,233**	**+9.7%**
Operating expenses	(2,133)	(2,209)	+3.6%
Gross operating income	**813**	**1,024**	**+26.0%**
Risk-related costs	(207)	(138)	(33.3%)
Equity affiliates	329	388	+17.9%
Net income on other assets	(5)	5	n.m.
Pre-tax income on ordinary activities	**930**	**1,279**	**+37.5%**
Integration-related costs	(41)	(49)	+19.5%
Net income	**716**	**972**	**+35.8%**
Net income - Group share	**639**	**905**	**+41.6%**
Net income - Group share before integration-related costs	**666**	**937**	**+40.7%**

✓ Gross operating income up 26% driven by strong momentum in net banking income (+9.7%) and control over costs (+3.6%)

✓ Risk-related costs at a historically low level

✓ Profitability steadily improving:
- Annualised ROE**: 15.3% (vs 12.2% on 2004)

* N.B.: unless stated otherwise, all Q1-2004 figures and percentage changes in this presentation have been prepared on IFRS, including IAS 32 and IAS 39, and are therefore unaudited.
** Excluding unrealised capital gains.

CREDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Robust earnings growth in all business lines


Contribution of business lines to net income before integration-related costs
€m
743
+35.1%
1,004
170
107
85
244
203
90
(156)
180
118
126
290
301
127
(138)
Q1-04
Q1-05
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

- ✓ Strong commercial momentum at both Regional Banks and Crédit Lyonnais, coupled with excellent control over costs;
- ✓ Strong growth in results from asset management and specialised financial services;
- ✓ *Contribution of corporate and investment banking up sharply reflecting restored revenue dynamics and a sharp improvement in the cost/income ratio.*

CRÉDIT AGRICOLE S.A

Crédit Agricole S.A. consolidated results

Improved profitability of business activity

€bn	Q1-05 allocated capital	% Q1-05	% Q1-04*	ROE Q1-05
French retail banking – Regional Banks	3.3	14.4	13.2	20.4 %
French retail banking – Crédit Lyonnais	2.3	10.0	9.6	20.6 %
Specialised financial services	2.0	8.9	7.5	24.3 %
Asset management, insurance and private banking	5.8	25.3	23.2	20.1 %
Corporate and investment banking	7.2	31.3	35.1	16.9 %
International retail banking	2.3	10.1	11.4	22.3 %
Total business lines	**22.9**	**100.0**	**100.0**	**19.8 %**
Group				**15.3 %**

* *In French GAAP*

CRÉDIT AGRICOLE S.A

Contents

French retail banking – Regional Banks

Growth across all business activities

Q1-05 pre-tax income: €236m*


18.5%

Allocated capital: €3.3bn


14.4%

Q1-05 net income: €180m*

ROE: 20.4%

- ✓ Buoyant business volumes in all markets (personal customers, farming, small businesses, corporates, local authorities);
- ✓ Continued success of pension savings products;
- ✓ Strong volumes in mortgage lending;
- ✓ Cost/income ratio down by 0.7 percentage points year-on-year.

* Crédit Agricole S.A. owns a 25% interest in the capital of the Regional Banks

French retail banking – Regional Banks

Sustained growth in customer assets

✓ Sustained buoyant growth in new inflows: €3.4bn in Q1-05
- Launch of two new mutual funds, *Protein'* and *Protein' Vie* (€750m)
- Placement of two bond issues bringing in over €570m and success of Sanef offering with over €380m in applications;
- *Capital Vert Croissance* pension preparation plan over the quarter: €400m.

✓ Total customer assets up 6.9% year-on-year:
- Life insurance: +10.9%
- Deposits driven by passbook accounts: CSL (+12.2%) and passbook for young people (+9.4%)



€bn
403.1
45.4
44.2
92.4
9.2
23.3
80.9
49.8
57.9
Q 1-04
430.8
50.1
47.8
102.5
10.1
21.4
84.4
53 8
60.7
Q 1-05

	% change Q1-05/Q1-04
Total	+6.9%
Securities*	+10.4%
Mutual funds and SCPI*	+8.1%
Life insurance	+10.9%
Time deposits, savings bonds and certificates of deposits	+9.6%
Popular savings plans	(8.1%)
Home purchase	+4.3%
Passbook accounts**	+8.2%
Sight deposits	+4.8%

* Non-Group securities and mutual fund assets held on customer portfolios included in 2005 and retrospectively in 2004.
** CSL, LEP, Codevi, etc.

French retail banking – Regional Banks

Strong growth in new lending and loan book

✓ New medium and long-term lending up 12.1% vs Q1-04 to over €12bn, driven by strong growth in corporate lending (+22.8%), local authorities (+18.9%) and small businesses and farming (+14.6%) .

✓ Growth in loan book continues apace, with 8.7% year-on-year, sustained increase of mortgages outstanding (+12.7%);



€bn
226.5
19.5
14.0
36.5
18.9
27.6
106.3
Q1-04
246.2
21.5
14.5
38.4
19.6
28.3
119.7
Q1-05

	% change Q1-05/Q1-04
Total	+8.7%
Local authorities	+10.6%
Consumer credit	+3.3%
Small business	+5.0%
Professionals	+3.6%
Farming loans	+2.5%
Mortgage loans	+12.7%
Other	+13.1%

French retail banking – Regional Banks

Strong commercial momentum, with 3.4%* growth in net banking income

✓ Growth in business with farming, small business and corporate sectors (crop insurance, CA certificate, franchise partnerships, etc.);

✓ Growth in fee income driven by insurance (in particular non-life) and services and other banking transactions (service accounts).

Fee income from customers



€m
895
140
84
334
337
974
153
100
357
364
1,012
163
103
376
370
Q1-03
Q1-04
Q1-05

	% change Q1-05/Q1-04
Total	+3.9%
Services and other banking transactions	+6.8%
Securities	+2.8%
Insurance	+5.1%
Account management and payment instruments	+1.8%

* Excluding dividends from Crédit Agricole S.A. received from Regional Banks. Excluding return on investment of excess equity, NBI increased by 0.6%.

CREDIT AGRICOLE S.A.

French retail banking – Regional Banks

Healthy operating metrics

✓ 0.7 percentage point improvement in cost/income ratio over one year, with controlled increase of operating expenses (+2.2%);

✓ Strengthened provision cover against bad and doubtful debts;

✓ 3 bp decrease in cost of risk.

Continuous improvement in cost/income ratio*



63.6%
61.6%
58.8%
58.1%
Q1-02
Q1-03
Q1-04
Q1-05

Trends in provisioning against bad and doubtful debts and risk-related costs (excluding collective provisions)



66.1%
67.6%
68.1%
69.8%
Provisions/bad & doubtful debts outstanding
4.6%
4.2%
3.9%
3.4%
BDD/total loans outstanding
26 bp
23 bp
25 bp
22 bp
Cost of credit risk/total loans outstanding
Q1-02
Q1-03
Q1-04
Q1-05

* Aggregate cost/income ratio of the 42 Regional Banks accounted for by the equity method, excl. dividends paid by Crédit Agricole S.A. to them.

CREDIT AGRICOLE S.A.

French retail banking – Regional Banks

Robust growth in contribution from Regional Banks

✓ An aggregate net income, in the individual accounts, sharply up, due to the GOI increase (+5.3%) and the drop in risk-related costs (-18.5%);

✓ A 7.9% growth in the contribution of the Regional Bank's contribution to Crédit Agricole S.A.'s consolidated accounts (+6.1% after the taxation of dividends paid to Crédit Agricole S.A.).

Contribution of the Regional Banks accounted for by the equity method



€m
Net banking income*
+3.4%
Q1-05
2,853*
3,093
Q1-04
2,758
Gross operating income*
+5.3%
Q1-05
1,195*
1,435
Q1-04
1,135
Net profit*
+8.8%
Q1-05
665*
905
Q1-04
611
Income from equity affiliates
+7.9%
Q1-05
236
Q1-04
219

* Aggregate results of the 42 Regional Banks accounted for by the equity method, restated for the Crédit Agricole S.A. dividend received by the Regional Banks

CREDIT AGRICOLE S.A.

French retail banking – Regional Banks

Income statement

€m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income			
Operating expenses			
Gross operating income			
Risk-related costs			
Equity affiliates	219	236	+7.9%
Pre-tax income on ordinary activities	**219**	**236**	**+7.9%**
Tax*	(49)	(56)	+14.3%
Net income	**170**	**180**	**+6.1%**
Cost/Income ratio	n.a.	n.a.	
Allocated capital (€ bn)		3.3	
ROE		20.4 %	

* Tax impact of dividends received from Regional Banks

CREDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Gross operating income* up 6.6%

Q1-05 pre-tax income: €169m


13.2%

Allocated capital: €2.3bn


10.0%

Q1-05 net income: €118m

ROE: 20.6%

- ✓ Strong commercial dynamics, reflected in *market share gains in deposits*
- ✓ Excellent control over costs against a backdrop of moderate growth in net banking income: cost/income ratio down 1.3 percentage points over one year;
- ✓ Growth in gross operating income*:
  - Net banking income: +1.1%
  - Operating expenses: (0.6%)
  - *Gross operating income:* +6.6%

* On a like-for-like basis and on comparable methods

CREDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Sustained growth in customer assets

- ✓ Acceleration in growth in passbook accounts, leading to market share gains in deposits;
- ✓ Sharp growth in securities outstanding following the success of the Sanef placement (Crédit Lyonnais market share 20%);
- ✓ Good performance in life insurance, with new business up 38% year-on-year.


€bn
113.8
8.7
26.4
28.0
5.3
14.5
11.1
18.9
Q1-04*
120.3
9.5
27.3
30.5
5.2
14.5
13.1
19.5
Q1-05

	% change Q1-05/Q1-04*
Total	+5.7%
Securities	+8.5%
Mutual funds	+3.3%
Life insurance	+8.9%
Time deposits, savings bonds and certificates of deposits	(2.8%)
Popular savings plans	(16.6%)
Home finance	(0.4%)
Passbook accounts	+18.8%
Current accounts	+3.3%

* On a like-for-like basis and on comparable methods

CREDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Further growth in loans outstanding

- Continued strong growth in mortgage lending;
- Significant recovery in medium and long-term lending to SMEs (new lending up 50% and loan book up 8.1%).

€bn



46.5
8.7
7.6
6.1
24.1
49.4
9.0
7.8
6.3
26.3
Q1-04*
Q1-05

	% change Q1-05/Q1-04*
Total	+6.2%
SME loans*	+3.2%
Professionals*	+2.6%
Consumer loans*	+4.3%
Home finance	+9.0%

* On a like-for-like basis and on comparable methods. Short-term loans to professionals, which were previously included in consumer loans, are now included in professional loans

CREDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

1.1%* growth in net banking income

- Net interest income was impacted by historically low interest rates and continued fierce competition, which largely offset the impact of volume growth in deposits and lending;
- Strong growth in fees on sales of insurance (15% in non-life insurance) and securities (Sanef IPO).

Trends in NBI

€m



827
448
23
78
90
188
837
446
24
83
97
187
Q1-04*
Q1-05

	% change Q1-05/Q1-04*
Net interest margin	(0.5%)
Total fee and commission income	+3.0%
Services and other banking transactions	+2.3%
Securities management	+6.6%
Insurance	+7.9%
Account management and payment instruments	(0.7%)

* On a like-for-like basis and on comparable methods

CREDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Trends in operating costs and risk-related costs

- Tight control over costs (down 0.6%) enabling continuation of programme to optimise the branch network (12 new branches and 28 refurbishing in Q1) and increasing use of call centres;
- Progress in the business plan, reflected in a significant reduction in fixed costs in Q1-05;
- Improvement in cost/income ratio (down 1.3 percentage points) and cost of risk stable at 45 basis points at end March 2005, with provision cover significantly strengthened.

Trends in operating expenses



€m
630
Marketing investments
Recurring expenses
627
76.2%
Cost/income ratio
74.9%
Q1-04*
Q1-05

Trends in risk-related costs** (incl. collective provisions)



74.9%
79.7%
Provisions/bad & doubtful debts outstanding
5.0%
4.4%
BDD/total loans outstanding
46 bp
45 bp
45 bp
Cost of credit risk
Q1-04
2004
Q1-05

* On a like-for-like basis and on comparable methods
** Risk-related costs / weighted loans outstandings

CREDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Income statement

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**827**	**837**	**+1.1%**
Operating expenses	(630)	(627)	(0.6%)
Gross operating income	**197**	**210**	**+6.6%**
Risk-related costs	(43)	(41)	(4.8%)
Pre-tax income on ordinary activities	**154**	**169**	**+9.8%**
Tax	(47)	(51)	+8.4%
Net income	**107**	**118**	**+10.5%**
Cost/income ratio	76.2%	74.9%	
Allocated capital (€ bn)		2.3	
ROE		20.6%	

* On a like-for-like basis and on comparable methods

CREDIT AGRICOLE S.A.

Specialised financial services

Very strong growth in net income: up by nearly 50%

Q1-05 pre-tax income: €183m


14.3%

Allocated capital: €2.0bn


8.9%

✓ A steady growth phase:

- Acquisitions (Dan'Aktiv, household equipment consumer credit of BCP, 50% of Eurofactor);
- Organic growth in international markets, in particular through developing partnerships;

✓ Strong increase of net income in consumer *finance and in lease finance and factoring.*

Q1-05 net income before integration-related costs: €126m

ROE: 24.3%

CREDIT AGRICOLE S.A.

Specialised financial services

Consumer credit in France and abroad

✓ Strong growth in new lending: up €5.2bn or 17% vs Q1-04 driven by international business (+45%);

✓ Growth in loan book: up 14% vs Q1-04, driven by strong international growth and co-operation with the Regional Banks and Crédit Lyonnais;

✓ Improvement in results, with 13.5% growth in pre-tax income or ordinary activities, chiefly due to the foreign networks, which contributed 39% of Q1-05 gross operating income.

Growth in managed loan book


€bn
28.6
31.9
32.7
2.2
4.1
2.5
4.7
2.6
4.8
% change Q1-05/Q1-04
Total +14.2%
Regional Banks +18.9%
Sofinco/Crédit Lyonnais partnership +17.1%
Third party and JV (16.3%)
Proprietary outstandings +16.1%
Q1-04
Dec 04
Q1-05

Geographic breakdown of loans outstanding


€bn
28.6
31.9
32.7
7.0
9.3
10.0
% change Q1-05/Q1-04
International +42.0%
France +5.1%
Q1-04
Dec 04
Q1-05

CREDIT AGRICOLE S.A.

Specialised financial services

Lease finance and factoring

✓ **Lease finance:**
- New lending up 3.8% to €939m vs Q1-04, including 20% for EFL in Poland;
- Lease book stable at €12.6bn;
- Gross operating income up 15% vs Q1-04.

✓ **Factoring:** revenues up 16.5% vs Q1-04. One third of business now generated outside France.


Lease book
€bn
12.6
12.6
12.6
Q1-04
Dec 04
Q1-05
Outstandings: 0 % vs Q1-04


Growth in factoring revenues and book
€bn
6.1
4.3
7.1
5.0
Q1-04
Q1-05
Revenues up 16.5%
Outstandings up 15.4%

Specialised financial services

Income statement

€m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**540**	**603**	**+11.6%**
Operating expenses	(289)	(324)	+12.0%
Gross operating income	**251**	**279**	**+11.1%**
Risk-related costs	(102)	(97)	(4.9%)
Equity affiliates	-	1	X3.8
Net income on other assets	(6)	-	(100%)
Pre-tax income on ordinary activities	**143**	**183**	**+27.9%**
Tax	(59)	(57)	(2.6%)
Net income before integration-related costs	**84**	**126**	**+49.2%**
Cost/income ratio	53.5%	53.7%	
Allocated capital (€ bn)		2.0	
ROE		24.3 %	

Asset management, insurance and private banking

Contribution up by nearly 19%

Q1-05 pre-tax income: €449m


35.1%

Allocated capital: €5.8bn


25.3%

- ✓ Assets under management top €430bn (up 8.5% year-on-year);
- ✓ Excellent commercial performance in asset management: new inflows of €9bn in the quarter, representing annualised growth of 10.4%;
- ✓ All business lines now positioned in higher value-added products;
- ✓ Sustained growth in life insurance and property & casualty insurance;
- ✓ Cost/income ratio down by 3.6 percentage points.

Q1-05 net income before integration-related costs: €290m

ROE: 20.1%

Asset management, insurance and private banking

Assets under management of €430bn

- ✓ Asset under management up €24bn in the quarter;
- ✓ Continued shift in investment categories, notably towards life insurance;
- ✓ Further mergers between dedicated subsidiaries of the Crédit Agricole Group and Crédit Lyonnais (Crédit Agricole Suisse).


Assets under management
€bn
70.7
121.2
312.4
396.3
67.8
128.8
347.0
405.8
69.9
133.0
368.7
430.1
Q1-04
Dec 05
Q1-05
CAC 40: 3,625
3,821
4,068

	% change Q1-05/Q1-04
Assets under management (excl. double counting)	**+8.5%**
Private banking	(1.1%)*
Life insurance	+9.7%
Asset management	+18.0%**

* 0% on a like-for-like basis
** +9.1% on a like-for-like basis (excluding transfer of UAF assets)

Asset management, insurance and private banking

Asset management

- ✓ Assets under management up €14.5bn in Q1-05 (on a like-for-like basis and unchanged valuation methods), driven by new inflows (€9.0bn) and a positive market effect;
- ✓ Continued good commercial momentum in international subsidiaries;
- ✓ New inflows mainly in bonds and alternative funds.



Assets under management
€bn
% change Q1-05/Q1-04
312.4*
347.0*
Inflows 9.0
Market 5.5
7.2
Scope and method**
368.7*
287.2
316.5
334.5
25.2
30.5
34.2
Mar 04
Dec 04
Mar 05
AUM +18.0%***
France +16.4%
International +35.8%



Breakdown of AUM
21.4%
16.8%
Money markets
41.5%
47.6%
Bonds
25.1%
22.6%
Equities
12.0%
13.0%
Structured, alternative and other
Q1-04
Q1-05

* Data based on harmonised valuation method (including mandates invested in mutual funds and elimination of feeder funds invested in master funds)
** *Impact of UAF transfer on scope and method*
*** Up 9.1% on a like-for-like basis and on comparable methods

Asset management, insurance and private banking

Private banking

First quarter highlights:

- ✓ Legal, organisational and systems merger of CAI Suisse and CL Suisse to create Crédit Agricole Suisse S.A., the number two foreign bank in the Swiss private banking market;
- ✓ Excellent performance from BGPI which benefits from its co-operation with the Regional Banks.



Assets under management
€bn
70.7
67.8
Inflows 0
Market 1.9
Scope 0.2
69.9
26.3
26.0
26.9
44.4
41.8
43.0
Q1-04
Dec 04
Q1-05

	% change Q1-05/Q1-04	% change Q1-05/Q1-04 on a like-for-like basis
AUM	**(1.1%)**	**0%**
France	+2.3%	+2.3%
International	(3.2%)	(1.3%)

Asset management, insurance and private banking

Life insurance

✓ Sustained business activity:

- Premium income in excess of €5bn with 300,000 new policies;
- In-force business up 9.7% year-on-year to €133bn, consolidating on the Group's number two position in the French life insurance market..



Assets under management*
€bn
121.2
133.0
14.0
15.1
107.2
117.9
Q1-04
Q1-05
% change Q1-05/Q1-04
In-force +9.7%
Unit-linked +7.3%
€ +10.0%



Breakdown of investments (excl. unit-linked)
0.8%
7.4%
1.5%
4.8%
9.6%
11.8%
Book value at Q1-04
Book value at Q1-05
Alternative products
Treasury
Real estate
Fixed income
Equity

* Mathematical provisions

CREDIT AGRICOLE S.A.

Asset management, insurance and private banking

Non-life insurance

✓ Continued strong commercial momentum with a 12.4% increase in new policies, compared to Q1-04, bringing the total to over 4.2 million* policies;

✓ Launch and initial sales of new products for farmers and small businesses (notably crop insurance);

✓ Loss ratio highly satisfying especially in comprehensive household and personal accident.



Premium income
€m
226.0
300.7**
363.8**
11.0
95.5
62.3
67.2
24.2
103.6
60.2
112.7
47.5
113.3
68.8
134.2
Q1-03
Q1-04
Q1-05
% change Q1-05/Q1-04
Premium income +21.0%
Farming policies +96.3%
Car +9.4%
Comprehensive household +14.3%
Personal accident, health, legal protection and other +19.1%
O/w Finaref +17.2%



Loss ratio (excl. Finaref)
92.0%
87.8%
82.7%
Combined ratio
64.6%
60.9%
52.7%***
Claims ratio
Q1-03
Q1-04
Q1-05

* Excluding non-bank activities
** 2004 and 2005 data include premium income transferred from Crédit Lyonnais (full year impact of €93.3m in 2003).
*** Loss ratio excluding Afcalla amounted to 57.7% at end March 2005.

CREDIT AGRICOLE S.A.

Asset management, insurance and private banking

Income statement

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**682**	**777**	**+13.9 %**
Operating expenses	(321)	(338)	+5.2%
Gross operating income	**361**	**439**	**+21.6%**
Risk-related costs	(1)	-	n.m.
Equity affiliates	2	10	X4.6
Net income on other assets	-	-	n.m.
Pre-tax income on ordinary activities	**362**	**449**	**+23.9%**
Tax	(119)	(159)	+34.0%
Net income before integration-related costs	**243**	**290**	**+18.9%**
Cost/income ratio	47.1 %	43.5 %	
Allocated capital (€ bn)		5.8	
ROE		20.1%	

* On a like-for-like basis and on comparable methods

CREDIT AGRICOLE S.A.

Corporate and investment banking

Net income* up 48%

Q1-05 pre-tax income: €395m


30.9%

Allocated capital: €7.2bn


31.3%

- ✓ Gross operating income up 25%, driven by revenue growth and cost synergies;
- ✓ Strong growth in contribution from key business lines, financing, capital markets and investment banking;
- ✓ Sharp improvement in key financial figures: cost/income ratio down 5.5 percentage points and ROE up to 16.9%.

Q1-05 net income before integration-related costs: €301m

ROE: 16.9%

* Before integration-related costs

CREDIT AGRICOLE S.A.

Corporate and investment banking

A decrease in staff numbers of 22% since 1st January 2003 that continued in Q1-05



13,907
13,314
12,925
12,377
11,062
10,828
5,636
5,496
5,298
5,199
4,717
4,486
8,271
7,818
7,627
7,178
6,345
6,342
31/12/02
31/12/03
31/03/04
30/09/04
31/12/04
31/03/05

France: 18.4% decrease in 15 months

International: 18.9% decrease in 15 months

CREDIT AGRICOLE S.A.

Corporate and investment banking

Sharp improvement in operating results



Trends in revenues*
m€
985
954
824
958
1,033
565
500
428
563
610
Calyon created on 01.05.04
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Investment banking and capital markets
Financing activities



Trends in cost base
m€
(15.3%)
800
678
Q1-02 pro forma
Q1-05

- ✓ Continued recovery in revenues since Q4-04 (up 7.3% on a like-for-like basis and at constant exchange rates vs Q1-04);
- ✓ Continued decrease of fixed cost base in Q1-05 vs Q1-04 as well as vs Q4-04;
- ✓ Comprehensive implementation of the synergies programme:€122m decrease of cost base, compared with Q1-02, the reference period;
- ✓ Integration-related costs are sharply down in Q1-05 (€20m);
- ✓ Gross operating income up 27.5% vs Q1-04 on a like-for-like basis and at constant exchange rates.

* Preliminary estimates of quaterly trends

CREDIT AGRICOLE S.A.

Corporate and investment banking

Financing activities: gross operating income up 29%

- ✓ Net banking income increase in a climate of margin erosion;
- ✓ Stronger weighting to higher value-added products: from 53% to 61% between Q1-04 and Q1-05;
- ✓ Risk climate still favourable;
- ✓ Sharp fall in cost/ income ratio (down 11.6 percentage points) to 47.7%.



Changes in net banking income
€m
420
454
396
395
423
224
246
246
241
260
Structured finance
Q1-04*
Q2-04*
Q3-04*
Q4-04*
Q1-05

% change Q1-05/Q1-04 at constant exchange rate
NBI: +3.2%
Expenses: (17.6%)
GOI: +33.6%



Trend in operating expenses
€m
59.3%
Cost/income ratio
47.7%
249
202
Q1-04
Q1-05

* On a like-for-like basis and on comparable methods. Preliminary estimates of quaterly trends.

CREDIT AGRICOLE S.A.

Corporate and investment banking

Income statement of financing activities

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**420**	**423**	**+0.7%**
Operating expenses	(249)	(202)	(19.0%)
Gross operating income	**171**	**221**	**+29.4%**
Risk-related costs	(37)	13	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	-	(100%)
Pre-tax income on ordinary activities	**153**	**256**	**+67.5%**
Tax	(43)	(58)	+34.7%
Net income before integration-related costs	**110**	**198**	**+80.4%**
Cost/income ratio	**59.3%**	**47.7%**	
ROE		**16.9 %**	

* On a like-for-like basis and on comparable methods

CREDIT AGRICOLE S.A.

Corporate and investment banking

Capital markets and investment banking: strong growth in revenues, continuing the trend of Q4-04

- ✓ High level of market activities NBI, with growth of customer-based revenues (which represent over 80% of total) and a controlled risk profile (VaR at 31 March 2005: €17m);
- ✓ Recovery in equity derivatives with revenues multiplied by four vs Q1-04;
- ✓ Good performance in fixed-income derivatives;
- ✓ Continued robust performance in brokerage in a less favourable environment.



Trends in NBI
€m
523*
500
428
563
610
Q1-04**
Q2-04**
Q3-04**
Q4-04**
Q1-05

% change Q1-05/Q1-04 at constant exchange rate

NBI: +10.3%

Expenses: +8.1%

GOI: +18.3%



Trends in operating expenses
€m
79.8%
Cost/income ratio
78.1%
451
476
Q1-04
Q1-05

* Excluding €42m Euronext capital gain

** On a like-for-like basis and on comparable methods. Preliminary estimates of quaterly trends.

CREDIT AGRICOLE S.A.

Corporate and investment banking

Income statement of investment banking and capital markets

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**565**	**610**	**+7.9%**
Operating expenses	(451)	(476)	+5.6%
Gross operating income	**114**	**134**	**+17.2%**
Risk-related costs	(2)	1	n.m.
Net income on other assets	0	4	n.m.
Pre-tax income on ordinary activities	**112**	**139**	**+23.7%**
Tax	(18)	(36)	+92.9%
Net income before integration-related costs	**94**	**103**	**+10.0%**
Cost/income ratio	**79.8%**	**78.1%**	
ROE		**16.9 %**	

* On a like-for-like basis and on comparable methods

CREDIT AGRICOLE S.A.

Corporate and investment banking

Income statement of financing activities, investment banking and capital markets

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**985**	**1,033**	**+4.9%**
Operating expenses	(700)	(678)	(3.1%)
Gross operating income	**285**	**355**	**+24.5%**
Risk-related costs	(39)	14	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	4	+100%
Pre-tax income on ordinary activities	**265**	**395**	**+49.0%**
Tax	(62)	(94)	+52.1%
Net income before integration-related costs	**203**	**301**	**+48.0%**
Cost/income ratio	**71.1%**	**65.6%**	
ROE		**16.9 %**	

*On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Front-ranking positions

- ✓ No. 1 arranger of securitisations in Europe
- ✓ No. 1 mandated arranger of project finance in Europe
- ✓ No. 1 equity broker in Asia
- ✓ No. 2 in Western European country research in equity brokerage
- ✓ No. 2 non-US futures broker in the USA
- ✓ No. 2 in structured EMTN placements
- ✓ No. 2 in Coface export credits
- ✓ No. 3 in European IPOs
- ✓ Among the world's top 5 in ship finance.

Source: Thomson Financial, Dealogic, Asia Money, Institutional Investor, CFTC, Capital Market Daily, Coface

CRÉDIT AGRICOLE S.A.

International retail banking

Substantial rise in contribution from international retail banking

Q1-05 pre-tax income: €128m


10.0%

Allocated capital: €2.3bn


10.1%

Q1-05 net income: €127m

ROE: 22.3%

- ✓ Excellent contribution of Banca Intesa to income from equity affiliates which amounts to: €123m in Q1-05, up 44.4% vs Q1-04;
- ✓ Change in scope: exit of BLF, BFC AG transferred to proprietary asset management and other activities, and transfer of UBAF to CIB;
- ✓ Total contribution of business line up 40.4%.

CREDIT AGRICOLE S.A.

International retail banking

Income statement

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**69**	**63**	**(9.1%)**
Operating expenses	(55)	(53)	(4.7%)
Gross operating income	**14**	**10**	**(25.9%)**
Risk-related costs	(7)	(2)	(70.0%)
Equity affiliates	85	123	+44.4%
Net income on other assets	-	(3)	n.m.
Pre-tax income on ordinary activities	**92**	**128**	**+39.0%**
Tax	(2)	(1)	(20.0%)
Net income	**90**	**127**	**+40.4%**
Cost/income ratio	79.4%	83.2%	
Allocated capital (€ bn)		2.3	
ROE		22.3%	

* On a like-for-like basis and on comparable methods

CREDIT AGRICOLE S.A.

Proprietary asset management and other activities

Proprietary asset management and other activities

Q1-05 pre-tax income: €(281)m


21.9%
negative

- ✓ Volatility in net banking income caused by the reclassification of some financial instruments held for macro-hedging purposes to trading securities under IAS/IFRS (€60m in Q1-05 vs €(115)m in Q1-04);
- ✓ Increase of over €30m (vs Q1-04) due to new acquisitions (additional holding in Finaref, etc.);
- ✓ Private equity: transfer to proprietary asset management and other activities backdated to Q1-04. Q1-05 NBI is €17m(Q1-04 was €8m).

Q1-05 net income before integration-related costs: €(138)m

Proprietary asset management and other activities

Income statement

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**(158)**	**(80)**	**(49.6%)**
Operating expenses	(138)	(190)	+38. 4%
Gross operating income	**(296)**	**(270)**	**(8.7%)**
Risk-related costs	(14)	(11)	(20.9%)
Equity affiliates	6	(4)	n.m.
Net income on other assets	(1)	4	n.m.
Pre-tax income on ordinary activities	**(305)**	**(281)**	**(8.0%)**
Tax	149	143	(4.3%)
Net income before integration-related costs	**(156)**	**(138)**	**(11.5%)**

* On a like-for-like basis and on comparable methods

Contents

Progress report on synergies

Implemented synergies in line with 2005 targets


€m
40
275
325
620
602
760
2003
2004 target
2004 actual
2005 target
Synergies secured at 31/03/2005
2006 target

Contents

CREDIT AGRICOLE S.A.

Crédit Agricole S.A. and Crédit Agricole Group financial data

International solvency ratio

€ bn	Dec 04* Crédit Agricole S.A.	Mar 05 Crédit Agricole S.A.	Mar 05 Crédit Agricole Group
Total risk-weighted assets	**215.6**	**225.5**	**439,8**
Tier 1 solvency ratio	**7.4%**	**7.6%**	**7.5%**
Total solvency ratio	**8.1%**	**8.1%**	**9.8%**

* Estimated figures including IAS/IFRS impact

CREDIT AGRICOLE S.A.

Crédit Agricole Group consolidated income statement

€m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**5,875**	**6,146**	**+4.6%**
Operating expenses	(3,848)	(3,971)	+3.2%
Gross operating income	**2,027**	**2,175**	**+7.3%**
Risk-related costs	(391)	(288)	(26.3%)
Equity affiliates	107	150	+40.2%
Net income on disposal of non-current assets	5	12	X2.4
Pre-tax income on ordinary income	**1,748**	**2,049**	**+17.2%**
integration-related costs	(39)	(49)	+25.6%
Tax	(551)	(638)	+15.8%
Change in value of goodwill	(10)	(3)	(70.0%)
Net income	**1,148**	**1,359**	**+18.4%**
Net income - Group share	**1,081**	**1,301**	**+20.4%**

CRÉDIT AGRICOLE S.A.

2005 first quarter results

Appendices

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		*Proprietary asset* management and other activities		Group	
	Q1-04	Q1-05	Q1-04**	Q1-05	Q1-04	Q1-05	Q1-04**	Q1-05	Q1-04**	Q1-05	Q1-04**	Q1-05	Q1-04**	Q1-05	Q1-04	Q1-05
Net banking income			**827**	**837**	**540**	**603**	**682**	**777**	**985**	**1 033**	**69**	**83**	**(158)**	**(80)**	**2,946**	**3,233**
Operating expenses			(630)	(627)	(289)	(324)	(321)	(338)	(700)	(678)	(55)	(53)	(138)	(190)	(2,133)	(2,209)
Gross operating income			**197**	**210**	**251**	**279**	**361**	**439**	**285**	**355**	**14**	**10**	**(296)**	**(270)**	**813**	**1,024**
Risk-related costs			(43)	(41)	(102)	(97)	(1)	-	(39)	14	(7)	(2)	(14)	(11)	(207)	(138)
Equity affiliates	219	236	-	-	-	1	2	10	17	22	85	123	6	(4)	329	388
Net income on other assets	-	-	-	-	(6)	0	-	-	2	4	-	(3)	(1)	4	(5)	5
Integration-related costs	-	-	-	-	(2)	(2)	(6)	(12)	(6)	(20)	-	-	(27)	(15)	(41)	(49)
Pre-tax income	**219**	**236**	**154**	**169**	**141**	**181**	**356**	**437**	**259**	**375**	**92**	**128**	**(332)**	**(296)**	**889**	**1,230**
Tax*	(49)	(56)	(47)	(51)	(58)	(57)	(116)	(155)	(60)	(87)	(2)	(1)	159	148	(173)	(258)
Net income	**170**	**180**	**107**	**118**	**83**	**124**	**240**	**282**	**199**	**288**	**90**	**127**	**(173)**	**(148)**	**716**	**972**
Minority interests															(77)	(67)
Net income - Group share															**639**	**905**

* Tax charges are allocated between the various business lines based on agreed terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.

** On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Business transfers restated pro forma on Q1-04 disclosed data

✓Yemen, Egypt	IRB	→	CIB
✓UBAF	IRB	→	CIB
✓BSF from Q1-04 (reminder)	IRB	→	CIB
✓CPR Online	AM	→	CIB
✓BFC AG	IRB	→	Prop. asset mgt.
✓Private Equity	CIB	→	Prop. asset mgt.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Q1-04 – like-for-like basis and comparable methods to Q1-05* (excluding impact of transfer of entities)


Operating expenses: €3m
Corporate and investment banking GOI Q1-04: (€11m)
Operating expenses: €4m
NBI: €10m
NBI: €8m
NBI: €6m
Proprietary asset management and other activities GOI Q1-04: €31m
French retail banking - Crédit Lyonnais GOI Q1-04: €30m
Operating expenses: €18m
NBI: €10m
Asset management GOI Q1-04: €10m
Reallocation of NBI
Reallocation of operating expenses

* Unaudited data

Trends in risk

Market risk

- Overall VaR (99% - 1 day) at 31 March 2005: €20m for Crédit Agricole S.A. Group, including €17m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 1st January to 31 March 2005				31 December 2004
	Minimum	Maximum	Average	31 March 2005	
Cash and equivalents	4	7	5	6	7
I.C.C. (Interest rate, Currency and Commodities)	12	15	13	14	12
Credit	6	11	8	7	10
Equities	5	9	7	7	7
Total VaR for Crédit Agricole S.A. Group	**20**	**25**	**22**	**20**	**25**

Change in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2003	June 04	Dec 2004	Mar 05	%
SAS Rue la Boétie	771,841,801	783,146,587	794,929,524	812,394,524	55.13 %
SNC Crédit Agricole Transactions*	14,771,187	6,102,837	-	-	-
Treasury shares**	15,681,762	21,649,126	29,324,633	27,601,803	1.87 %
Shares held by Group companies***	-	-	1,839	1,839	n.m.
Float****	671,227,687	662,623,887	649,266,441	633,524,271	42.99 %
Total shares in issue	**1,473,522,437**	**1,473,522,437**	**1,473,522,437**	**1,473,522,437**	**100.00%**

	Dec 2003		June 04	Dec 2004	Mar 05
	Consolidated accounts	Pro forma consolidated accounts	Consolidated accounts	Consolidated accounts	Consolidated accounts
Average number of shares used to compute earnings per share	1,185,918,556	1,339,009,043	1,472,776,470	1,472,776,470	1,445,918,584
Net income - Group share	€1,026 m	€1,140m	€1,075m	€2,203m	€905m
Annualised net income per share	€0. 865	€0.851	€1.460	€1.496	€2.505
Annualised net income before integration-related costs per share	**€1.809**	**€1.793**	**€2.082**	**€2.144**	**€2.592**

* SNC closed down on 17 February, 2005

** *Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted*

*** Shares held indirectly by Group companies and not retained in the consolidated balance sheet (CRC 2000 –02)

**** At 31 March 2005, including 65,874,126 shares (4.47%) held by employees through dedicated company investment funds as part of the Group's employee share ownership plans

N.B: Historical data to December 2004 has not been restated for IFRS

Capital allocation

Risk-weighted assets for capital allocation per business line

€ bn	Dec 04	Mar 05
French retail banking	**89.7**	**90.4**
- Regional Banks	52.1	52.2
- Crédit Lyonnais	37.6	38.2
Specialised financial services	**35.0**	**34.5**
Asset management, insurance and private banking	**11.4**	**11.5**
Corporate and investment banking	**112.1**	**116.4**
International retail banking	**3.4**	**2.2**

French retail banking – Regional Banks

Regional Banks' contribution

€ m – Aggregated unconsolidated results of the 42 Regional Banks accounted for at equity	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**2,758**	**3,093***	**+12.1%**
Operating expenses	(1,623)	(1,658)	+2.2%
Gross operating income	**1,135**	**1,435**	**+26.4%**
Risk-related costs	(173)	(141)	(18.5%)
Net income on disposal of non-current assets	-	2	n.m.
Pre-tax income on ordinary activities	**962**	**1,296**	**+34.7%**
Tax	(351)	(391)	+11.4%
Aggregate net income	**611**	**905**	**+48.1%**
Net income accounted for at equity (100%)	**640**	**879**	**+37.3%**
Net income accounted for at equity (25%)	**160**	**220**	**+37.5%**
Elimination of intra-group dividends	-	(69)	n.m.
Change in share of reserves	59	85	+44.1%
Contribution of Regional Banks	**219**	**236**	**+7.8%**

* O/w €240m interim dividends paid by Crédit Agricole S.A.

CREDIT AGRICOLE S.A.

Specialised financial services

Consumer credit highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**451**	**489**	**+8.6%**
Operating expenses	(228)	(246)	+7.9%
Gross operating income	**223**	**243**	**+9.2%**
Risk-related costs	(86)	(89)	+3.6%
Equity affiliates	-	2	X3.8
Integration-related costs	(1)	-	n.m.
Pre-tax income	**136**	**156**	**+14.3%**
Tax	(55)	(49)	(11.4%)
Net income	**81**	**107**	**+31.7%**

CREDIT AGRICOLE S.A.

Specialised financial services

Lease finance highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**65**	**67**	**+4.0%**
Operating expenses	(43)	(42)	(1.6%)
Gross operating income	**22**	**25**	**+15.1%**
Risk-related costs	(15)	(9)	(40.5%)
Net income on other assets	(6)	-	(100%)
Integration-related costs	(1)	(2)	+58.3%
Pre-tax income	**-**	**14**	**n.m.**
Tax	(2)	(3)	+45.8%
Net income	**(2)**	**11**	**n.m.**

CREDIT AGRICOLE S.A.

Specialised financial services

Factoring highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**25**	**46**	**+85.2%**
Operating expenses	(17)	(31)	+85.0%
Gross operating income	**8**	**15**	**+85.5%**
Risk-related costs	(1)	1	n.m.
Integration-related costs	-	(1)	n.m.
Pre-tax income	**7**	**15**	**X2.3**
Tax	(2)	(6)	X3.8
Net income	**5**	**9**	**+76.9%**

CREDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**270**	**320**	**+18.5%**
Operating expenses	(163)	(175)	+7.5%
Gross operating income	**107**	**145**	**+35.3%**
Risk-related costs	1	-	n.m.
Equity affiliates	-	1	n.m.
Integration-related costs	(3)	(5)	+67.7%
Pre-tax income	**105**	**140**	**+33.0%**
Tax	(36)	(54)	+49.4%
Net income	**69**	**86**	**+24.5%**

CREDIT AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**284**	**332**	**+16.7%**
Operating expenses	(58)	(66)	+13.3%
Gross operating income	**226**	**266**	**+17.6%**
Risk-related costs	(1)	(1)	(33.3%)
Equity affiliates	2	7	x3.6
Integration-related costs	(3)	(4)	+63.0%
Pre-tax income on ordinary activities	**224**	**268**	**+19.5%**
Tax	(72)	(93)	+28.4%
Net income	**152**	**175**	**+15.3%**

CREDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**128**	**125**	**(2.2%)**
Operating expenses	(100)	(96)	(3.4%)
Gross operating income	**28**	**29**	**+2.1%**
Risk-related costs	(1)	1	n.m.
Equity affiliates	-	1	n.m.
Integration-related costs	-	(2)	n.m.
Pre-tax income on ordinary activities	**27**	**29**	**+8.2%**
Tax	(8)	(8)	-
Net income	**19**	**21**	**+11.8%**

CREDIT AGRICOLE S.A.

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	Q1-04	Q1-05
Cost of financing	(264)	(298)
Financial management	(39)	113
O/w trading (according to IFRS)	*(115)*	*63*
Other business	37	41
Work-out activities	108	64
Net banking income	**(158)**	**(80)**

CREDIT AGRICOLE S.A.

Changes in operating expenses Q1-04/Q1-05

€m

Q4-04 operating expenses (IFRS)	**2,258**
New synergies in Q1-05 (compared to Q4-04)	(17)
Change in scope of consolidation (Eurofactor)	11
Non recurring Q4-04 operating expenses	≈ (80)
Performance-linked remuneration and organic growth	≈ 37
Q1-05 operating expenses	**2,209**

CRÉDIT AGRICOLE S.A.

CRÉDIT AGRICOLE S.A.

2.2. Other recent developments

➢ **Crédit Agricole S.A. and Tessi have announced that they are in exclusive discussions** for the sale of a majority holding in CPR Billets.
Press release, 3 May 2005

For Crédit Agricole S.A., the proposed sale will provide CPR Billets with the backing of an industrial group to support its future development.

CPR Billets is the leading wholesale foreign exchange operator on the French market, trading and supplying currencies and gold to banks and financial intermediaries. It has also extended its activities to euro bank notes and coins and alternative security transport. The CPR Billets group reported net banking income of €41.1 million in 2004.

For Tessi, this acquisition will round out its front and back office offering, particularly in its banking outsourcing business.

The parties plan to finalise the agreement by 30 June, after consultation with the employee representative bodies and subject to approval by the regulatory authorities.

About Tessi

Tessi is a services company specialising in front and back office management. It has three key areas of expertise:

- *French leader in data acquisition and capture*
- *French leader in deferred promotional operations and promotional logistics operations*
- *French number two in cheque processing.*

In 2004, Tessi reported revenues of €104.66 million. It has 70 production sites across France and employs 2,090 people.
Tessi is quoted on the Euronext Paris Eurolist – Compartment C
ISIN Code – FR0004529147 – Symbol: TES

➢ **Crédit Agricole S.A. General Shareholders' Meeting**
Press release, 19 May 2005

Crédit Agricole S.A.'s General Shareholders' Meeting was held on Wednesday 18 May 2005 in Lyon. It was chaired by René Carron, the bank's Chairman, and Jean Laurent, its Chief Executive Officer.

More than one thousand shareholders attended this meeting. With a quorum of 69%, the general meeting was able to vote on all the resolutions proposed, including the extraordinary resolutions. All these resolutions were passed, with between 94% and 99% of voting rights.

The net dividend for 2004 was set at €0.66. An interim dividend of €0.30 was paid on 16 December 2004 and the balance of €0.36 will be payable from 27 May 2005.

During this meeting, the shareholders voted in favour of appointing the following directors:

- Alain DAVID, Chairman of the Caisse Régionale de Crédit Agricole* Ille-et-Vilaine. He takes over from Jean LE BRUN who has reached the statutory age limit
- Philippe CAMUS, Vice-Chairman of Arco. He takes over from Gérard Mestrallet, who did not wish to renew his term of office.

The General Shareholders' Meeting also reappointed Messrs René CARRON, Alain DIEVAL, Daniel LEBEGUE, Michel MICHAUT, Jean-Claude PICHON, Xavier FONTANET and Corrado PASSERA as directors for a further three-year term.

➢ **Crédit Agricole S.A. signs a final agreement to take a 71% stake in Meridian Bank A.D.**
Press release, 23 May 2005-06-03

Crédit Agricole S.A. signs a final agreement to take a 71% stake in Meridian Bank A.D. in order to form a leader in financial services in Serbia.

Subject to relevant authorities giving the necessary authorizations, Crédit Agricole S.A. will recapitalize by end-June 2005 Meridian Bank A.D. to reach new shareholders' equity of 34 million euros, thus becoming its 71% shareholder of Meridian Bank A.D. Together with the founders who will remain shareholders, Crédit Agricole S.A. will also provide significant long-term financing with a subordinated funding facility so as to capture opportunities in the rapidly growing Serbian market.

According to the magazine "Finance Central Europe", in 2004 Meridian Bank A.D. was ranked fourth in south-east Europe by ROA (return on assets) and tenth by ROE (return on equity), while it was third in Serbia & Montenegro by ROA, and second by ROE.

Meridian Bank A.D., as a member of Crédit Agricole S.A. group, will target a leading role in retail banking, with a focus on individuals and SMEs and will develop corporate banking. It will also aim at entering, through specialized units, the markets of life insurance, leasing and consumer finance.

Bozidar Djelic, the former Serbian finance Minister (2001-2004) and Partner of McKinsey&Company (1993-2000), will become the President of the Management Board of Meridian Bank A.D. on behalf of Crédit Agricole S.A.. Tomislav Djordjevic, the founder of Meridian Bank A.D. will become its General Manager.

Tomislav Djordjevic reported :"With Crédit Agricole, Meridian Bank will be in a position to accelerate its growth and provide its clients nationwide with a comprehensive range of services and products".

Jean-Frédéric de Leusse, member of the Executive Committee of Crédit Agricole S.A., Head of International Retail Banking reported : "Crédit Agricole S.A. has chosen Meridian Bank to enter the Serbian market because it is a very dynamic bank with advanced technologies and qualified and motivated staff".

➢ **Ucabail, the leasing arm of Crédit Agricole, changes name to Crédit Agricole Leasing**
Press release, 27 May 2005

The Annual General Meeting of shareholders of Ucabail S.A. on 27 may 2005 endorsed a proposal to change the company's name. once the legal formalities are complete, Ucabail will be known as Crédit Agricole Leasing.

the change, which precedes a brand roll-out to customers of the regional banks, comes one year after the launch of a programme to merge Ucabail with Lixxbail groupe and CBIF. it signals the emergence of a key player in the property and equipment leasing market in France.

Crédit Agricole Leasing is the leading provider of property lease financing to this market and ranks second for equipment and financial leasing.

➢ **Plan to merge the asset management activities of Crédit Agricole S.A. and Banca Intesa**

Crédit Agricole S.A. has today signed an agreement with Banca Intesa under which Crédit Agricole Asset Management (CAAM) will take a controlling 65% stake in the entity resulting from the merger between Banca Intesa's asset management subsidiary Nextra Investment Management sgr (Nextra) and CAAM's Italian subsidiary CAAM sgr.

The transaction will involve a cash payment and a transfer of CAAM sgr in Italy to Nextra. Under the agreement, Banca Intesa is committed to maintaining a 35% interest in the combined entity for a period of 12 years. The transaction will value Nextra at €1.340bn.

The deal will give the new entity assets under management of almost €110bn and will strengthen its

The transaction also provides for the signature of a long-term distribution agreement between the new entity and Banca Intesa's banking networks in Italy. Moreover, this 12-year agreement will permit these networks to offer customers products from third party asset managers.

In addition, there will be a governance agreement binding on CAAM and Banca Intesa as regards their stakes in the combined entity for the same period.

The transaction is likely to be completed in the second half of 2005, and remains subject to the approval of the relevant regulatory authorities.

This deal will make Crédit Agricole one of Europe's five largest asset management firms - with the CAAM group having more than €430bn of assets under management - and the only player with leading positions in two European countries (France and Italy). It will result in CAAM having almost a third of its assets under management outside France, strengthening its position as a leading international player.

At the same time, Crédit Agricole S.A. will offer Banca Intesa the opportunity to own a direct stake in CAAM.

This plan provides further proof of the quality and strategic benefits of the long-standing partnership between Crédit Agricole and Banca Intesa.

About Nextra Investment Management Sgr (Nextra) :
Nextra is Banca Intesa's asset management subsidiary, and is a leading player in the Italian market, in which it ranked second at end-December 2004 with assets under management of around €100bn*. Nextra has a broad range of asset management products aimed at both individual and institutional investors.

About Crédit Agricole Asset Management (CAAM) :
CAAM and its associated subsidiaries form part of Crédit Agricole's Asset Management business segment, and had assets under management of €333.3bn at end-December 2004.
CAAM leads the French mutual funds market**, and is positioning itself as a leading asset management player in Europe. It has developed a broad range of skills and local operational units, with nine management centres worldwide (Paris, London, Milan, Madrid, Chicago, Hong Kong, Singapore, Tokyo and Seoul).
CAAM sgr is CAAM's Italian subsidiary, and has assets under management of €8bn.

(*) Source: Il Sole 24 Ore – Mutual Funds as at 31/12/2004
(**) Mutual funds marketed in France - source: Europerformance

3. CROSS-REFERENCE TABLE

The following table cross-references this document with: (i) the main headings required under the regulations and instructions issued by the *Autorité des Marchés Financiers* (AMF); and (ii) the pages in the Shelf-registration Document D.05-0233 updated by this document.

AMF heading	Page no. in the shelf-registration document	Page no. in this document
Statements by persons responsible		
Statement by person responsible for the self-registration document	206	3
Statement by the Statutory Auditors	208	4, 5
Disclosure policy	11	
General information		
Company		
- General information about the company	186	
Share capital		
- Specific provisions (restriction on the exercise of voting rights, etc.)	188	
- Authorised unissued capital	190	
- Potential capital	190	
- 5-year statement of changes in shares capital	52	
Market in the shares		
- Trends in share price and trading volumes (18 months)	9	
- Dividends	10, 51, 190,	
- Market in debt securities	197	
Share capital and voting rights	190	
Current ownership of share capital and voting rights		
Changes in ownership	8, 190	
Shareholders' agreements	190	
Group operations	8, 190	
Group organisation (relations between parent company and subsidiaries, information about subsidiaries)	12-17	
Group key figures	6-7	
Sector data (business segment, geographical region and/or country)		
Markets and competitive positioning	6, 33, 163	
Performance indicators (value creation, etc.)	6-26	
Analysis of Group risk exposure	10	
Risk factors		
- Market risks (liquidity, interest rate, exchange rate, equities)	61-78	
- Business-specific risks (dependence upon suppliers, customers, sub-contractors)	61-75	
- Legal risks (specific regulations, concessions, patents, licences, significant litigation, exceptional events)	75-78	
- Industrial and environmental risks	76-77	
Insurance and risk cover	83-85	
Assets, financial position and results	77-78	
Consolidated financial statements and notes	31, 107-169	
Off-balance sheet items	110, 153	
Fees paid to statutory auditors and members of their networks	207	
Pro forma financial information	30, 125-126	
Regulatory prudential ratios	49	
Parent company financial statements	173	
Corporate governance		
Composition and operation of the administrative, executive and supervisory bodies	88-90	
Composition and operation of special Committees	91-92	
Executive Directors (compensation and benefits, stock options granted and exercised, share warrants and warrants to subscribe for founders' shares)	102-106	
Regulated related-party agreements	194	
Recent developments and outlook		
Recent developments	53	6 - 52
Outlook	53	

Crédit Agricole S.A.
A French limited company with a share capital of €4,420,567,311
Paris Trade and Company Registry No. 784 608 416
91-93, boulevard Pasteur – 75015 Paris
Tel: +33 (0)1 43 23 52 02
www.credit-agricole-sa.fr

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 A

Pricing Supplement relating to the issuance of €1,250,000,000
Floating Rate Notes due June 2008

June 21, 2005

Please see attached.

Pricing Supplement dated 21 June 2005

CREDIT AGRICOLE S.A.

acting through its London branch

Issue of EUR 1,250,000,000 Floating Rate Notes due June 2008 (the "Notes") under the U.S.$ 20,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the "Conditions") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch:	London branch
2.	(i)	Series Number:	107
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("**EUR**")
4.	Aggregate Nominal Amount:		EUR 1,250,000,000
	(i)	Series:	EUR 1,250,000,000
	(ii)	Tranche:	EUR 1,250,000,000
5.	(i)	Issue Price:	99.9290 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 1,249,112,500
6.	Specified Denominations:		EUR 5,000
7.	(i)	Issue Date:	23 June 2005
	(ii)	Interest Commencement Date:	Issue Date
8.	Maturity Date:		The Interest Payment Date falling on or nearest to 23 June 2008
9.	Interest Basis:		Floating Rate (further particulars specified in paragraph 17 below)
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Unsubordinated
14.	Listing:	Luxembourg
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Not Applicable
17.	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	As per the Conditions
	(ii)	Specified Interest Payment Dates:	23 June, 23 September, 23 December and 23 March in each year, commencing on 23 September 2005, subject to adjustment in accordance with the Business Day Convention in 17(iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 5(j)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Each Interest Payment Date
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	
	•	Relevant Time:	11:00 a.m. (Brussels time)
	•	Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Accrual Period
	•	Primary Source for Floating Rate:	Telerate, page 248
	•	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	•	Relevant Financial Centre:	Euro-zone
	•	Benchmark:	3 month EURIBOR "**3 month EURIBOR**" means the

		deposits in EUR for a period of 3 months
•	Representative Amount:	As defined in the Conditions
•	Effective Date:	The first day of the Interest Accrual Period to which the relevant Interest Determination Date relates
•	Specified Duration:	Three (3) months
(ix)	ISDA Determination (Condition 5(b)(iii)(A)):	Not applicable
(x)	Margin(s):	Not applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 5 (j)):	Actual/360
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Note**	Nominal Amount
24.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Nominal Amount

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules
		Rule 144A Eligible:	No
		Institutional Accredited Investor Eligible:	No
26.	Financial centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):		Not Applicable
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29.	Details relating to Instalment Notes:		Not Applicable
	(i)	Instalment Amount(s):	
	(ii)	Instalment Date(s):	
	(iii)	Minimum Instalment Amount:	
	(iv)	Maximum Instalment Amount:	
30.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31.	Consolidation provisions:		Not Applicable
	(i)	Other terms or special conditions:	Not Applicable

	(ii) Applicable tax regime for the Notes:	Condition 8 applies and the Notes are deemed to be issued outside France.

DISTRIBUTION

33.	(i) If syndicated, names of Managers:.	Calyon Goldman Sachs International Landesbank Baden-Württemberg
	(ii) Stabilising Manager (if any):	Calyon
	(iii) Dealer's Commission:	Not Applicable
34.	If non-syndicated, name of Dealer:	Not Applicable
35.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36.	ISIN Code:	XS0222000381
37.	Common Code:	022200038
38.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39.	Delivery:	Delivery against payment
40.	The Agents appointed in respect of the Notes are:	FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT Crédit Agricole S.A., London Branch 2nd Floor, 122 Leadenhall Street London EC3V 4QH United Kingdom ISSUING AGENT Citibank, N.A. 5 Carmelite Street London EC4Y OPA United Kingdom LUXEMBOURG LISTING AGENT AND PAYING AGENT Crédit Agricole Investor Services Bank Luxembourg S.A. 39, Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	Not Applicable

42.	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of EUR 1 = USD 1.2085, producing a sum of (for Notes not denominated in U.S. dollars):	USD 1,510,625,000

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Euro Medium Term Note Programme.

STABILISING

In connection with this issue, Calyon or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent of his to this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: Omar Ismael Aguirre
Duly authorised

RECENT DEVELOPMENTS

Incorporation by reference of Crédit Agricole S.A.'s 2004 annual report

Crédit Agricole S.A.'s 2004 annual report (document de reference) filed with the Autorité des marchés financiers ("AMF") under n°D.05-0233 on 17 March 2005, as further supplemented and updated by the actualisation filed with the AMF under number D.05-0233-A01, D.05-0233-A02 and D.05-0233-A03 on 20 April 2005, 4 May 2005 and 9 June 2006 respectively (the "2004 Annual Report"), is hereby incorporated by reference in this Pricing Supplement. The 2004 Annual Report shall modify or, as the case may be, supersede the contents of the Offering Circular to the extent that a statement contained in the 2004 Annual Report is inconsistent with any information contained or incorporated by reference in the Offering Circular.

Crédit Agricole S.A. first-quater 2005 results (*press release dated 1 June 2005*)

Sharp increase in first quarter 2005 results

- **Gross operating income: €1,024 million (up 26.0%)**
- **Net income (Group share): €905 million (up 41.6%)**

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 1 June 2005 to approve the results for the first quarter of 2005, prepared using international financial reporting standards (IFRS)*.

Net income (Group share) amounted to €905 million in the first quarter of 2005, a strong increase (+ 41.6%) compared with the same period of last year. This performance was the result of strong growth in gross operating income (up 26%), coupled with low risk-related costs and a sharp increase in the contribution from equity affiliates (up 17.9%). It was driven by sustained commercial momentum at the Regional Banks and Crédit Lyonnais, sharp increase in asset management and specialised financial services and a strong growth in corporate and investment banking results.

After the Board Meeting, Jean Laurent, Chief Executive Officer, said *"2005 is the first year of full operation of Crédit Agricole S.A. in its new shape after the completion of Crédit Lyonnais' integration ; the first quarter results are very good and fully benefit from the dynamic growth of revenues and the good control of costs".*

René Carron, Chairman, highlighted "*the growth in contribution from all business lines, which bears out our business model based on a targeted development strategy abroad. The major agreement we have just signed with Banca Intesa in asset management is an excellent illustration of this approach".*

(*) For comparability, Q1-2004 figures have been estimated using IFRS, including IAS 32 and 39 and IFRS 4, on a like-for-like basis and comparable methods. These estimates have not been audited.

CONSOLIDATED RESULTS FOR CRÉDIT AGRICOLE S.A.

Net income (Group share) for the first quarter of 2005 came to €905 million, an increase of 41.6% compared with the same period of 2004.

This performance reflects strong growth in operating results from retail banking and related activities, a decrease in risk-related costs and an increase in the contribution from equity affiliates.

Gross operating income rose by 26.0% to €1,024 million, with two contributing factors:

- **A Net banking income increase** of 9.7% to €3,233 million, driven by sustained activity in asset management and specialised financial services;

- **Well controlled operating expenses** (up 3.6%), with cost synergies achieved absorbing most of the extra costs arising from growing business. On a like for like basis (full consolidation of Eurofactor), the rise of costs is limited to 3.1%.

The cost/income ratio therefore improved by 4.1 percentage points to 68.3%.

Risk-related costs were €138 million, down 33.3% on the first quarter of 2004.

The contribution from equity affiliates rose by 17.9% from €329 million to €388 million. This growth was due to a 7.9% increase in the contribution from the Regional Banks (€236 million vs €219 million in the first quarter of 2004) and in the contribution from international retail banking (€123 millions up 44.4% on the first quarter of 2004) mostly from Banca Intesa.

Pre-tax income on ordinary activities came to €1,279 million, an increase of 37.5% on the first quarter of 2004.

Net income (Group share) before integration-related costs rose by 40.7% to €937 million, giving an annualized ROE of 15.3%.

In € millions	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**2,946**	**3,233**	**+9.7%**
Operating expenses	(2,133)	(2,209)	+3.6%
Gross operating income	**813**	**1,024**	**+26,0%**
Risk-related costs	(207)	(138)	(33.3%)
Equity affiliates	329	388	+17.9%
Net income on other assets	(5)	5	n.m.
Pre-tax income on ordinary activities	**930**	**1,279**	**+37.5%**
Integration-related costs	(41)	(49)	+19.5%
Net income	**716**	**972**	**+35.8%**
Net income - Group share	**639**	**905**	**+41.6%**
Net income - Group share before integration-related costs	**666**	**937**	**+40.7%**

RESULTS BY BUSINESS LINE

The contribution to consolidated results made by the Group's six business lines strongly increased (up 27%) in the first quarter of 2005.

1 FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks enjoyed sustained business activity during the first quarter across all markets. The main highlights were the continued success of pension savings products and further strong growth in mortgage lending.

Total customer assets rose by €27.7 billion to €430.8 billion in the twelve months to end March 2005, a year on- year increase of 6.9%.

Growth in **bank deposits** was once again driven mainly by precautionary savings, with an 8.2% increase in passbook deposits to €53.8 billion and 9.6% in time deposits, chiefly due to the success of the *Capital Vert Croissance* pension savings plan, which brought in €400 million in the first quarter alone.

The sharp increase in **off-balance sheet assets** was due to another excellent performance in life insurance, with in-force business rising by almost 11% year-on-year to €102.5 billion. Investments in mutual funds and REITs rose by 8.1% year-on-year.

Lending activities continued to perform well, with a 12.1% increase in new lending and 8.7% growth in the loan book. **New medium and long-term lending** amounted to €12.1 billion, including €7 billion in mortgage loans, a rise of 12.8% compared with the first quarter of 2004. New lending was even stronger in other sectors such as corporates (up 22.8%), local authorities (up 18.9%) and small businesses (up 14.6%).

The Regional Banks had a total **loan book** of €246.2 billion at 31 March 2005, a year-on-year increase of 8.7% compared with 8.2% at 31 March 2004. All sectors contributed to this growth, although mortgage lending was still out ahead with a year-on-year increase of 12.7%, closely followed by local authority lending with 10.6%.

Gross operating income of the 42 Regional Banks, based on aggregate results restated for the interim dividend, totalled €1,195 million, an increase of 5.3% compared with the first quarter of 2004, due to two supporting factors:

- An increase of 3.4% in **net banking income** to €2,853 million restated for the interim dividend received during the quarter. This growth was driven by fee and commission income (up 3.9%), chiefly from insurance (up 5.1%) and services and other banking transactions (up 6.8%).

- Controlled growth in operating expenses, which rose by 2.2% to €1,658 million.

Consequently, the cost/income ratio improved by a further 0.7 percentage points to 58.1% at the end of March 2005.

The cost of credit risk, which was already low, fell to 22 basis points in the first quarter. Doubtful loans as a percentage of total loans outstanding continued to fall, amounting to 3.4% at end March 2005 compared with 3.9% one year earlier, while provision cover (excluding collective provisions) stood at 69.8%.

As a result, **aggregate net income** of the 42 Regional Banks restated for the interim dividend amounted to €665 million, a year-on-year increase of 8.8%.

In € millions	**Q1-04**	**Q1-05**	**% change Q1-05/Q1-04**
Equity affiliates*	219	236	+7.9%
[illegible] income on ordinary activities	**219**	**236**	**+7.9%**

Tax**	(49)	(56)	+14.3%
Net income	**170**	**180**	**+6.1%**
Cost/income ratio	**n.a.**	**n.a.**	
Allocated capital (€ bn)		**3.3**	
ROE		**20.4 %**	

* based on the equity consolidation of 25% of net results

** Tax impact of dividends received from Regional Banks

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income rose by 6.1% to €180 million, after the accretive impact of dividends paid by the Regional Banks and after deducting the tax paid by Crédit Agricole S.A. on those dividends.

ROE stood at 20.4% as of end March 2005.

2 FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

Commercial momentum remained strong during the first quarter, particularly in bank savings products, with passbook deposits up 18.8% year-on-year. Life insurance delivered an exceptional performance, with new inflows up 38% compared with the first quarter of 2004 and in-force business up 8.9% to €30.5 billion. In securities, the Crédit Lyonnais network performed extremely well in the SANEF public offering, achieving market share of 20%, well above its 'natural' level. **Total customer assets** rose by 5.7% year-on-year to €120.3 billion. New lending to personal customers remained buoyant and the mortgage book rose by 9% over one year. The consumer credit book rose by 4.3%, with growth accelerating compared with the twelve months to December 2004 (3.7%). Demand for medium and long-term loans from SMEs picked up sharply, with new lending up 50% and the loan book 8.1%. **Total loans outstanding** were up 6.2% to €49.4 billion at 31 March 2005.

In € millions	**Q1-04***	**Q1-05**	**% change Q1-05/Q1-04**
Net banking income	**827**	**837**	**+1.1%**
Operating expenses	(630)	(627)	(0.6%)
Gross operating income	**197**	**210**	**+6.6%**
Risk-related costs	(43)	(41)	(4.8%)
Pre-tax income on ordinary activities	**154**	**169**	**+9.8%**
Tax	(47)	(51)	+8.4%
Net income	**107**	**118**	**+10.5%**
Cost/income ratio	**76.2 %**	**74.9 %**	
Allocated capital (€ bn)		**2.3**	
ROE		**20.6 %**	

(*) On a like-for-like basis and comparable methods

Gross operating income rose by 6.6% to €210 million in the first quarter. **Net banking income** was up 1.1% to €837 million, driven by fee and commission income (up 3.0%) principally from insurance and securities. **Operating costs** were kept **under very tight control, falling by 0.6%.** As a result of progress in the new business plan, structural costs fell by more than the cost of investing in new commercial capability (branch network optimisation programme and increased scale in call centres).

Consequently, the **cost/income ratio** improved by 1.3 percentage points to 74.9%.

Risk-related costs were unchanged from the first quarter of 2004 and the cost of risk (including collective provisions) as a percentage of risk-weighted assets remained stable at 45 basis points. Provision cover was strengthened to 79.7%.

Net income came to €118 million, a year-on-year increase of 10.5%. Annualised **ROE** stood at 20.6%.

3 SPECIALISED FINANCIAL SERVICES

Crédit Agricole S.A. continued to develop this business line, and more particularly consumer credit and factoring.

Early in the year, Sofinco acquired the household equipment financing business of Banco Comercial Portugues's specialist consumer credit subsidiary, making it Portugal's leading non-specialist consumer credit provider. In factoring, at the end of 2004 Crédit Agricole S.A. acquired Euler's 50% stake in Eurofactor, bringing its holding up to 100%.

All business lines contributed to growth in the first quarter of 2005.

New consumer financing rose by 17% year-on-year, driven by strong growth in international business (up 45%), and more particularly in Italy (Agos Itafinco up 61%) and Germany (Creditplus up 42%).

The **managed consumer credit book** amounted to €32.7 billion at 31 March 2005, a year-on-year increase of 14.2%. International business rose by 42% and accounted for almost 31% of this total.

The lease finance book remained stable at €12.6 billion amid a climate of weak fixed investment. However, international business was more buoyant, especially in Poland through EFL, which performed particularly well in vehicle and equipment leasing.

The **factoring business** continued to grow. Revenues were up 16.5% compared with the first quarter of 2004, while factored receivables amounted to €5 billion, an increase of 15.4%, driven by international business (up 12.4%), chiefly in Germany and Belgium.

In € millions	**Q1-04**	**Q1-05**	**% change Q1-05/Q1-04**
Net banking income	**540**	**603**	**+11.6%**
Operating expenses	(289)	(324)	+12.0%
Gross operating income	**251**	**279**	**+11.1%**
Risk-related costs	(102)	(97)	(4.9%)
Equity affiliates	-	1	X3.8

Net income on other assets	(6)	-	(100%)
Pre-tax income on ordinary activities	**143**	**183**	**+27.9%**
Tax	(59)	(57)	(2.6%)
Net income before integration-related costs	**84**	**126**	**+49.2%**
Cost/income ratio	**53.5 %**	**53.7 %**	
Allocated capital (€ bn)		**2.0**	
ROE		**24.3 %**	

The full consolidation of Eurofactor in Crédit Agricole S.A. accounts, explained a 4 points rise of **net banking income** (up 11.6% to €603 million) and a 5 points increase of operating expenses (up 12% to €324 million).

Gross operating income amounted to €279 million, a year-on-year increase of 11.1%.

Risk-related costs fell by 4.9% to €97 million, mainly due to an improvement in the lease finance business.

Pre-tax income on ordinary activities came to €183 million, an increase of 27.9% on the first quarter of 2004.

Net income before integration-related costs rose by 49.2% to €126 million.

ROE stood at 24.3% at 31 March 2005.

4 ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

This business line performed very well in the first quarter of 2005. Assets under management amounted to €430 billion at 31 March 2005, a year-on-year increase of 8.5% and an increase of €24 billion since 31 December 2004.

The business is set to expand further following the end May 2005 agreement with Banca Intesa to take a 65% controlling interest in the combination of Nextra Investment Management and Crédit Agricole Asset Management sgr. This deal will make the Crédit Agricole S.A. Group one of Europe's top five asset managers.

The **asset management** business performed well during the quarter. Assets under management were up €14.5 billion, driven mainly by new inflows which amounted to €9 billion, representing annualised growth of 10.4%. New business came largely from corporate and institutional investors, with a strong focus on bond and alternative funds. The international subsidiaries continued to deliver good results and accounted for 45% of new inflows. Assets under management rose steeply (+9.1% with identical scope) to almost €369 billion. International business grew by 35.8% compared with 16.4% for France. During the quarter, Crédit Agricole Asset Management unified and remodelled its mutual fund offering, enriched its range of absolute return funds and launched a new Euronext-traded tracker.

In **private banking**, the main highlight of the quarter was the legal, organisational and systems merger in Switzerland between Crédit Agricole Indosuez (Suisse) and Crédit Lyonnais Suisse to create Crédit Agricole Suisse S.A., which is the number two foreign bank in the Swiss private banking market. Assets under management remained virtually unchanged compared with 31

March 2004. Domestic business was supported by a good performance from Banque de Gestion Privée Indosuez, which capitalised on co-operation with the Regional Banks.

Life insurance enjoyed strong growth momentum and had an excellent quarter. Total premium income topped €5 billion with over 300,000 new policies written. In-force business amounted to €133 billion, a year-on-year increase of 9.7%, driven by demand for non-unit-linked business (up 10% over one year). These good results have consolidated the Group's number two position held by Predica, in the French life insurance market.

Property & casualty insurance (Pacifica and Finaref) was exceptionally buoyant with all activities delivering strong growth. Premium income rose by 21% compared with the first quarter of 2004. The loss ratio is improving steadily and now stands at 52.7%, while the combined ratio is an excellent 82.7%.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**682**	**777**	**+13.9%**
Operating expenses	(321)	(338)	+5.2%
Gross operating income	**361**	**439**	**+21.6%**
Risk-related costs	(1)	-	n.m.
Equity affiliates	2	10	X4.6
Net income on other assets	-	-	n.m.
Pre-tax income on ordinary activities	**362**	**449**	**+23.9%**
Tax	(119)	(159)	34.0%
Net income before integration-related costs	**243**	**290**	**+18.9%**
Cost/income ratio	**47.1 %**	**43.5 %**	
Allocated capital (€ bn)		**5.8**	
ROE		**20.1 %**	

* On a like-for-like basis and on comparable methods

Gross operating income rose by 21.6% compared with the first quarter of 2004, to €439 million. Net banking income was up sharply by 13.9%, while operating expenses rose by 5.2%.

Net income before integration-related costs came to €290 million, a year-on-year increase of 18.9%. **ROE** stood at 20.1%.

5 CORPORATE AND INVESTMENT BANKING

Revenues have pursued the improvement trend initiated in final quarter of 2004, with a year-on-year increase of 7.3% in the first quarter of 2005 on a like-for-like basis and at constant exchange rates.

Net income before integration-related costs rose by 48% to €301 million, giving an annualised ROE of 16.9%.

In € millions	Q1-04*	Q1-05	% change

			Q1-05/Q1-04*
Net banking income	**985**	**1,033**	**+4.9%**
Operating expenses	(700)	(678)	(3.1%)
Gross operating income	**285**	**355**	**+24.5%**
Risk-related costs	(39)	14	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	4	+100%
Pre-tax income on ordinary activities	**265**	**395**	**+49.0%**
Tax	(62)	(94)	+52.1.%
Net income before integration-related costs	**203**	**301**	**+48.0%**
Cost/income ratio	**71.1 %**	**65.6 %**	
ROE		**16.9 %**	

**On a like-for-like basis and comparable methods*

Gross operating income was up 24.5% compared with the first quarter of 2004 and benefited from the favourable scissors effect of the growth in net banking income (up 4.9%) and the decrease by 3.1% in operating expenses. On a like-for-like basis and at constant exchange rates, gross operating income was up 27.5%.

Risk-related costs recorded a net provision reversal of €14 million.

Integration-related costs were sharply down by €20 million in the quarter.

Financing activities

In € millions	**Q1-04***	**Q1-05**	**% change Q1-05/Q1-04**
Net banking income	**420**	**423**	**+0.7%**
Operating expenses	(249)	(202)	(19.0%)
Gross operating income	**171**	**221**	**+29.4%**
Risk-related costs	(37)	13	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	-	(100%)
Pre-tax income on ordinary activities	**153**	**256**	**+67.5%**
Tax	(43)	(58)	+34.7%
Net income before integration-related costs	**110**	**198**	**+80.4%**
Cost/income ratio	**59.3 %**	**47.7 %**	
ROE		**16.9 %**	

**On a like-for-like basis and comparable methods*

In a climate of weak demand for credit and tightening spreads, **gross operating income** rose by 29.4%, driven by stable **net banking income** (up 0.7% or 3.2% on a like-for-like basis and comparable methods) coupled with a **massive reduction in costs** (down 19% or 17.6% on a like-for-like basis and comparable methods). Net banking income was supported by a continued shift towards higher value-added products, such as structured finance.

The **cost/income ratio** improved by 11.6 percentage points to 47.7%.

Risk-related costs recorded a net provision reversal of €13 million in the quarter.

Annualised **ROE** stood at 16.9%.

Capital markets and investment banking

In € millions	**Q1-04***	**Q1-05**	**% change Q1-05/Q1-04***
Net banking income	**565**	**610**	**+7.9%**
Operating expenses	(451)	(476)	+5.6%
Gross operating income	**114**	**134**	**+17.2%**
Risk-related costs	(2)	1	n.m.
Net income on other assets	0	4	n.m.
Pre-tax income on ordinary activities	**112**	**139**	**+23.7%**
Tax	(18)	(36)	+92.9%
Net income before integration-related costs	**94**	**103**	**+10.0%**
Cost/income ratio	**79.8 %**	**78.1 %**	
ROE		**16.9 %**	

**On a like-for-like basis and comparable methods*

The capital markets business achieved a very good performance with a near 8% increase of the **net banking income** driven by a recovery in equity derivatives, an excellent performance in fixed-income activities and a robust contribution from brokerage in a slightly less favourable climate. Operating expenses rose by 5.6% due to organic growth, leading to a 17.2% increase in **gross operating income** to €134 million.

Net income before integration-related costs amounted to €103 million, a year-on-year increase of 10%, giving an annualised **ROE** of 16.9%.

6 INTERNATIONAL RETAIL BANKING

This business line has been reorganised and certain subsidiaries (notably BFCAG, Yemen and Egypt) transferred to other business lines. International retail banking now essentially comprises the African entities which were previously subsidiaries of Crédit Lyonnais, the main one being Crédit du Maroc.

The contribution was mainly attributable to income from equity affiliates of €123 million up 44.4%over the first quarter of 2004. Banca Intesa which achieved a very good performance, was the main contributor.

Net income rose by 40.4% to €127 million, generating an annualised ROE of 22.3%.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**69**	**63**	**(9.1%)**
Operating expenses	(55)	(53)	(4.7%)
Gross operating income	**14**	**10**	**(25.9%)**
Risk-related costs	(7)	(2)	(70.0%)
Equity affiliates	85	123	+44.4%
Net income on other assets	-	(3)	n.m.
Pre-tax income on ordinary activities	**92**	**128**	**+39.0%**
Tax	(2)	(1)	(20.0%)
Net income	**90**	**127**	**+40.4%**
Cost/income ratio	**79.4 %**	**83.2 %**	
Allocated capital (€ bn)		**2.3**	
ROE		**22.3 %**	

**On a like-for-like basis and comparable methods*

7 PROPRIETARY ASSET MANAGEMENT AND OTHER BUSINESS

This business line contributed a loss of €138 million compared with €156 million in the first quarter of 2004. The improvement was essentially due to the increase in net banking income caused by the recording of some financial instruments held for macro-hedging purposes as trading securities under IFRS, compared to a relatively low first quarter of 2004.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**(158)**	**(80)**	**(49.6%)**
Operating expenses	(138)	(190)	+38.4%
Gross operating income	**(296)**	**(270)**	**(8.7%)**
Risk-related costs	(14)	(11)	(20.9%)
Equity affiliates	6	(4)	n.m.
Net income on other assets	(1)	4	n.m.
Pre-tax income on ordinary activities	**(305)**	**(281)**	**(8.0%)**
Tax	149	143	(4.3%)
Net income before integration-related costs	**(156)**	**(138)**	**(11.5%)**

**On a like-for-like basis and comparable methods*

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In first-quarter 2005, the Crédit Agricole Group generated €1.301 billion in net income group share, up 20.4% compared to the first-quarter 2004.

€m	Q1-04	Q1-05	% change Q1-05/Q1-04*
Net banking income	**5,875**	**6,146**	**+4.6%**
Operating expenses	(3,848)	(3,971)	+3.2%
Gross operating income	**2,027**	**2,175**	**+7.3%**
Risk-related costs	(391)	(288)	(26.3%)
Equity affiliates	107	150	+40.2%
Net income on disposal of non-current assets	5	12	X2.4
Pre-tax income on ordinary income	**1,748**	**2,049**	**+17.2%**
integration-related costs	(39)	(49)	+25.6%
Tax	(551)	(638)	+15.8%
Change in value of goodwill	(10)	(3)	(70.0%)
[redacted]			

The above data relate to the Crédit Agricole Group, consisting of all Local credit co-operatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Crédit Agricole S.A. general shareholders' meeting (*press release dated 18 May 2005*)

Crédit Agricole S.A.'s general shareholders' meeting was held on Wednesday 18 May 2005 in Lyon. It was chaired by René Carron, the bank's Chairman, and Jean Laurent, its Chief Executive Officer.

More than one thousand shareholders attended this meeting. With a quorum of 69%, the general meeting was able to vote on all the resolutions proposed, including the extraordinary resolutions. All these resolutions were passed, with between 94% and 99% of voting rights.

The net dividend for 2004 was set at €0.66. An interim dividend of €0.30 was paid on 16 December 2004 and the balance of €0.36 will be payable from 27 May 2005.

During this meeting, the shareholders voted in favour of appointing the following directors:

- Alain David, Chairman of the Caisse Régionale de Crédit Agricole* Ille-et-Vilaine. He takes over from Jean Le Brun who has reached the statutory age limit
- Philippe Camus, Vice-Chairman of Arco. He takes over from Gérard Mestrallet, who did not wish to renew his term of office.

The general shareholders' meeting also reappointed Messrs René Carron, Alain Dieval, Daniel Lebegue, Michel Michaut, Jean-Claude Pichon, Xavier Fontanet and Corrado Passera as directors

<u>IAS/IFRS conversion impact</u> (*press release dated 22 April, 2005*)

<u>Key figures under IAS/IFRS *(excluding standards 32 - 39)*</u>

- 2004 net income - Group share

  After goodwill and integration-related costs €2,787m (+ 26.5% vs. French standards)

  Before goodwill and integration-related costs €3,191m (+1.1% vs. French standards)

- Shareholders' equity – Group share at 1 January 2005 €26.2bn (+5.2% vs. French standards)
- ROE: 13.1% (vs. 13.6%)
- Tier One: 7.7% (vs. 8.0%)

<u>Key figures under IAS/IFRS *(including standards 32-39)*</u>

- 2004 net income - Group share

  After goodwill and integration-related costs €2,507m (+ 13.8% vs. French standards)

  Before goodwill and integration-related costs €2,911m (- 7.8% vs. French standards)

- Shareholders' equity – Group share at 1 January 2005

  Including unrealised capital gains €26.6bn (+ 6.7% vs. French standards)

  Before unrealised capital gains €25.5bn (+ 2.1% vs. French standards)

- ROE*: 12.2%(vs. 13.6%)
- Tier One: 7.4% (vs. 8.0%)

** ROE on shareholders' equity excluding unrealised capital gains*

Financial information restated under IAS/IFRS presented in this document was presented to the Group's Audit Committee.

The figures relating to the impact of IFRS standards applicable from 1 January 2004 (excluding IAS 32 and 39, and IFRS 4) on shareholders' equity at 1 January 2004 and on income in financial year 2004 have been audited.

The figures relating to the impact of IFRS standards applicable from 1 January 2005 are now generally stable, with the exception of items on which further work is being conducted in respect of reserves and the treatment of macro hedging and intra-groups transactions. In this context, the Auditors have reported to the Audit Committee on the progress of their work related to the impact of IFRS standards at 1 January 2005 (including the effect of IAS 32 and 39, and IFRS 4).

The estimates of the effect of IAS 32 and 39, and IFRS 4 on the 2004 consolidated balance sheet and income statement, ROE calculations and prudential estimates have not been audited.

The conversion results in a limited impact on net income, a significant increase in shareholders' equity, and a reduction in regulatory capital due to the reclassification of FGBR.

Net income - Group share after goodwill and integration-related costs (including the impact of IAS 32 and 39)* at 31 December 2004 stands at €2,507m against €2,203m under French standards. This positive difference of €304m is due mainly to the ending of goodwill amortisation (+€674m) and to effects specific to the 2004 financial year:

- 2004 gains on disposal in private equity posted to reserves as at 1 January 2004: -€146m net of tax;
- changes in Crédit Lyonnais goodwill after 1 January 2004: - €124m net of tax.

Excluding these items, the total negative impact is €100m. It is the sum of various adjustments, such as the new method of calculating the home-purchase savings schemes provision and day one profit, among others.

Net income – Group share before goodwill and integration-related costs is €2,911m (against €3,157m under French standards). The difference is due to the impact of private equity and to the various adjustments mentioned above.

Shareholders' equity is €1.7bn higher, owing to the recognition of unrealised capital gains on the portfolio of securities held for sale (+€1.1bn), the incorporation of part of the FGBR into reserves (+€0.8bn) and the revaluation of the share attributable to equity affiliates (+€0.8bn). Conversely, it is negatively affected by the impact from deferred recognition of some revenues such as day one profit, commissions and fees (-€0.5bn) and the deduction of treasury shares held for hedging stock option plans (-€0.5bn).

Excluding unrealised capital gains, shareholders' equity increases by €0.5bn.

The change in regulatory capital, which is €1.3bn lower, is mainly attributable to the reclassification into liabilities reserves of part of the FGBR, which was previously entirely included under regulatory capital. On this basis, the Tier One ratio stands at 7.4%.

ROE on equity before unrealised capital gains is 12.2%.

The application of these new accounting standards does not change the financial strength of Credit Agricole S.A. Group and should have no impact on its strategic policies and business line's growth prospects.

*All figures, presented hereafter, include the impact of standards 32 & 39 and IFRS 4. The final impact of conversion to IAS/IFRS could differ from data currently disclosed, mainly due to the possibility that the standards might be further adapted during 2005, and to minority stakes in listed companies that have not yet publicly disclosed their financial information under the new standards.

Crédit Agricole SA announces the creation of Crédit Agricole (Suisse) SA, resulting from the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA (*press release dated 22 March, 2005*)

On 19 March 2005, Crédit Agricole (Suisse) SA was created by the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA, two banks with a longstanding presence in the Helvetic Confederation.

The new entity is active in two types of businesses:

- Private Banking under the name Crédit Agricole (Suisse) SA Private Bank, which is also represented abroad via a branch in Singapore, a subsidiary in Brussels and a subsidiary in Nassau;
- Commodity Transaction Financing (oil and derivatives, soft commodities and metals), Commercial Banking and Capital Market activities under the name Calyon.

The merger strengthens the new entity's position and makes Crédit Agricole (Suisse) SA one of the largest foreign banks in Switzerland, with more than 1,000 employees and over CHF 41 billion in assets under management. The bank's head office is located in Geneva and it has four

branches in Switzerland (Basel, Lausanne, Lugano, and Zurich). It serves a diversified base of customers in Europe, Asia, the Middle East, and Latin America.

The Logistics Division has an advanced logistics system to optimise customer service and provides essential support to Crédit Agricole (Suisse) SA's key activities. This highly sophisticated logistics organisation is ISO 9001:2000-certified.

Crédit Agricole (Suisse) SA in brief

- Balance sheet total: CHF 14.8 billion
- Shareholders' equity: CHF 1.22 billion
- Assets under management: CHF 41 billion

2004 Results *(press release dated 9 March, 2005)*

- Pre-tax ordinary income€4.376 billion (+24.4%)
- Net income (Group share):

  before goodwill and integration-related costs **€3.157 billion (+31.5%)**

  after goodwill and integration-related costs **€2.203 billion (+93.2%)**
- ROE*: 13.6% versus 10.6% (+3 percentage points)
- Earnings per share*: €2.14 (+19.6%)
- Proposed dividend: €0.66 per share (+20%)

(*) based on net income before goodwill amortisation and integration-related costs

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 8 March 2005 to approve the results for the 2004 financial year.

These results were up sharply compared to 2003, reflecting excellent performances by all the Group's business lines:

- the Regional Banks posted robust growth in all business areas;
- Crédit Lyonnais recorded strong growth in customer deposits and loans outstanding;
- the consumer credit business continued to expand rapidly, especially abroad;
- in asset management, net new inflows grew firmly;
- the corporate and investment banking business saw a 30% rise in net income;
- the contribution from international retail banking rose sharply.

These performances are particularly impressive, as they were achieved in the year that saw the completion of the Crédit Lyonnais integration process, resulting in a major restructuring of most of the Group's business lines.

This integration process continued throughout 2004, based on a simple organisation centred on six business lines. The Group merged its specialist subsidiaries with identical business activities, created a new corporate and investment banking subsidiary (named Calyon), and maintained and developed the Crédit Lyonnais network. As a result of over 40 legal mergers completed in France and abroad, the Group's entities have been reorganised, over 10,000 employees have been

All these tasks were completed to plan, but faster than initially anticipated, as most of the legal mergers were finalised within six months. Owing to this swifter integration process, synergies were achieved ahead of schedule, amounting to €325 million at year-end 2004, compared to an announced target of €275 million.

As a result of this decision to step up the integration process, in order to shorten the transition period for the Group, synergy implementation costs came to €349 million in 2004, versus €513 million in 2003.

Net income (Group share) came in at €2.203 billion, rising very steeply by 93.2% compared to 2003. Before goodwill amortisation and integration-related costs, net income was up 31.5% to €3.157 billion, giving an ROE of 13.6% versus 10.6% in 2003. Earnings per share were €2.14, up 19.6%.

The Board of Directors will propose to the shareholders, at the Annual general meeting :

- a rights issue reserve for the Crédit Agricole Group employees, of an amount not exceeding €400 million, which could be launched towards the end of the first semester of 2005;
- a dividend of €0.66 per share. This represents a 20% increase on the dividend paid for 2003.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) before goodwill amortisation and integration-related costs came to €3.157 billion in 2004, up 31.5% on 2003.

This strong increase stems from a virtually stable gross operating income (down 1.9%), a sharp 48.6% reduction in risk-related costs, a 30% increase in the contribution from equity affiliates, and a 32% decrease in integration-related costs.

Gross operating income amounted to €3.761 billion. This decrease is due to exceptional circumstances in 2004, which saw the integration of Crédit Lyonnais' business activities with Crédit Agricole SA's specialist subsidiaries. However, despite significant organisational changes, staff relocations and systems harmonisation efforts, all business lines delivered a robust commercial performance, except for the corporate and investment banking business, which was more adversely affected by staff integration. If we exclude corporate and investment banking, gross operating income* was up 11.2% in 2004 compared to 2003, driven by 6.0% growth in net banking income and an increase in expenses capped at 4%.

Risk-related costs amounted to €576 million, down 48.6% versus 2003. This improvement mainly stems from CIB financing activities, reflecting the much healthier financial position of large corporates in Europe and the US.

The **contribution from equity affiliates** was up 30.0% year-on-year to €1.113 billion. This robust growth was driven by the Regional Banks, which increased their contribution by 14.0% to €718 million (versus €630 million), and Banca Intesa, which doubled its contribution to €245 million.

Pre-tax ordinary income came to €4.376 billion, up 24.4% year-on-year.

* *[illegible] press release, the asterisk (*) indicates data based on a like-for-like scope*

Net income (Group share), before goodwill amortisation and integration-related costs, rose 31.5% year-on-year to €3.157 billion, giving an ROE of 13.6%, up three percentage points on 2003.

Integration-related costs for Crédit Agricole S.A. and Crédit Lyonnais, booked in the 2004 income statement, totalled €349 million versus €513 million in 2003.

Net income (Group share), after goodwill amortisation (€729 million) and integration-related costs, came to €2.203 billion in 2004, up 93.2% on 2003.

€ m	**2004**	**% change 2004/2003**	**Q4-04**	**% change Q4-04/Q4-03**
Net banking income	**12,513**	**(1.6%)**	**3,162**	**(7.8%)**
Operating expenses	(8,752)	(1.5%)	(2,296)	0.0%
Gross operating income	**3,761**	**(1.9%)**	**866**	**(23.7%)**
Risk-related costs	(576)	(48.6%)	(142)	(55.1%)
Income from equity affiliates	1,113	+30.0%	310	+29.7%
Net income on fixed assets	78	n.m.	(24)	n.m.
Pre-tax ordinary income	**4,376**	**+24.4%**	**1,010**	**(6.5%)**
Integration-related costs	**(349)**	**(32.0%)**	**(124)**	**(75.8%)**
Net income	**2,507**	**+67.9%**	**549**	**x5.1**
Net income (Group share)	**2,203**	**+93.2%**	**475**	**x19.8**
Net income (Group share) before goodwill amortisation and integration-related costs	**3,157**	**+31.5%**	**750**	**(0.9%)**

In fourth-quarter 2004, net income (Group share) before goodwill amortisation and integration-related costs totalled €750 million, remaining virtually unchanged (down 0.9%) compared to fourth-quarter 2003. This performance was based on a decrease in gross operating income (which was at a two-year peak in fourth-quarter 2003), offset by much lower risk-related costs and a sharp increase in income from equity affiliates.

Compared to third-quarter 2004, gross operating income was down 7.7%, as the 3.6% increase in NBI failed to absorb the 8.6% rise in operating expenses. These higher expenses reflect various non-recurring factors, such as: (i) the impact of regulatory and accounting factors (e.g. financial cost of pension obligations and increase in ORGANIC rate); (ii) the reinvestment of part of the synergies generated in corporate and investment banking to ensure that operational systems function smoothly in 2005; and (iii) measures taken in most business lines to complete the transition phase by end-2004.

Integration-related costs also increased substantially to €124 million due to: (i) the decision towards the year-end to step up projects designed to achieve synergy benefits; and (ii) increased use of early retirement measures to ensure completion of headcount reductions.

These factors, which were, to a large extent, non-recurring, explain the decline in net income (Group share) in fourth-quarter 2004 compared to the third quarter.

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €24.9 billion at end-December 2004, up 5.8% versus €23.6 billion at end-December 2003.

Risk-weighted assets totalled €215.6 billion at year-end 2004, remaining virtually steady (up 1.5%) from year-end 2003.

The overall solvency ratio was 8.6% (Tier 1 ratio: 8.0%) compared to 8.9% and 7.9% respectively at end-December 2003.

RESULTS BY BUSINESS LINE

In 2004, Crédit Agricole S.A.'s six business lines significantly improved their performance, generating an **ROE of 17.0%**, up 2.2 percentage points year-on-year.

1 FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In 2004, the Regional Banks recorded robust growth in business levels, driven by strong demand for mortgage loans and an intensive campaign to promote retirement savings products. 390,000 PERPs (tax-efficient personal pension plans) were sold by the Regional Banks, making them the leading outlet for this type of product. In addition, the Regional Banks remained very active in life insurance, where demand was again strong.

Customer assets increased by €27.7 billion (or 6.9%) to €427.4 billion in 2004.

Over one third of this increase stems from a very strong performance in life insurance, where amounts outstanding reached €99.6 billion, up 10.8% year-on-year. Amounts outstanding in mutual funds and property investment trusts increased by 8.7% year-on-year. Bank deposits were boosted by sharp growth in passbook deposits (up 9.3%) coupled with an increase in sight deposits (up 4.4% to €63.5 billion).

Lending was high in 2004. New medium and long-term loans totalled nearly €50 billion, up 18% on 2003, which was already a very buoyant year. New mortgage lending amounted to €29 billion in 2004, with one in four French homes financed by Crédit Agricole.

The Regional Banks had €243 billion of loans outstanding at end-2004, up 8.8% year-on-year. This growth in lending mainly stems from very strong performances in mortgage lending (outstandings up 12.9% year-on-year to €117.1 billion) and local authority finance (up 11.2%).

Gross operating income for the 42 Regional Banks, based on aggregate unconsolidated results, totalled €5.0 billion, up 7.3% versus 2003, fuelled by two positive factors:

- **net banking income**, which rose to €11.5 billion, up 4.2% year-on-year (or 3.6% excluding investment of equity). This growth was underpinned by a strong increase in fee income (up 8.7%), driven by insurance fees (up 10.5%), particularly for property & casualty insurance (up 17.4%), and a sharp rise in fee income on securities (up 9%). Due to low interest rates, net interest income only rose by 0.9% in 2004.
- operating expenses, which remained under control (up 1.9%).

Overall, the **cost/income ratio** improved by 1.2 percentage points to 58.5% at year-end 2004.

The **cost of credit risk** against total loans outstanding declined even further to 24bp. Doubtful loans as a percentage of total loans outstanding also continued to fall, reaching 3.4% at year-end

2004 versus 3.9% a year earlier, while provisioning against bad and doubtful debts increased by 1.3 percentage points year-on-year to 70.2%.

As a result, **aggregate net income** for the 42 Regional Banks increased by 11.4% year-on-year to €2.7 billion.

Note that Crédit Agricole S.A.'s results only include 25% of the net income of the 42 Regional Banks, which are accounted for by the equity method. These figures are shown in the following table:

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Income from equity affiliates	718	+14.0%	186	+6.9%
Pre-tax ordinary income	**718**	**+14.0%**	**186**	**+6.9%**
Extraordinary items +Tax + FGBR	(60)*	+46.3%	-	n.m.
Net income before goodwill amortisation	**658**	**+11.7%**	**186**	**+6.9%**
Allocated capital (€ bn)	**3.3**			
ROE	**18.5%**			

* Tax impact of dividends received from Regional BanksThe Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 11.7% to €658 million, after the accretive impact of dividends paid by the Regional Banks, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

ROE in this business line was 18.5% versus 17.9% in 2003.

Fourth-quarter 2004 continued to benefit from a strong commercial performance, still driven by mortgage lending, while operating expenses remained under control (up 1% year-on-year). Gross operating income increased by 8.3% compared to fourth-quarter 2003. Income from equity affiliates, before goodwill amortisation, amounted to €186 million, up 6.9% relative to fourth-quarter 2003.

FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03*
Net banking income	**3,393**	**+3.4%**	**864**	**(2.4%)**
Operating expenses	(2,479)	+1.1%	(633)	(0.5%)
Gross operating income	**914**	**+10.5%**	**231**	**(7.2%)**
Risk-related costs	(158)	+0.6%	(45)	+60.7%
Pre-tax ordinary income	**756**	**+12.8%**	**186**	**(15.8%)**
Extraordinary items +Tax + FGBR	(227)	+4.6%	(55)	(27.6%)
Net income before goodwill amortisation	**529**	**+16.8%**	**131**	**(10.7%)**
Cost/income ratio	**73.1%**	-1.7pt	**73.3%**	
Allocated capital (€ bn)	**2.3**			

ROE	23.5%

In 2004, a new scope of business activity was implemented for Crédit Lyonnais, which is now geared towards individual customers, professional customers and SMEs in France. This new focus was accompanied by the launch of a new **corporate strategic plan** that aims to outperform the market in terms of improving fundamentals (growth and profitability).

Despite a significant deterioration in business conditions in the second half of 2004, Crédit Lyonnais **maintained its positive commercial impetus**. It pursed its policy of winning new customers and retaining existing accounts by opening 50 new branches. The number of sight deposit accounts approached the 4.3 million mark and the number of new accounts opened rose by 10%.

Customers deposits and loans outstanding continued to grow in 2004:

Customer assets rose by 6.1%* year-on-year to €118.6 billion, fuelled by:

- a sharp rise in passbook savings (up 17.2%*), notably following the success of the *Cerise* passbook, and strong growth in sight deposits (up 5.7%*);
- growth in life insurance, with net inflows reaching a record €4.2 billion (up 11% year-on-year) and in-force business up 8.8%;
- the successful placing of IPOs (34% market share for Snecma, 23% for Pages Jaunes, 21% for bioMérieux and 22% for APRR).

Loans outstanding increased by 6.8%* to €48.6 billion at year-end 2004. In a highly competitive market, new mortgage lending reached a record level of €7.5 billion, boosting outstanding mortgage loans by 9.7%. Despite a slowdown in the consumer lending market, outstanding personal loans continued to grow at a healthy pace (up 3.7%*). Outstanding professional loans increased by 3.8%* in 2004, and SME loans by 3.5%*.

Net banking income totalled €3.393 billion, up 3.4%*. In a climate of historically low interest rates and high price sensitivity, net interest income rose by 3.2%*. Fee income was up 3.8%*, driven by strong performances in new lending, share placings and sales of insurance products (both life and property & casualty).

Operating expenses remained under control, rising by 1.1%* due to sales-related investments (branch refurbishments, new branches, call centres, etc.). The cost/income ratio improved by 1.7 percentage points year-on-year to 73.1%.

Gross operating income came to €914 million, up 10.5%*.

Risk-related costs totalled €158 million in 2004, on a par with 2003. Risk-related costs against risk-weighted assets fell by 2 percentage points to 43bp at year-end 2004.

Overall, **net income before goodwill amortisation** came to €529 million versus €453 million in 2003*.

ROE stood at 23.5% in 2004, holding steady compared to 2003.

In **fourth-quarter 2004**, this business line continued to deliver a positive commercial performance. **Net banking income** was up 3.2%, while gross operating income rose by 2.7% versus third-quarter 2004. Against an exceptionally high comparison basis in fourth-quarter 2003, net banking income and gross operating income were down 2.4% and 7.2% respectively.

After €45 million in risk-related costs, **net income before goodwill amortisation** came to €131 million, down 10.7% on fourth-quarter 2003*, but steady compared to third-quarter 2004.

2 SPECIALISED FINANCIAL SERVICES

The **specialised financial services** business underwent a deep-seated transformation in 2004, with mergers in consumer credit (Sofinco and Finalion on 31 March) and lease finance (Ucabail and Lixxbail on 27 May). The division stepped up its Northern European coverage by acquiring Dan'Aktiv in Denmark in March 2004. It also signed an agreement to purchase Euler's stake in Eurofactor on 17 September 2004.

The division's performance held up very well, driven by consumer lending in France, but mostly abroad, and a sharp increase in factoring income.

In the **consumer credit business**, loan origination increased substantially by 11.2% in 2004, based on:

- very sharp growth of 32.1% outside France, mainly driven by the Sofinco network (Agos Itafinco in Italy up 37% and Germany up 15%);
- 4% growth in France. For Sofinco, this growth was driven by the Group's efforts to improve cooperation with the Regional Banks (+13.7%) and Crédit Lyonnais (+20.5%), while Finaref benefited from a healthy increase in loans distributed directly (+16%).

Consumer credit outstandings totalled €31.9 billion, up 13.3% year-on-year. Foreign subsidiaries accounted for over 29% of these total outstandings.

Lease finance outstandings held steady at €12.6 billion, in a sluggish investment environment. However, business was stronger outside France (in Poland, via EFL) and in the French vehicle leasing segment.

The **factoring** business continued to improve. Revenues (factored receivables) were up 7.6% on 2003, while outstandings rose by 9.9% to €5.3 billion, driven by stronger growth outside France (up 12.4%), especially in Germany and Portugal.

€ m	**2004**	**% change 2004/2003**	**Q4-04**	**% change Q4-04/Q4-03**
Net banking income	**2,387**	**+8.1%**	**607**	**+0.2%**
Operating expenses	(1,398)	+10.6%	(383)	+11.0%
Gross operating income	**989**	**+4.8%**	**224**	**(14.2%)**
Risk-related costs	(342)	(3.9%)	(66)	(39.4%)
Income from equity affiliates	**(3)**	**n.m.**	**1**	**n.m.**
Pre-tax ordinary income	**644**	**+8.8%**	**159**	**+4.6%**
Extraordinary items +Tax + FGBR	(232)	(5.0%)	(61)	(6.1%)
Net income before goodwill amortisation	**412**	**+11.1%**	**98**	**+12.6%**
Cost/income ratio	**58.6%**		**63.1%**	
Allocated capital (€ bn)	**2.1**			

ROE	**19.7%**

Overall, net banking income in the specialised financial services business line came to €2.387 billion in 2004, an increase of 8.1% versus 2003, driven by a buoyant consumer credit business.

Operating expenses were up 10.6% year-on-year, reflecting the impact of sales and IT-related investments made to support the division's expansion and reorganisation, particularly in the fourth quarter. **Gross operating income** came to €989 million, up 4.8% year-on-year, while the **cost/income ratio** stood at 58.6%.

Risk-related costs for this business line as a whole totalled €342 million, down 3.9% year-on-year.

Net income before goodwill amortisation amounted to €412 million, up 11.1% compared to 2003.

ROE was 19.7% in 2004 versus 21.1% in 2003.

In fourth-quarter 2004, NBI growth slowed down (up 0.2% on Q4-03), dampened by a less buoyant market towards the year-end. Owing to a sharp reduction in risk-related costs (down 39.4% on Q4-03), **net income** before goodwill amortisation was up 12.6% on fourth-quarter 2003.

3 ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line recorded robust growth, despite completing the mergers between its main subsidiaries in the second half (CAAM/CLAM, Predica/UAF, CPR AM /ABF and Pacifica/Afcalia). Overall, assets under management rose by €28.1 billion year-on-year (or 7.4%) to nearly €406 billion, excluding double counting.

Growth was particularly strong in **asset management**, with total AUM rising by almost €48 billion to €347 billion, driven by net new inflows of nearly €15 billion, in addition to €20 billion from UAF, and a positive market effect of just over €13 billion. The international expansion strategy continues to reap rewards, reflected by a 42.7% increase in assets under management outside France.

In the **private banking** business, assets under management totalled €68 billion, holding fairly steady compared to year-end 2003. During 2004, the Italian private banking business (€1.6 billion in AUM) was sold to Banca Intesa. The Group also acquired Citibank Monaco's private banking activities and staff (€0.2 billion in AUM) and combined various private banking units in Monaco, Luxembourg and Switzerland.

The **life insurance** subsidiaries maintained their growth momentum. Assets under management were up 9.6% to nearly €129 billion. Premium income totalled over €16 billion in 2004 (excluding extended policies). This strong performance was driven by growth in AUM for both conventional policies in euros (up 9.8% year-on-year) and unit-linked policies (up 7.8%). Due to successful marketing of PERPs (tax-efficient personal pension plans), Predica achieved a 35% market share (based on the number of policies). Furthermore, with 3.3 million whole life policies in force, Predica is the leader in this market.

2004 was also an excellent year for the **property & casualty insurance** business. The number of new policies sold by the Crédit Agricole network topped the 1 million mark, bringing the total number of Pacifica policies in force to over 4 million. Premium income exceeded €1 billion, rising by over 17% (versus 15% in 2003). All segments posted a strong increase, amounting to over 20% for personal accident, health and legal protection policies, and over 17.4% for comprehensive

household policies. The overall claims situation improved, as the combined ratio went down to 96.4% from 96.7% in 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4 03*
Net banking income	**2,782**	**+5.6%**	**696**	**(4.4%)**
Operating expenses	(1,385)	+3.1%	(353)	+10.7%
Gross operating income	**1,397**	**+8.1%**	**343**	**(16.1%)**
Risk-related costs	(11)	n.m.	(5)	n.m.
Income from equity affiliates	12	+71.4%	8	x2.7
Pre-tax ordinary income	**1,398**	**+7.5%**	**346**	**(17.4%)**
Extraordinary items (before integration-related costs) + Tax + FGBR	(438)	+1.9%	(87)	(30.4%)
Net income before goodwill amortisation	**960**	**+10.3%**	**259**	**(11.9%)**
Cost/income ratio	**49.8%**		**50.7%**	
Allocated capital (€ bn)	**5.6**			
ROE	**17.2%**			

Gross operating income in this segment was up 8.1% in 2004 to €1.397 billion, supported by a 5.6% rise in net banking income and a controlled 3.1% increase in operating expenses. As a result, the cost/income ratio improved by 1.2 percentage points to 49.8%.

Net income before goodwill amortisation totalled €960 million, up 10.3% on 2003.

ROE was 17.2% versus 17.0% in 2003.

In fourth-quarter 2004, the equity markets rebounded and all the businesses in this division delivered a strong commercial performance. The asset management business recorded new inflows of over €2 billion and a 6.8% increase in net banking income, fuelled by substantial performance-based fee income. The life insurance business recorded very strong new inflows of over €4 billion, while 4Q was the most successful quarter for the property & casualty insurance business. Overall, **net income** before goodwill amortisation totalled €259 million, up 21% on third-quarter 2004, but down 11.9% on fourth-quarter 2003, when the comparison basis was high.

4 CORPORATE AND INVESTMENT BANKING

In 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez, resulting in the creation of Calyon Corporate and Investment Bank on 1 May 2004. This large-scale operation involved several hundred staff members in France and abroad. As a result of this integration process, Calyon has established itself as a major corporate and investment bank in France and Europe.

By year-end 2004, most IT migration projects were complete, while the geographical mergers [illegible] were nearly completed. In France, 7,500 staff were relocated in

second-half 2004 and the final relocations will be completed by end-March 2005. All international relocations were complete at end-2004.

Despite the scale of these tasks, the corporate and investment banking business line delivered a net income before goodwill amortisation and integration-related costs of €1.053 billion, up 32.6% year-on-year.

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**3,916**	**(15.1%)**	**1,013**	**(11.5%)**	**+7.0%**
Operating expenses	(2,656)	(12.6%)	(683)	(8.9%)	+12.9%
Gross operating income	**1,260**	**(19.8%)**	**330**	**(16.2%)**	**(3.5%)**
Risk-related costs	(37)	n.m.	(24)	(84.5%)	n.m.
Income from equity affiliates	73	+19.7%	15	-	(31.8%)
Net income on fixed assets	30	x2.5	(14)	n.m.	**n.m.**
Pre-tax ordinary income	**1,326**	**+20.9%**	**307**	**+9.6%**	**(16.8%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(273)	(9.9%)	(74)	+7.2%	**+45.1**
Net income before goodwill amortisation and integration-related costs	**1,053**	**+32.6%**	**233**	**+10.4%**	**(26.7%)**
Cost/income ratio	**67.8%**		**67.4%**		
Allocated capital (€ bn)	**7.4**				
ROE	**14.2%**				

Three main factors contributed to this performance:

- business volumes were adversely affected by restructuring and a less buoyant climate compared with 2003, although several major private equity transactions were completed. **Net banking income** was down 15.1%* year-on-year to €3.916 billion (or down 12.3%* at constant exchange rates);
- the cost base contracted sharply, with **operating expenses** down 12.6%* due to a fast-paced cost-cutting programme, which the Group decided to step up at the beginning of 2004;
- **risk-related costs** recorded a very substantial fall, after the major provisions booked in 2003.

ROE in this business line stood at 14.2%, up 3.7 percentage points versus 2003.

In **fourth-quarter 2004,** net banking income was up 7% quarter-on-quarter (or 16.6% excluding the private equity business), mainly reflecting a rebound in the equity markets. The trend in operating expenses reflects the upturn in investments that were temporarily suspended or significantly scaled back during the integration period (e.g. investments in business revitalisation or IT system upgrades/streamlining). Most of these expenditure is non-recurring. Gross operating

profit held fairly steady at €330 million, down 3.5% versus third-quarter 2004. After €24 million in risk-related costs, **net income** before goodwill amortisation came to €233 million.

Financing activities

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**1,667**	**(10.6 %)**	**401**	**(13.9%)**	**+1.3 %**
Operating expenses	(868)	(18.8 %)	(206)	(21.1%)	+7.9 %
Gross operating income	**799**	**+0.5%**	**195**	**(4.9%)**	**(4.9%)**
Risk-related costs	50	n.m.	22	n.m.	n.m.
Income from equity affiliates	73	+19.7%	16	+6.7%	(23.8%)
Net income on fixed assets	(2)	n.m.	(7)	n.m.	n.m.
Pre-tax ordinary income	**920**	**x3.1**	**226**	**x2.6**	**(4.2%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(203)	x2.8	(45)	x2.1	(22.4%)
Net income before goodwill amortisation and integration-related costs	**717**	**x3.2**	**181**	**x2.7**	**1.7%**
Allocated capital (€ bn)	**4.6**				
ROE	**15.8%**				

Despite a series of reorganisations throughout the year, gross operating income from financing activities remained stable at €799 million (up 0.5%* year-on-year). On a like-for-like basis and at constant exchange rates, GOI was up 5.4%*.

Net banking income declined by 10.6%* (including 2.5%* due to currency effects), reflecting conflicting trends in 2004:

The structured finance business posted a robust performance, following a strong 2003, which was bolstered by various major transactions generating exceptionally high income.

The commercial banking business suffered from flagging demand and margin erosion.

Operating expenses were down sharply by 18.8%* year-on-year (or 16.3%* on a like-for-like basis and at constant exchange rates) due to major synergy implementation costs.

Risk-related costs fell substantially by €50 million in 2004.

Net income, before goodwill amortisation and integration-related costs, came in at €717 million, i.e. a 3.2*-fold increase compared to 2003, which had been burdened by much higher risk-related costs.

In fourth-quarter 2004, gross operating income held up well (down 4.9%) compared to third-quarter 2004, owing to steady NBI. Net income before goodwill amortisation and integration-related costs totalled €181 million, remaining stable compared to third-quarter 2004 (up 1.7%), but rising sharply on fourth-quarter 2003 (2.7-fold increase*).

Capital markets and investment banking

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03	% change Q4-04/Q3-04
Net banking income	**2,043**	**(22.1%)**	**563**	**(5.9%)**	**+30.6%**
Operating expenses	(1,752)	(10.0%)	(473)	(2.5%)	+19.4%
Gross operating income	**291**	**(56.8%)**	**90**	**(20.4%)**	**x2.6**
Risk-related costs	-	n.m.	(2)	(75.0%)	n.m.
Income from equity affiliates	-	n.m.	(1)	n.m.	n.m.
Net income on fixed assets	32	x3.6	(7)	n.m.	n.m.
Pre-tax ordinary income	**323**	**(54.6%)**	**80**	**(29.8%)**	**+77.8%**
Extraordinary items (before integration-related costs) +Tax + FGBR	(81)	(62.7%)	(23)	(32.4%)	n.m.
Net income before goodwill amortisation and integration-related costs	**242**	**(51.1%)**	**57**	**(28.8%)**	**+35.7%**
Allocated capital (€ bn)	**2.3**				
ROE	**10.6%**				

Net banking income came in at €2.043 billion in 2004, down 22.1%* year-on-year (or 19.6%* on a like-for-like basis and at constant exchange rates). This decrease was due to internal reorganisations since the start of the year, especially in equity and fixed-income derivatives, and less buoyant conditions in the capital markets business compared to 2003. This performance is based on contrasting trends. In the capital markets business, commercial NBI (over 80% of total NBI) showed strong resilience, while the trading business delivered a much weaker performance due to reorganisations and market conditions. This decline was accompanied by an even more conservative risk profile, with average Value at Risk (VaR) of €22 million after the integration period. The Group's three brokerage firms (Cheuvreux, CL Securities Asia and Calyon Financial) posted strong performances, with revenues up 11% and a six-fold jump in gross operating income.

In 2004, **operating expenses** dropped 10%* to €1.752 billion, despite the build-up in sales teams during the fourth quarter. Gross operating income came to €291 million, while **net income before goodwill amortisation and integration-related costs** totalled €242 million.

In **fourth-quarter 2004,** business was more buoyant, especially in lending, with good results in securitisation and structured products based on credit derivatives. The advisory business enjoyed an excellent final quarter. As a result, the capital markets and investment banking business recorded a sharp 30.6% upturn in NBI versus third-quarter 2004. Gross operating income came to €90 million, up significantly compared to third-quarter 2004 (2.6-fold increase), while net income before goodwill amortisation and integration-related costs amounted to €57 million, up 35.7% versus third-quarter 2004.

Private equity

€ m	2004	% change	Q4-04	% change

		2004/2003*		Q4-04/Q4-03
Net banking income	**206**	**+64.8%**	**49**	**(38.8%)**
Operating expenses	(36)	+63.6%	(4)	-
Gross operating income	**170**	**+65.0%**	**45**	**(40.8%)**
Risk-related costs	(87)	x5.4	(44)	n.m.
Pre-tax ordinary income	**83**	**(3.5%)**	**1**	**(98.7%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	11	n.m.	(6)	(57.1%)
Net income before goodwill amortisation and integration-related costs	**94**	**+28.8%**	**(5)**	**n.m.**
Allocated capital (€ bn)	**0.5**			
ROE	**16.6%**			

The **private equity** business realised €167 million of capital gains in 2004, generating net banking income of €206 million (up 64.8%)*.

Risk-related costs totalled €87 million and mainly covered listed investments in the private equity portfolio.

Net income before goodwill amortisation and integration-related costs came to €94 million, up 28.8% on 2003.

5 INTERNATIONAL RETAIL BANKING

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**352**	**(1.9%)**	**96**	**+15.7%**
Operating expenses	(278)	(0.4%)	(74)	+19.4%
Gross operating income	**74**	**(7.5%)**	**22**	**+4.8%**
Risk-related costs	(32)	(38.5%)	(22)	+57.1%
Income from equity affiliates	305	+45.9%	96	+68.4%
Pre-tax ordinary income	**347**	**+46.4%**	**96**	**+50.0%**
Extraordinary items +Tax + FGBR	(12)	(14.3%)	(7)	+71.4%
Net income before goodwill amortisation	**335**	**+50.2%**	**89**	**+43.5%**
Cost/income ratio	**79.0%**		**77.1%**	
Allocated capital (€ bn)	2.4			
ROE	**14.3%**			

The **income** contribution from the international retail banking business rose by 50.2% to €335 million in 2004, fuelled by the contribution from equity affiliates, which was up 45.9% (or twofold* on a like-for-like basis). This growth was mainly driven by Banca Intesa (€245 million in 2004 versus €115 million in 2003), which posted excellent performances.

Gross operating income from the other international retail banking subsidiaries (Africa and Middle East) was up 6.8% to €74 million.

In the fourth quarter, net income before goodwill amortisation was €89 million, versus €62 million in 2003.

6 PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

€ m	**2004**	**% change 2004/2003***	**Q4-04**	**% change Q4-04/Q4-03***
Net banking income	**(317)**	**(22.9%)**	**(114)**	**+90%**
Operating expenses	(556)	+8.6%	(170)	(1.2%)
Gross operating income	**(873)**	**(5.4%)**	**(284)**	**+22.4%**
Risk-related costs	4	n.a.	20	n.a.
Income from equity affiliates	8	n.a.	4	n.a.
Net income on fixed assets	48	n.a.	(10)	n.a.
Pre-tax ordinary income	**(813)**	n.a.	**(270)**	n.a.
Extraordinary items (before integration-related costs) +Tax + FGBR	327	n.a.	98	n.a.
Net income before goodwill amortisation and integration-related costs	**(486)**	n.a.	**(172)**	n.a.

The net loss from proprietary asset management and other activities was reduced to €486 million at year-end 2004, compared to €582 million at year-end 2003.

This improvement mainly stems from a €239 million increase in net banking income, principally due to a €55 million reversal of provisions on the proprietary equity book, versus €158 million of additions to provisions in 2003.

This division also saw a €72 million increase in financing costs compared to 2003, resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

The Crédit Agricole Group generated net income (Group share) of €3.969 billion in 2004, up 44% compared to 2003.

This increase was due to the combination of strong organic growth and a highly positive contribution from equity affiliates, notably Banca Intesa.

Total shareholders' equity (Group share plus the Fund for General Banking Risks) was €46.1 billion at year-end 2004, an increase of 6.7% compared to year-end 2003.

Group financial data

€ m	2004	% change 2004/2003
Net banking income	**24,320**	**+1.8%**
Operating expenses	(15,600)	+0.1%
Gross operating income	**8,720**	**+5.1%**
Risk-related costs	(1,437)	(28.4%)
Income from equity affiliates	389	+77.6%
Net income on fixed assets	(9)	(91.1%)
Pre-tax ordinary income	**7,663**	**+19.6%**
Integration-related costs	(349)	(32.0%)
Extraordinary items	(169)	+11.9%
Tax	(2,304)	+17.4%
Goodwill amortisation	(753)	(18.7%)
FGBR	160	(22.7%)
Net income	**4,248**	**+38.9%**
Net income (Group share)	**3,969**	**+44.0%**
Net income (Group share) before goodwill amortisation and integration-related costs	**4,948**	**+22.3%**

The above data relate to the Crédit Agricole Group, consisting of all Local credit cooperatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref *(press release dated 1 February, 2005)*

Following the approval by the French authority *Comité des Etablissements de Crédit et des Entreprises d'Investissement* (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December, 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;
- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;
- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Publications relating to the issuance of €466 million in subordinated debt

Published in the BALO on June 15, 2005 and June 24, 2005

Please see the attached English-language summary.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

English summary from French

Crédit Agricole S.A. BALO Notice published June 15, 2005, page 17334

This notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). The notice states that as of May 31, 2005, the total of previously issued outstanding debt amounted to €11,648,996,105, to €7,405,291,216 for redeemable subordinated debt (TSR) and to €2,729,750,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of July 1, 2005, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division has decided to issue subordinated debt with no fixed term in a minimum amount of €400,000,000 and a maximum amount of €500,000,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at a nominal rate of 4.10% for the first 12 years, which rate will be revised every 12 years. Interest will be payable quarterly, at the annual rate divided by 4. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is June 30, 2005 under *code valeur* number FR 0010203018, and the closing of the offering will also occur on June 30, 2005. The principal amount of the notes will be announced in the BALO on June 24, 2005.

Crédit Agricole S.A. BALO Notice published June 24, 2005, page 18362

Further to the notice dated June 15, 2005, this notice announces the issuance by Crédit Agricole S.A. of €466 300 000 aggregate principal amount subordinated debt (approved by the *AMF* with visa number 05-533 on June 10, 2005).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.1

<u>Press releases issued by Crédit Agricole</u>

<u>Through June 30, 2005</u>

Please see attached.

CRÉDIT AGRICOLE S.A.

Paris, 2 June 2005

Sharp increase in first quarter 2005 results

- **Gross operating income:** **€1,024 million (up 26.0%)**
- **Net income (Group share):** **€905 million (up 41.6%)**

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 1 June 2005 to approve the results for the first quarter of 2005, prepared using international financial reporting standards (IFRS)*.

Net income (Group share) amounted to €905 million in the first quarter of 2005, a strong increase (+ 41.6%) compared with the same period of last year. This performance was the result of strong growth in gross operating income (up 26%), coupled with low risk-related costs and a sharp increase in the contribution from equity affiliates (up 17.9%). It was driven by sustained commercial momentum at the Regional Banks and Crédit Lyonnais, sharp increase in asset management and specialised financial services and a strong growth in corporate and investment banking results.

*
* *

After the Board Meeting, Jean Laurent, Chief Executive Officer, said *"2005 is the first year of full operation of Crédit Agricole S.A. in its new shape after the completion of Crédit Lyonnais' integration ; the first quarter results are very good and fully benefit from the dynamic growth of revenues and the good control of costs".*

René Carron, Chairman, highlighted *"the growth in contribution from all business lines, which bears out our business model based on a targeted development strategy abroad. The major agreement we have just signed with Banca Intesa in asset management is an excellent illustration of this approach".*

(*) For comparability, Q1-2004 figures have been estimated using IFRS, including IAS 32 and 39 and IFRS 4, on a like-for-like basis and comparable methods. These estimates have not been audited.

CONSOLIDATED RESULTS FOR CRÉDIT AGRICOLE S.A.

Net income (Group share) for the first quarter of 2005 came to €905 million, an increase of 41.6% compared with the same period of 2004.

This performance reflects strong growth in operating results from retail banking and related activities, a decrease in risk-related costs and an increase in the contribution from equity affiliates.

Gross operating income rose by 26.0% to €1,024 million, with two contributing factors:

- **A Net banking income increase** of 9.7% to €3,233 million, driven by sustained activity in asset management and specialised financial services;
- **Well controlled operating expenses** (up 3.6%), with cost synergies achieved absorbing most of the extra costs arising from growing business. On a like for like basis (full consolidation of Eurofactor), the rise of costs is limited to 3.1%.

The cost/income ratio therefore improved by 4.1 percentage points to 68.3%.

Risk-related costs were €138 million, down 33.3% on the first quarter of 2004.

The contribution from equity affiliates rose by 17.9% from €329 million to €388 million. This growth was due to a 7.9% increase in the contribution from the Regional Banks (€236 million vs €219 million in the first quarter of 2004) and in the contribution from international retail banking (€123 millions up 44.4% on the first quarter of 2004) mostly from Banca Intesa.

Pre-tax income on ordinary activities came to €1,279 million, an increase of 37.5% on the first quarter of 2004.

Net income (Group share) before integration-related costs rose by 40.7% to €937 million, giving an annualised ROE of 15.3%.

In € millions	**Q1-04**	**Q1-05**	**% change Q1-05/Q1-04**
Net banking income	**2,946**	**3,233**	**+9.7%**
Operating expenses	(2,133)	(2,209)	+3.6%
Gross operating income	**813**	**1,024**	**+26,0%**
Risk-related costs	(207)	(138)	(33.3%)
Equity affiliates	329	388	+17.9%
Net income on other assets	(5)	5	n.m.
Pre-tax income on ordinary activities	**930**	**1,279**	**+37.5%**
Integration-related costs	(41)	(49)	+19.5%
Net income	**716**	**972**	**+35.8%**
Net income - Group share	**639**	**905**	**+41.6%**
Net income - Group share before integration-related costs	**666**	**937**	**+40.7%**

RESULTS BY BUSINESS LINE

The contribution to consolidated results made by the Group's six business lines strongly increased (up 27%) in the first quarter of 2005.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks enjoyed sustained business activity during the first quarter across all markets. The main highlights were the continued success of pension savings products and further strong growth in mortgage lending.

Total customer assets rose by €27.7 billion to €430.8 billion in the twelve months to end March 2005, a year-on-year increase of 6.9%.
Growth in **bank deposits** was once again driven mainly by precautionary savings, with an 8.2% increase in passbook deposits to €53.8 billion and 9.6% in time deposits, chiefly due to the success of the *Capital Vert Croissance* pension savings plan, which brought in €400 million in the first quarter alone.
The sharp increase in **off-balance sheet assets** was due to another excellent performance in life insurance, with in-force business rising by almost 11% year-on-year to €102.5 billion. Investments in mutual funds and REITs rose by 8.1% year-on-year.

Lending activities continued to perform well, with a 12.1% increase in new lending and 8.7% growth in the loan book. **New medium and long-term lending** amounted to €12.1 billion, including €7 billion in mortgage loans, a rise of 12.8% compared with the first quarter of 2004. New lending was even stronger in other sectors such as corporates (up 22.8%), local authorities (up 18.9%) and small businesses (up 14.6%).
The Regional Banks had a total **loan book** of €246.2 billion at 31 March 2005, a year-on-year increase of 8.7% compared with 8.2% at 31 March 2004. All sectors contributed to this growth, although mortgage lending was still out ahead with a year-on-year increase of 12.7%, closely followed by local authority lending with 10.6%.

Gross operating income of the 42 Regional Banks, based on aggregate results restated for the interim dividend, totalled €1,195 million, an increase of 5.3% compared with the first quarter of 2004, due to two supporting factors:
- An increase of 3.4% in **net banking income** to €2,853 million restated for the interim dividend received during the quarter. This growth was driven by fee and commission income (up 3.9%), chiefly from insurance (up 5.1%) and services and other banking transactions (up 6.8%).
- Controlled growth in operating expenses, which rose by 2.2% to €1,658 million.

Consequently, the cost/income ratio improved by a further 0.7 percentage points to 58.1% at the end of March 2005.

The cost of credit risk, which was already low, fell to 22 basis points in the first quarter. Doubtful loans as a percentage of total loans outstanding continued to fall, amounting to 3.4% at end March 2005 compared with 3.9% one year earlier, while provision cover (excluding collective provisions) stood at 69.8%.

As a result, **aggregate net income** of the 42 Regional Banks restated for the interim dividend amounted to €665 million, a year-on-year increase of 8.8%.

In € millions	Q1-04	Q1-05	% change Q1-05/Q1-04
Equity affiliates*	219	236	+7.9%
Pre-tax income on ordinary activities	**219**	**236**	**+7.9%**
Tax**	(49)	(56)	+14.3%
Net income	**170**	**180**	**+6.1%**
Cost/income ratio	**n.a.**	**n.a.**	
Allocated capital (€ bn)		**3.3**	
ROE		**20.4 %**	

* *based on the equity consolidation of 25% of net results*

** Tax impact of dividends received from Regional Banks

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income rose by 6.1% to €180 million, after the accretive impact of dividends paid by the Regional Banks and after deducting the tax paid by Crédit Agricole S.A. on those dividends.

ROE stood at 20.4% as of end March 2005.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

Commercial momentum remained strong during the first quarter, particularly in bank savings products, with passbook deposits up 18.8% year-on-year. Life insurance delivered an exceptional performance, with new inflows up 38% compared with the first quarter of 2004 and in-force business up 8.9% to €30.5 billion. In securities, the Crédit Lyonnais network performed extremely well in the SANEF public offering, achieving market share of 20%, well above its 'natural' level. **Total customer assets** rose by 5.7% year-on-year to €120.3 billion.
New lending to personal customers remained buoyant and the mortgage book rose by 9% over one year. The consumer credit book rose by 4.3%, with growth accelerating compared with the twelve months to December 2004 (3.7%). Demand for medium and long-term loans from SMEs picked up sharply, with new lending up 50% and the loan book 8.1%. **Total loans outstanding** were up 6.2% to €49.4 billion at 31 March 2005.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04
Net banking income	**827**	**837**	**+1.1%**
Operating expenses	(630)	(627)	(0.6%)
Gross operating income	**197**	**210**	**+6.6%**
Risk-related costs	(43)	(41)	(4.8%)
Pre-tax income on ordinary activities	**154**	**169**	**+9.8%**
Tax	(47)	(51)	+8.4%
Net income	**107**	**118**	**+10.5%**
Cost/income ratio	**76.2%**	**74.9%**	
Allocated capital (€ bn)		**2.3**	
ROE		**20.6%**	

(*) On a like-for-like basis and comparable methods

Gross operating income rose by 6.6% to €210 million in the first quarter. **Net banking income** was up 1.1% to €837 million, driven by fee and commission income (up 3.0%) principally from insurance and securities. **Operating costs** were kept **under very tight control, falling by 0.6%.** As a result of progress in the new business plan, structural costs fell by more than the cost of investing in new commercial capability (branch network optimisation programme and increased scale in call centres).

Consequently, the **cost/income ratio** improved by 1.3 percentage points to 74.9%.

Risk-related costs were unchanged from the first quarter of 2004 and the cost of risk (including collective

Net income came to €118 million, a year-on-year increase of 10.5%. Annualised **ROE** stood at 20.6%.

3. SPECIALISED FINANCIAL SERVICES

Crédit Agricole S.A. continued to develop this business line, and more particularly consumer credit and factoring. Early in the year, Sofinco acquired the household equipment financing business of Banco Comercial Portugues's specialist consumer credit subsidiary, making it Portugal's leading non-specialist consumer credit provider. In factoring, at the end of 2004 Crédit Agricole S.A. acquired Euler's 50% stake in Eurofactor, bringing its holding up to 100%.

All business lines contributed to growth in the first quarter of 2005.

New consumer financing rose by 17% year-on-year, driven by strong growth in international business (up 45%), and more particularly in Italy (Agos Itafinco up 61%) and Germany (Creditplus up 42%).

The **managed consumer credit book** amounted to €32.7 billion at 31 March 2005, a year-on-year increase of 14.2%. International business rose by 42% and accounted for almost 31% of this total.

The lease finance book remained stable at €12.6 billion amid a climate of weak fixed investment. However, international business was more buoyant, especially in Poland through EFL, which performed particularly well in vehicle and equipment leasing.

The **factoring business** continued to grow. Revenues were up 16.5% compared with the first quarter of 2004, while factored receivables amounted to €5 billion, an increase of 15.4%, driven by international business (up 12.4%), chiefly in Germany and Belgium.

In € millions	**Q1-04**	**Q1-05**	**% change Q1-05/Q1-04**
Net banking income	**540**	**603**	**+11.6%**
Operating expenses	(289)	(324)	+12.0%
Gross operating income	**251**	**279**	**+11.1%**
Risk-related costs	(102)	(97)	(4.9%)
Equity affiliates	-	1	X3.8
Net income on other assets	(6)	-	(100%)
Pre-tax income on ordinary activities	**143**	**183**	**+27.9%**
Tax	(59)	(57)	(2.6%)
Net income before integration-related costs	**84**	**126**	**+49.2%**
Cost/income ratio	**53.5%**	**53.7%**	
Allocated capital (€ bn)		**2.0**	
ROE		**24.3 %**	

The full consolidation of Eurofactor in Crédit Agricole S.A. accounts, explained a 4 points rise of **net banking income** (up 11.6% to €603 million) and a 5 points increase of operating expenses (up 12% to €324 million). **Gross operating income** amounted to €279 million, a year-on-year increase of 11.1%.

Risk-related costs fell by 4.9% to €97 million, mainly due to an improvement in the lease finance business.

Pre-tax income on ordinary activities came to €183 million, an increase of 27.9% on the first quarter of 2004. **Net income** before integration-related costs rose by 49.2% to €126 million.

ROE stood at 24.3% at 31 March 2005.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

This business line performed very well in the first quarter of 2005. Assets under management amounted to €430 billion at 31 March 2005, a year-on-year increase of 8.5% and an increase of €24 billion since 31 December 2004.

The business is set to expand further following the end May 2005 agreement with Banca Intesa to take a 65% controlling interest in the combination of Nextra Investment Management and Crédit Agricole Asset Management sgr. This deal will make the Crédit Agricole S.A. Group one of Europe's top five asset managers.

The **asset management** business performed well during the quarter. Assets under management were up €14.5 billion, driven mainly by new inflows which amounted to €9 billion, representing annualised growth of 10.4%. New business came largely from corporate and institutional investors, with a strong focus on bond and alternative funds. The international subsidiaries continued to deliver good results and accounted for 45% of new inflows. Assets under management rose steeply (+9.1% with identical scope) to almost €369 billion. International business grew by 35.8% compared with 16.4% for France. During the quarter, Crédit Agricole Asset Management unified and remodelled its mutual fund offering, enriched its range of absolute return funds and launched a new Euronext-traded tracker.

In **private banking,** the main highlight of the quarter was the legal, organisational and systems merger in Switzerland between Crédit Agricole Indosuez (Suisse) and Crédit Lyonnais Suisse to create Crédit Agricole Suisse S.A., which is the number two foreign bank in the Swiss private banking market. Assets under management remained virtually unchanged compared with 31 March 2004. Domestic business was supported by a good performance from Banque de Gestion Privée Indosuez, which capitalised on co-operation with the Regional Banks.

Life insurance enjoyed strong growth momentum and had an excellent quarter. Total premium income topped €5 billion with over 300,000 new policies written. In-force business amounted to €133 billion, a year-on-year increase of 9.7%, driven by demand for non-unit-linked business (up 10% over one year). These good results have consolidated the Group's number two position held by Predica, in the French life insurance market.

Property & casualty insurance (Pacifica and Finaref) was exceptionally buoyant with all activities delivering strong growth. Premium income rose by 21% compared with the first quarter of 2004. The loss ratio is improving steadily and now stands at 52.7%, while the combined ratio is an excellent 82.7%.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**682**	**777**	**+13.9 %**
Operating expenses	(321)	(338)	+5.2%
Gross operating income	**361**	**439**	**+21.6%**
Risk-related costs	(1)	-	n.m.
Equity affiliates	2	10	X4.6
Net income on other assets	-	-	n.m.
Pre-tax income on ordinary activities	**362**	**449**	**+23.9%**
Tax	(119)	(159)	+34.0%
Net income before integration-related costs	**243**	**290**	**+18.9%**
Cost/income ratio	**47.1 %**	**43.5 %**	
Allocated capital (€ bn)		**5.8**	
ROE		**20.1%**	

* [illegible] comparable methods

Gross operating income rose by 21.6% compared with the first quarter of 2004, to €439 million. Net banking income was up sharply by 13.9%, while operating expenses rose by 5.2%.

Net income before integration-related costs came to €290 million, a year-on-year increase of 18.9%. **ROE** stood at 20.1%.

5. CORPORATE AND INVESTMENT BANKING

Revenues have pursued the improvement trend initiated in final quarter of 2004, with a year-on-year increase of 7.3% in the first quarter of 2005 on a like-for-like basis and at constant exchange rates.
Net income before integration-related costs rose by 48% to €301 million, giving an annualised ROE of 16.9%.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**985**	**1,033**	**+4.9%**
Operating expenses	(700)	(678)	(3.1%)
Gross operating income	**285**	**355**	**+24.5%**
Risk-related costs	(39)	14	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	4	+100%
Pre-tax income on ordinary activities	**265**	**395**	**+49.0%**
Tax	(62)	(94)	+52.1%
Net income before integration-related costs	**203**	**301**	**+48.0%**
Cost/income ratio	**71.1%**	**65.6%**	
ROE		**16.9 %**	

**On a like-for-like basis and comparable methods*

Gross operating income was up 24.5% compared with the first quarter of 2004 and benefited from the favourable scissors effect of the growth in net banking income (up 4.9%) and the decrease by 3.1% in operating expenses. On a like-for-like basis and at constant exchange rates, gross operating income was up 27.5%.

Risk-related costs recorded a net provision reversal of €14 million.

Integration-related costs were sharply down by €20 million in the quarter.

Financing activities

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**420**	**423**	**+0.7%**
Operating expenses	(249)	(202)	(19.0%)
Gross operating income	**171**	**221**	**+29.4%**
Risk-related costs	(37)	13	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	-	(100%)
Pre-tax income on ordinary activities	**153**	**256**	**+67.5%**
Tax	(43)	(58)	+34.7%
Net income before integration-related costs	**110**	**198**	**+80.4%**
Cost/income ratio	**59.3%**	**47.7%**	
ROE		**16.9 %**	

**On a like-for-like basis and comparable methods*

In a climate of weak demand for credit and tightening spreads, **gross operating income** rose by 29.4%, driven by stable **net banking income** (up 0.7% or 3.2% on a like-for-like basis and comparable methods) coupled with a **massive reduction in costs** (down 19% or 17.6% on a like-for-like basis and comparable methods). Net banking income was supported by a continued shift towards higher value-added products, such as structured finance.

The **cost/income ratio** improved by 11.6 percentage points to 47.7%.

Risk-related costs recorded a net provision reversal of €13 million in the quarter.

Annualised **ROE** stood at 16.9%.

Capital markets and investment banking

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**565**	**610**	**+7.9%**
Operating expenses	(451)	(476)	+5.6%
Gross operating income	**114**	**134**	**+17.2%**
Risk-related costs	(2)	1	n.m.
Net income on other assets	0	4	n.m.
Pre-tax income on ordinary activities	**112**	**139**	**+23.7%**
Tax	(18)	(36)	+92.9%
Net income before integration-related costs	**94**	**103**	**+10.0%**
Cost/income ratio	**79.8%**	**78.1%**	
ROE		**16.9 %**	

**On a like-for-like basis and comparable methods*

The capital markets business achieved a very good performance with a near 8% increase of the **net banking income** driven by a recovery in equity derivatives, an excellent performance in fixed-income activities and a robust contribution from brokerage in a slightly less favourable climate. Operating expenses rose by 5.6% due to organic growth, leading to a 17.2% increase in **gross operating income** to €134 million.

Net income before integration-related costs amounted to €103 million, a year-on-year increase of 10%, giving an annualised **ROE** of 16.9%.

6. INTERNATIONAL RETAIL BANKING

This business line has been reorganised and certain subsidiaries (notably BFCAG, Yemen and Egypt) transferred to other business lines. International retail banking now essentially comprises the African entities which were previously subsidiaries of Crédit Lyonnais, the main one being Crédit du Maroc.
The contribution was mainly attributable to income from equity affiliates of €123 million up 44.4%over the first quarter of 2004. Banca Intesa which achieved a very good performance, was the main contributor. **Net income** rose by 40.4% to €127 million, generating an annualised ROE of 22.3%.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**69**	**63**	**(9.1%)**
Operating expenses	(55)	(53)	(4.7%)
Gross operating income	**14**	**10**	**(25.9%)**
Risk-related costs	(7)	(2)	(70.0%)
Equity affiliates	85	123	+44.4%
Net income on other assets	-	(3)	n.m.
Pre-tax income on ordinary activities	**92**	**128**	**+39.0%**
Tax	(2)	(1)	(20.0%)
Net income	**90**	**127**	**+40.4%**
Cost/income ratio	**79.4%**	**83.2%**	
Allocated capital (€ bn)		**2.3**	
ROE		**22.3 %**	

**On a like-for-like basis and comparable methods*

7. PROPRIETARY ASSET MANAGEMENT AND OTHER BUSINESS

This business line contributed a loss of €138 million compared with €156 million in the first quarter of 2004. The improvement was essentially due to the increase in net banking income caused by the recording of some financial instruments held for macro-hedging purposes as trading securities under IFRS, compared to a relatively low first quarter of 2004.

In € millions	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**(158)**	**(80)**	**(49.6%)**
Operating expenses	(138)	(190)	+38. 4%
Gross operating income	**(296)**	**(270)**	**(8.7%)**
Risk-related costs	(14)	(11)	(20.9%)
Equity affiliates	6	(4)	n.m.
Net income on other assets	(1)	4	n.m.
Pre-tax income on ordinary activities	**(305)**	**(281)**	**(8.0%)**
Tax	149	143	(4.3%)
Net income before integration-related costs	**(156)**	**(138)**	**(11.5%)**

**On a like-for-like basis and comparable methods*

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In first-quarter 2005, the Crédit Agricole Group generated €1.301 billion in net income group share, up 20.4% compared to the first-quarter 2004.

€m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**5,875**	**6,146**	**+4.6%**
Operating expenses	(3,848)	(3,971)	+3.2%
Gross operating income	**2,027**	**2,175**	**+7.3%**
Risk-related costs	(391)	(288)	(26.3%)
Equity affiliates	107	150	+40.2%
Net income on disposal of non-current assets	5	12	X2.4
Pre-tax income on ordinary income	**1,748**	**2,049**	**+17.2%**
integration-related costs	(39)	(49)	+25.6%
Tax	(551)	(638)	+15.8%
Change in value of goodwill	(10)	(3)	(70.0%)
Net income	**1,148**	**1,359**	**+18.4%**
Net income - Group share	**1,081**	**1,301**	**+20.4%**

The above data relate to the Crédit Agricole Group, consisting of all Local credit co-operatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

***

Presentation available on the website: www.credit-agricole-sa.fr

CRÉDIT AGRICOLE S.A.

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13 June 2005

Uniger - CLAM Immobilier merger

Press release

Crédit Agricole S.A. announces the formation of Crédit Agricole Asset Management Immobilier

The merger between the two property investment companies Uniger and CLAM Immobilier is entering the final phase. It will take legal effect on 1 July, giving birth to Crédit Agricole Asset Management Immobilier, part of Crédit Agricole's asset management division.

With assets of €2.2 billion, the new entity is a leading player in the property investment fund industry, with 15%* market share. It also offers a wealth diversification service for private banking clients that combines the complementary skills of both firms.

Taking advantage of plans to create a new category of collective property investment scheme, the OPCI, Crédit Agricole Asset Management Immobilier has mapped out two main development strategies:

- give private customers broader access to property assets
- create a product offering for institutional investors by drawing on the broad-based expertise of Crédit Agricole's asset management division

To reach its goals, the new company will diversify its asset management offering. It will also strengthen the product marketing function and forge closer relations with the group's distribution networks.

Michel Pelosoff will be chairman and chief executive of Crédit Agricole Asset Management Immobilier, and Patrick de Lataillade will serve as deputy CEO.

(*) source: ASPIM

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BNP PARIBAS

CRÉDIT AGRICOLE ASSET MANAGEMENT

15 June 2005

PRESS RELEASE

BNP Paribas set to launch *Dynamo* notes Managed by Crédit Agricole Asset Management

(London/Paris) - BNP Paribas is set to launch *Dynamo* notes managed by Crédit Agricole Asset Management (CAAM). These principal-protected notes at maturity offer dynamic leverage on a portfolio managed by CAAM. This is the first transaction of its kind and should establish itself as a benchmark for the fast developing credit CPPI (a capital-protected note based on Constant Proportion Portfolio Insurance technology) market. The partnership between BNP Paribas and CAAM combines the structuring and trading capabilities of BNP Paribas with the credit asset management expertise of CAAM.

Dynamo notes are total-return products aimed at providing diversification to institutional investors with an attractive risk/return profile. The principal is 100 % protected at maturity by BNP Paribas. There are attractive yield opportunities and the notes have the ability to perform even in volatile market conditions. In addition, the notes present a unique enhanced credit exposure without any duration risk.

The *Dynamo* notes offer dynamic leverage on a portfolio of credits and are based on CPPI technique, which whilst well-known in the equity and alternative investment area, is in its infancy in the credit markets.

The *Dynamo* notes portfolio will be a mix of synthetic assets based on credit derivatives and cash assets based on bonds. This structure is innovative in that it allows extensive flexibility to CAAM in managing the reference portfolio. For instance there is no trading limit on the portfolio turnover and the manager will be able to incorporate a large range of credit strategies.

The investment vehicle will benefit from CAAM's long and outstanding track record in credit portfolio management. With a dedicated team of credit analysts plus a specialized team of portfolio managers investing in investment grade and high yield securities, CAAM will bring to the asset part of the structure its proven expertise in active and fundamental investment management. CAAM will monitor the overall credit exposure from a top down approach, manage the issuers' selection with both cash bonds and Credit Default Swaps (CDS), and enter into arbitrage strategies.

About BNP Paribas

BNP Paribas is a European leader in banking and financial services, with a significant and growing presence in the United States and leading positions in Asia. The most profitable bank in the Euro zone, it has a presence in 85 countries with 89,400 employees. The group enjoys key positions in Corporate and Investment Banking, Private Banking & Asset Management, Insurance, Securities Services and Retail Banking.

www.bnpparibas.com

About Crédit Agricole Asset Management (CAAM)

CAAM group and its subsidiaries had assets under management of € 355.1 bn at end-March 2005. CAAM leads the French mutual funds market* and is a leading asset management player in Europe. It has developed a broad range of skills and local operational units, with nine management centres worldwide (Paris, London, Milan, Madrid, Chicago, Hong Kong, Singapore, Tokyo and Seoul).

www.ca-assetmanagement.com

(*) Mutual funds marketed in France - source: Europerformance

Crédit Agricole

Paris, 23 June 2005

Press release

Crédit Agricole-Landbouwkrediet becomes main shareholder of Keytrade Bank

Crédit Agricole-Landbouwkrediet announces today to have reached an agreement with the controlling shareholders of Keytrade Bank SA (Euronext Brussels, KEYT), (founders Jean-Guillaume Zurstrassen, José Zurstrassen and Grégoire de Streel, Van Moer Santerre SA and Compagnie Centrale 1909 SA) in order to acquire 40,90% of Keytrade Bank at a price of EUR 31,22 per share, valuing Keytrade Bank at EUR 109,8 millions. Moreover, an option has been granted for the subsequent acquisition, in the first half of 2007, of the remaining shares (36,91%) held by these parties, at identical financial conditions. The payment consideration for the shares will be in cash.

In accordance with the applicable regulation, and subject to the approval of the transaction by the competent authorities, Crédit Agricole-Landbouwkrediet will offer, in the coming weeks, the possibility to the public to sell their shares (22,2%), through a mandatory public bid, which will start after the closing of the transaction. A complete file will be submitted to the CBFA as soon as the approval of the sale has been obtained from the competent authorities, i.e. the CBFA, the prudential authority for the banking industry, and the anti-trust authorities. These approvals are expected during the summer.

The price represents a premium of 5,8% to the last price before the listing of Keytrade Bank shares was suspended yesterday on Euronext Brussels and a premium of 24,4% to the average price of the 3 months prior to 15 May this year, when the company confirmed to be in contacts with potential partners.

After the acquisition of Europabank in 2004, Crédit Agricole-Landbouwkrediet continues to implement its corporate strategic plan established in 2003 by its Belgian shareholders (cooperators grouped in the Caisses Coopératives du Crédit Agricole / Coöperatieve Kassen van het Landbouwkrediet) together with its French shareholders (the Caisses du Crédit Agricole du Nord de France, Crédit Agricole du Nord-Est and Crédit Agricole S.A. - Paris). This plan is based on organic as well as on external growth.

Luc Versele, CEO Crédit Agricole-Landbouwkrediet : « Through this acquisition Crédit Agricole-Landbouwkrediet immediately broadens the scope of its product offering with an extremely performing and profitable technology platform, that is very attractive for the online distribution of our financial products ».

Jean-Guillaume Zurstrassen, CEO Keytrade Bank : « Keytrade will considerably increase its client basis. Via Crédit Agricole-Landbouwkrediet, Keytrade will benefit from the support of the French Crédit Agricole. This operation allows the company to accelerate its development by growing its visibility and financial strength, and by increasing the scope of financial products offered towards retail as well as institutional clients ».

According to the agreement, Jean-Guillaume Zurstrassen, José Zurstrassen and Grégoire de Streel, the 3 founders of the company who form the core management team, will continue to assume their positions in the Management Committee and Board of Directors at least to 31 December 2006. They will also remain shareholders, until their possible exit in 2007.

Keytrade Bank and the sellers were advised by investment bank Petercam in this transaction.

Keytrade Bank SA

Keytrade Bank is the undisputed leader in online brokerage in the Belux region, with more than 520.000 executed transactions in 2004. On the same platform, the company has an integrated offering of discount online brokerage and banking services. Keytrade Bank reported a net consolidated profit of EUR 5,75 millions for the year 2004 and had more than 50.000 customers as per March 2005.

www.keytrade.com

Crédit Agricole Belgium

Crédit Agricole-Landbouwkrediet offers a complete range of financial services to private individuals, small and medium corporations, self-employed and farmers in Belgium. Crédit Agricole-Landbouwkrediet has 370.000 customers, 271 banking agencies and a personnel of 1.603. As per 31 December 2004, the credit portfolio amounts to EUR 4,0 billion and clients' deposits to EUR 4,8 billions. The consolidated result for the year 2004 amounted to EUR 26,1 millions and the total balance sheet as per end 2004 to EUR 6,1 billions.

www.creditagricole.be

Groupe Crédit Agricole France

With 134.000 personnel members, a total balance sheet of EUR 913 billions and shareholders' equity of EUR 66 billions, the Crédit Agricole group is the largest network bank in France and of the main European banking group. The group is quoted on Euronext Paris and its market capitalistaion amounts about EUR 31 billions. The strategy of the group seeks to consolidate its leading position in private individuals segment in the French market as well as developing a solid European dimension.
The Crédit Agricole group is active in Internet brokerage since 1999 when the Company acquired CPR Online, a predominant online broker in France with more than 10 years' experience in stock market investment services, which merged with Top Trades in 2004, [illegible] by Crédit Lyonnais.

Crédit Agricole Nord de France

The Crédit Agricole Nord de France is the third largest regional bank of the Crédit Agricole group and covers the Nord and Pas-de-Calais french departments. The "caisse" posted a net profit of EUR 140,9 million in 2004. Total assets amounted to EUR 12,9 billion.

Crédit Agricole du Nord-Est

The Crédit Agricole du Nord-Est is the fourth largest regional bank of the Crédit Agricole group and covers the Aisne, Ardennes and Marne french departments. The "caisse" posted a net profit of EUR 95,6 million. Total assets amounted to EUR 13,8 billion.

www.creditagricole.com

I·DE·A·M

PRESS RELEASE

IFPC-UNESCO

Traditional medicine of the Chinese Miao community selected for the Harmony List

Paris, 28 June – The traditional medicine of the Miao community (Guizhou Province, China) has been selected by the Harmony List Jury as the 2005 best cultural practice contributing to sustainable development.

Miao medicine is based on the principles of traditional Chinese medicine according to which the body is a system that functions as a closed circuit. In order to locate the origin of the disease, Miao medicine looks for an imbalance of Yin and Yang, and considers that the body is capable of healing itself by correcting this imbalance.

Inspired by this vision, the city of Guiyang, in Guizhou province, has launched a project for local economic development (Local Business Development for the Environment), which looks at the environment as a closed circuit and is guided by the motto "reduce, re-use and recycle".

The Harmony List was created last year as a result of a partnership between Unesco's International Fund for the Promotion of Culture (IFPC) and I.DE.A.M – Groupe Crédit Agricole. The Jury, composed of members of the IFPC Administrative Council and the Médicis Committee (a think tank created by I.DE.A.M bringing together groups committed to sustainable development in the financial domain) selects best traditional or innovative cultural practices that significantly and sustainably contribute to improving quality of life, and which integrate the cultural dimension into social, environmental and economic development.

The criteria for selection include respect for the environment, the capacity to provide solutions to problems of the modern world, the maintenance of harmony between populations and their lifestyle, and the potential for transfer, adaptation and reproduction of the practice in question.

Ten cultural practices from all regions of the world are pre-selected each year, and at least one is inscribed on the Harmony List. In 2004, "Bedouin Hospitality" and the "Cree Bush Schools" of northern Canada were honoured.

Each year, those involved in the practice selected for the List are invited to make a request for funding to the IFPC for a cultural project contributing to the development of their community.

****

Created in November 1974, the **International Fund for the Promotion of Culture (IFPC)** supports cultural development projects and aims to help creators and cultural entrepreneurs to find additional funds. Managed by an Administrative Council of 15 personalities appointed by UNESCO's Director-General, it enjoys a large degree of autonomy.

I.DE.A.M (Integral Development Asset Management), a member of Groupe Crédit Agricole, is a portfolio management company exclusively dedicated to Socially Responsible Investment. It currently manages assets amounting to one billion euros. Its management philosophy centres on the selection of stocks based on sustainable development criteria, and takes a variety of forms within disciplined processes that are adapted to clients' needs, be they French and international institutional investors, companies or individuals.

****

For more information: www.ideam.fr - www.unesco.org/culture/ifpc

CALYON
CORPORATE AND INVESTMENT BANK

Paris, 29 June 2005

Press release

Nominations
Capital markets

Kenton Jernigan joins Calyon as Head of European High Yield Sales, reporting to Tim Hall, Head of Global High Yield at Calyon based in London.

Kenton Jernigan, 41, worked for Tower Bridge Securities in London from 2002 to 2005 where he focused on high yield special situations and distressed debt. Prior to that, he worked for Société Générale for seven years in high yield sales, spending the last two years leading the European high yield sales effort in London. He also worked at Lehman Brothers and Goldman Sachs. Kenton Jernigan is a CFA charter holder and a graduate of Harvard University.

Thierry Sebton joins Calyon as Head of UK Securitisation, Transitional Debt Finance and Alternative Risk Transfer, reporting to Emmanuel Campagne Simon, Calyon European Head of Securitisation, Transitional Debt Finance and Alternative Risk Transfer. The objective of the appointment is to further expand the Bank's origination capabilities as well as enhance its visibility in the UK.

Thierry Sebton, 43, has worked in the securitisation industry for 15 years, including postings at Paribas, IBJ-Mizuho and RBS.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.2

Shareholder Newsletter No. 10

May 2005

Please see attached.

shareholders' Club
newsletter

May 2005 No. 10



Jean Laurent Chief Executive Officer **René Carron** Chairman

"An AGM highlighting our local approach and expansion ambitions."

The AGM represents the key date in our relationship with our shareholders. This year, we emphasised our local approach by holding the AGM in Lyon.

A local approach is one of our key values, along with responsibility and transparency. This is reflected by the Group's organisation and progress on the corporate governance front. In 2004, the Board of Directors was very active, with 10 meetings and an attendance rate of 87%. It benefits from the effective contribution made by the four Specialised Committees and has placed particular emphasis on risk control.

(continued on page 2)

2005 AGM held in Lyon for the first time

All the resolutions were adopted with a very large majority of between 94% and 99% of votes cast. Two new directors were elected. Page 2

Transition to IAS/IFRS

Since 1 January, listed European companies have had to report in line with the new accounting standards. Page 4

IPOs

Several high value-added teams play a large role in primary equity issues. Page 6

Share price

€21.64 at 23 May 2005.

Following the decline recorded in early March 2005, the share price stabilised at around €21, before sinking to a new low of €20.01 in late April. Since mid-April onwards, the share price has moved in tandem with the CAC 40.

(continued from page 1)



"An AGM highlighting our local approach and development."

The AGM is also a time for assessing our progress. One year ago, we had barely started the operational integration of Crédit Lyonnais. Today, we are putting the finishing touches to the process, with six business units now overhauled. This programme has gone remarkably well and helped to build one of the world's largest banking groups.

" Crédit Agricole S.A. is currently drawing up expansion plans for the Group. "

Since we are a resolutely forward-looking Group, we are moving back onto the expansion trail. Following the plans presented by the Regional Banks, Crédit Lyonnais and Calyon, Crédit Agricole S.A. is currently drawing up expansion projects for the Group in line with the priorities set in 2000, i.e. building a leading French banking group with a European dimension and operations worldwide.

We will pursue this plan to deliver sustainable and profitable growth while staying true to our values and the trust you have placed in us.



Jean Laurent Chief Executive Officer   **René Carron** Chairman

2005 AGM held in Lyon for the first time

The AGM was held on 18 May in Lyon, with more than one thousand shareholders present. All the resolutions were passed with a very large majority of between 94% and 99% of votes.

Two new directors were appointed, namely Alain David, Chairman of Crédit Agricole d'Ille-et-Vilaine, as a replacement for Jean Le Brun, who had reached the age limit specified in the bylaws, and Philippe Camus, Vice-Chairman of Arco and former Executive Co-Chairman of the EADS group as a replacement for Gérard Mestrallet, whose term of office had ended and who did not seek its extension.

From left to right: Jean Laurent, René Carron, Gilles Guitton, Jean-Marie Sander and Yves Couturier.



The term of office of several directors was extended, namely those of René Carron (Chairman of the Board), Alain Diéval (Chief Executive Officer of Caisse régionale Nord de France), Xavier Fontanet (Chairman and CEO of Essilor International), Daniel Lebègue (Chairman of the French Directors' Institute), Michel Michaut (Chairman of Caisse régionale de Champagne Bourgogne), Corrado Passera (Chief Executive Officer of Banca Intesa) and Jean-Claude Pichon (Chief Executive Officer of Caisse régionale du Midi).



" We only recently became shareholders, and this is the first AGM we have attended. Since we live in the region, we could not miss this opportunity! "

Mr and Mrs Noël T., shareholders



" We liked the questions from the floor on precise subjects, such as the links with Banca Intesa, as well as immediately receiving the voting results. "

Mr and Mrs V., shareholders



" This AGM is one of very few to be held outside Paris by a CAC 40 company and backs up Crédit Agricole's image as a local player. "

Mr Christophe F., shareholder

- **Recorded coverage of the AGM can be seen on www.credit-agricole-sa.fr. Minutes of the meeting can also be downloaded from the web site.**
- **Crédit Agricole S.A.'s first quarter 2005 results will be released on 2 June 2005.**

Strategic link-up in Italian asset management

Crédit Agricole S.A. has signed an agreement with Banca Intesa under which CAAM Italy and Nextra will merge, creating a new entity 65%-owned by CAAM and 35%-owned by Banca Intesa. The deal will give the new entity assets under management of almost €110bn and will strengthen its position as Italy's second-largest asset management company. It will make Crédit Agricole one of Europe's five largest asset management firms - with the CAAM group having more than €430bn of assets under management. With close to one-third of its assets under management outside France, CAAM is also set to strengthen its position as a leading international player.



Pacifica's headquarters in Paris

Pacifica-AGF partnership now up and running!

Pacifica, Crédit Agricole's property and casualty subsidiary owns 40% of the capital of Assurances Fédérales IARD alongside AGF following the agreement signed in December 2004. At the same time, Crédit Agricole and AGF are expanding their relationship in assistance. Pacifica and Predica are renewing their partnership agreement with Mondial Assistance for a further five years. Thanks to these agreements, Crédit Agricole is strengthening its positions in insurance, thereby confirming the strategic importance of bancassurance for its development.

Share price

SHARE PRICE PERFORMANCE BETWEEN 14 DECEMBER 2001 AND 23 MAY 2005

- Crédit Agricole S.A. rebased 100
- CAC 40 rebased 100
- DJ EuroStoxx rebased 100


€21.64
170
150
130
110
90
70
50
14 Dec. 2001
14 March 2002
14 June 2002
13 Sept. 2002
13 Dec. 2002
14 March 2003
13 June 2003
15 Sept. 2003
15 Dec. 2003
15 March 2004
14 June 2004
15 Sept. 2004
15 Dec. 2004
15 March 2005
23 May 2005

TECHNICAL DETAILS

→ **ISIN code:** FR0000045072
→ **Stock code:** ACA
→ **Number of shares:** 1,473,522,437
→ **Market capitalisation:** €31.8 billion

→ **Indices**
- CAC 40
- DJ Euro Stoxx 50
- Euronext 100
- ASPI Eurozone

Since its IPO at €16.60 per share, the share price has gained 30%, whereas the CAC 40 has fallen by 5% over the same period. Since 1 January 2004, the share price has moved up 13% compared with a 14% increase in the CAC 40.

What will change under **IAS/IFRS?**

Since 1 January 2005, listed European companies have had to report in line with the new accounting standards.

The principal purpose of these new standards is to give institutional and retail investors a level playing field on which to assess the results of listed companies. They were introduced in Europe at the beginning of 2005 and will provide investors with higher-quality financial reporting. The primary change is that fair value accounting will be used for a broader range of financial instruments.


Conversion to IAS/IFRS standards

This means that a large number of items will be shown at their market value. For instance, securities portfolios and derivative instruments held by banks, which used to be valued according to management's intention when they were acquired or realised, are now accounted for at their market value (IAS 39). Derivative instruments, which used to be accounted for off-balance sheet, will now appear on the balance sheet. Another change under IAS/IFRS is that goodwill is no longer amortised in annual instalments, but has to undergo annual impairment tests.

To provide more flexibility, companies have options when adopting specific standards, such as IAS 16 and 40 on non-current assets. Buildings, which were stated at acquisition cost under French GAAP, can now either be revalued at their market price or left at historical cost. Under IFRS, company earnings may therefore be different from what they would have been under the previous French standards. The balance sheet will also be affected by the transition and may see larger fluctuations owing to the adoption of fair value accounting. This said, although the introduction of IAS/IFRS represents a radical new departure in accounting terms, it does not alter the fundamentals of a company or the environment in which it operates.

The press release and the presentation materials are available on **www.credit-agricole-sa.fr**

What is SRI?

Socially responsible investment means investment in companies fostering the development of people within their business, in their local environment and on our planet. At Crédit Agricole, this activity is conducted by I.DE.A.M., which ranks as France's fourth-largest asset management company investing solely in SRI companies.

Should we be afraid of China?

Chinese exports are growing rapidly (25% p.a.), but it would be foolhardy to believe that China can expand into each and every segment. And we should not forget the positive role played by the recycling of China's dollars, which is helping to keep our interest rates down at a low level.

Why sell Crédit Agricole Indosuez Securities Japan?

This unit, which specialises in certain equity trading activities, overlapped with some of the activities of CLSA, Calyon's brokerage subsidiary, which is a leader in Asia. Calyon is pursuing its expansion across Asia, particularly in Japan.



" The adoption of IAS/IFRS does not affect the Group's financial strength and should have no impact on its strategic policies and business line's growth propects. **"**

Gilles de Margerie,
Group Chief Financial Officer

Principal changes in Crédit Agricole S.A.'s key figures for 2004

Net income, Group share: €2,507 million. Up €304 million owing primarily to the discontinuation of goodwill amortisation

Positive impact of €1.7 billion in shareholders' equity. The key factors behind the increase are unrealised capital gains on the securities portfolio now shown at market value, the transfer to reserves of part of the fund for general banking risks and the revaluation of interests in equity-accounted affiliates. Excluding unrealised capital gains, shareholders' equity increased by €0.5 billion.

Shareholders' Club meetings

"The economic environment for 2005" presented in Le Mans

Organised by Crédit Agricole S.A.'s shareholders' Club and Crédit Agricole de l'Anjou et du Maine, a meeting on the theme of *the hopes, risks and perils in prospect during 2005* was attended by one hundred or so shareholders in Le Mans.



"The meeting put into perspective the outlook for the French economy."

Opening the meeting, Denis Kleiber, head of investor relations, commented on the Group's 2004 results. The main topic of the meeting, i.e. the economic and financial environment at the beginning of the year, was presented by Vincent Lahuec, an economist with Crédit Agricole S.A. Analysing the major economic indicators and drawing on examples from other countries, he went on to pinpoint trends and made forecasts for the second and third quarters of 2005. The information-packed meeting came to a close after a lengthy question and answer session.

Will the Regional Banks retain a majority shareholding?

The ownership structure put in place for the IPO is a long-term one. The support of a strong and mutualist majority shareholder—the Regional Banks via SAS Rue La Boétie—represents a key success factor for Crédit Agricole S.A. in the implementation of a long-term strategy.

Why back the Paris 2012 campaign?

Holding the Olympic Games represents an exceptional opportunity for any country, and Crédit Agricole has always supported projects furthering France's influence. In addition, Crédit Agricole shares the spirit of the Games, i.e. scaling new heights to win.

What is the strategy for Serbia?

By the end of June, Crédit Agricole S.A. will own 71% of the capital of Meridian Bank AD, which will play an active role in retail banking in Serbia, by focusing on individuals and SMEs and by developing its range of business services.

Capital expertise in **IPOs**

From the preparation of the offering to the placement of shares, several high value-added teams are involved in primary equity issues at the Crédit Agricole group.

With the announcement of further IPOs on Euronext, the outlook looks bright for 2005.
Against this backdrop, business lines involved in the primary equity market are all hard at work. At the beginning of the process, Calyon's Equity Capital Markets teams advise the issuer on structuring the offering. They set price ranges, the opening dates, subscription terms, etc. The shares of the floated company are then offered for sale to institutional and retail customers. The second stage is the marketing of shares.

Crédit Agricole S.A.'s Retail Market department coordinates the deployment of the offering on behalf of the Regional Banks. Cheuvreux oversees the marketing of the transaction. For Crédit Lyonnais, the Securities Marketing unit of the Retail and Professional Marketing department oversees the initiatives. The branch network, which receives the documentation and information materials a few days before the OPO (open-price offering), lies at the heart of customer relationships.
Individual customers reap the full benefit of the synergy between the networks operated by Crédit Agricole's Regional Banks and Crédit Lyonnais. With the 7,200 outlets of Crédit Agricole's Regional Banks and Crédit Lyonnais' 1,900 branches,

"Since 2004, the link-up with Crédit Lyonnais has paid leadership in share placements."

TECHNICAL DETAILS



Primary equity issues

This term encompasses the marketing of both newly issued and existing shares, such as IPOs and rights issues. Both state-owned and family-owned companies may consider primary issues. The secondary market (stock exchange) is where shares are traded and exchange hands.

OPOs

An open-price offering is the most commonly used procedure for retail offerings. Subscribers decide how many shares they want to buy based on the proposed price range. The final price and the number of shares allotted to each investor are not known until the issue is completed, based on overall demand.



Crédit Agricole and Crédit Lyonnais participated successfully in several offerings during 2004, including the IPOs of Snecma, Pages Jaunes and Autoroutes Paris Rhin Rhône.

the Group boasts unrivalled coverage, enabling it to support customers interested in IPOs wherever they are.

off by extending the Group's

Banking syndicate

The syndicate of banks comprises all the banks with responsibility for placing shares with retail and institutional investors. The lead manager is a member of the banking syndicate selected by the issuer to advise it on the issue.

The primary equity market as seen by the Crédit Agricole group's experts



Alix Caudrillier, head of Equity Capital Markets at Calyon

When Calyon is appointed lead manager of a banking syndicate, the origination and syndication teams advise the issuer on fine-tuning the transaction and set the respective allocations for institutional and retail investors. Our role is also to advise the issuer on the timetable for the IPO, the price range and the final amount of the deal. Consequently, during preparation of primary market transactions, the quality and synergies between teams are of the utmost importance.

Nathalie Mandrile, head of Securities Marketing, Crédit Lyonnais network



Crédit Lyonnais has a strong track record of being involved in open price offerings (OPOs) by the French government. Our marketing resources have proven their worth on numerous occasions in the past and can react very rapidly. Close cooperation with Calyon's expertise at an early stage of transactions helps us to prepare well in advance with as much operational information as possible.



François Simon, Cheuvreux's Chief Executive Officer

The quality of our research, which boasts a strong reputation among our institutional customers and covers 14 European markets, has given us a leadership position in Europe, particularly in French equities. To meet the expectations of retail customers, this research is adapted by a specialist team, which also provides financial research and assistance to the Regional Banks. For instance, the six IPOs we have covered since 2004 have been a great success with Crédit Agricole's customers.

Pierre Cambefort, Head of the Retail Market, Regional Banks division



For the Regional Banks, the top priority is to inform and meet the expectations of customers wishing to subscribe for shares as efficiently as possible. Crédit Agricole has a number of key assets helping it to do so, including its strength and expertise. It benefits from the density of its networks and their ability to swing into action and to contact several hundred thousand customers in just a few days using all the available channels (branches, telephone, Internet).

DIARY

September

07 Publication of interim 2005 results

November

16 Publication of nine-month 2005 results

The abridged annual report, which presents a summary of Crédit Agricole S.A.'s business activities, key figures and sustainable development, is available on **www.credit-agricole-sa.fr**

You can contact us:

BY POST
Shareholder relations
Crédit Agricole S.A.
91-93 boulevard Pasteur
75710 Paris Cedex 15 France

BY E-MAIL
infos.actionnaires@credit-agricole-sa.fr

ON THE WEB
www.credit-agricole-sa.fr



The Shareholders' Club newsletter is published by Crédit Agricole S.A.'s Investor Relations department (ref. no. 7349-DRI-05/05) 91-93 bd Pasteur - 75015 Paris.
Produced by CREAPRESS
Photo credits: M. Tulane, H. Thouroude, C. Steenkeste (Crédit Lyonnais), G. Larvor, I. Vincenti, O. Guerrin.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.3

Presentation entitled "2005 first quarter results"

June 2, 2005

Please see attached.

2005 first quarter results

June 2005

CRÉDIT AGRICOLE S.A.

Disclaimer

This presentation contains certain forward-looking statements or projections on the business activities or financial position of Crédit Agricole S.A.

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Readers must take all these risk factors and uncertainties into consideration before making their own judgement.

Contents

Crédit Agricole S.A. consolidated results

Basis of figures

- ✓ The figures presented have been prepared in accordance with the international financial reporting standards (IFRS) endorsed by the European Union on 31 December 2004 (including IFRS 2).
- ✓ Within this framework IAS 32 and 39 and IFRS 4 must be applied from 1 January 2005.
- ✓ First quarter comparatives for 2004 have been estimated, including the impact of IAS 32 and 39 and IFRS 4. The prudential repercussions of these accounting impacts have also been estimated. These estimates have not been audited.
- ✓ Data on the impact of IAS/IFRSs applicable as of 1 January 2005, and data for the first quarter of 2005 are now broadly definitive, apart from outstanding items related to provisions, as well as the treatment of macro-hedges and intra-group transactions, which are subject to further analysis.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

- ✓Gross operating income: €1,024m (+26.0%)
- ✓Net income – Group share: €905m (+41.6%)
- ✓Cost/income ratio: 68.3% (- 4.1 pts)

Crédit Agricole S.A. consolidated results

Earnings up sharply

€m	Q1-04*	Q1-05	% change* Q1-04/Q1-05
Net banking income	**2,946**	**3,233**	**+9.7%**
Operating expenses	(2,133)	(2,209)	+3.6%
Gross operating income	**813**	**1,024**	**+26.0%**
Risk-related costs	(207)	(138)	(33.3%)
Equity affiliates	329	388	+17.9%
Net income on other assets	(5)	5	n.m.
Pre-tax income on ordinary activities	**930**	**1,279**	**+37.5%**
Integration-related costs	(41)	(49)	+19.5%
Net income	**716**	**972**	**+35.8%**
Net income - Group share	**639**	**905**	**+41.6%**
Net income - Group share before integration-related costs	**666**	**937**	**+40.7%**

✓ Gross operating income up 26% driven by strong momentum in net banking income (+9.7%) and control over costs (+3.6%)

✓ Risk-related costs at a historically low level

✓ Profitability steadily improving:

- Annualised ROE**: 15.3% (vs 12.2% on 2004)

* N.B.: unless stated otherwise, all Q1-2004 figures and percentage changes in this presentation have been prepared on IFRS, including IAS 32 and IAS 39, and are therefore unaudited.
** Excluding unrealised capital gains.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Robust earnings growth in all business lines

Contribution of business lines to net income before integration-related costs



€m
+35.1%
743
1,004
170
107
85
244
203
90
(156)
180
118
126
290
301
127
(138)
Q1-04
Q1-05
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

- ✓ Strong commercial momentum at both Regional Banks and Crédit Lyonnais, coupled with excellent control over costs;
- ✓ Strong growth in results from asset management and specialised financial services;
- ✓ Contribution of corporate and investment banking up sharply reflecting restored revenue dynamics and a sharp improvement in the cost/income ratio.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Improved profitability of business activity

€bn	Q1-05 allocated capital	% Q1-05	% Q1-04*	ROE Q1-05
French retail banking – Regional Banks	3.3	14.4	13.2	20.4 %
French retail banking – Crédit Lyonnais	2.3	10.0	9.6	20.6 %
Specialised financial services	2.0	8.9	7.5	24.3 %
Asset management, insurance and private banking	5.8	25.3	23.2	20.1 %
Corporate and investment banking	7.2	31.3	35.1	16.9 %
International retail banking	2.3	10.1	11.4	22.3 %
Total business lines	**22.9**	**100.0**	**100.0**	**19.8 %**
Group				**15.3 %**

* In French GAAP

CRÉDIT AGRICOLE S.A.

Contents

French retail banking – Regional Banks

Growth across all business activities

Q1-05 pre-tax income: €236m*


18.5%

Allocated capital: €3.3bn


14.4%

Q1-05 net income: €180m*

ROE: 20.4%

- ✓ Buoyant business volumes in all markets (personal customers, farming, small businesses, corporates, local authorities);
- ✓ Continued success of pension savings products;
- ✓ Strong volumes in mortgage lending;
- ✓ Cost/income ratio down by 0.7 percentage points year-on-year.

* Crédit Agricole S.A. owns a 25% interest in the capital of the Regional Banks

French retail banking – Regional Banks

Sustained growth in customer assets

✓ Sustained buoyant growth in new inflows: €3.4bn in Q1-05

- Launch of two new mutual funds, *Protein'* and *Protein' Vie* (€750m)
- Placement of two bond issues bringing in over €570m and success of Sanef offering with over €380m in applications;
- *Capital Vert Croissance* pension preparation plan over the quarter: €400m.

✓ Total customer assets up 6.9% year-on-year:

- Life insurance: +10.9%
- Deposits driven by passbook accounts: CSL (+12.2%) and passbook for young people (+9.4%)



€bn
403.1
45.4
44.2
92.4
9.2
23.3
80.9
49.8
57.9
Q1-04
430.8
50.1
47.8
102.5
10.1
21.4
84.4
53.8
60.7
Q1-05

	% change Q1-05/Q1-04
Total	+6.9%
Securities*	+10.4%
Mutual funds and SCPI*	+8.1%
Life insurance	+10.9%
Time deposits, savings bonds and certificates of deposits	+9.6%
Popular savings plans	(8.1%)
Home purchase	+4.3%
Passbook accounts**	+8.2%
Sight deposits	+4.8%

* Non-Group securities and mutual fund assets held on customer portfolios included in 2005 and retrospectively in 2004.
** CSL, LEP, Codevi, etc.

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong growth in new lending and loan book

- ✓ New medium and long-term lending up 12.1% vs Q1-04 to over €12bn, driven by strong growth in corporate lending (+22.8%), local authorities (+18.9%) and small businesses and farming (+14.6%) .
- ✓ Growth in loan book continues apace, with 8.7% year-on-year, sustained increase of mortgages outstanding (+12.7%);



€bn
226.5
19.5
14.0
36.5
18.9
27.6
106.3
Q1-04
246.2
21.5
14.5
38.4
19.6
28.3
119.7
Q1-05

	% change Q1-05/Q1-04
Total	+8.7%
Local authorities	+10.6%
Consumer credit	+3.3%
Small business	+5.0%
Professionals	+3.6%
Farming loans	+2.5%
Mortgage loans	+12.7%
Other	+13.1%

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong commercial momentum, with 3.4%* growth in net banking income

- ✓ Growth in business with farming, small business and corporate sectors (crop insurance, CA certificate, franchise partnerships, etc.);
- ✓ Growth in fee income driven by insurance (in particular non-life) and services and other banking transactions (service accounts).

Fee income from customers



€m
895
140
84
334
337
974
153
100
357
364
1,012
163
103
376
370
Q1-03
Q1-04
Q1-05

	% change Q1-05/Q1-04
Total	+3.9%
Services and other banking transactions	+6.8%
Securities	+2.8%
Insurance	+5.1%
Account management and payment instruments	+1.8%

* Excluding dividends from Crédit Agricole S.A. received from Regional Banks. Excluding return on investment of excess equity, NBI increased by 0.6%.

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Healthy operating metrics

- ✓ 0.7 percentage point improvement in cost/income ratio over one year, with controlled increase of operating expenses (+2.2%);
- ✓ Strengthened provision cover against bad and doubtful debts;
- ✓ 3 bp decrease in cost of risk.

Continuous improvement in cost/income ratio*



63.6%
61.6%
58.8%
58.1%
Q1-02
Q1-03
Q1-04
Q1-05

Trends in provisioning against bad and doubtful debts and risk-related costs (excluding collective provisions)



66.1%
67.6%
68.1%
69.8%
Provisions/bad & doubtful debts outstanding
4.6%
4.2%
3.9%
3.4%
BDD/total loans outstanding
26 bp
23 bp
25 bp
22 bp
Cost of credit risk/total loans outstanding
Q1-02
Q1-03
Q1-04
Q1-05

* Aggregate cost/income ratio of the 42 Regional Banks accounted for by the equity method, excl. dividends paid by Crédit Agricole S.A. to them

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Robust growth in contribution from Regional Banks

- ✓ An aggregate net income, in the individual accounts, sharply up, due to the GOI increase (+5.3%) and the drop in risk-related costs (-18.5%);
- ✓ A 7.9% growth in the contribution of the Regional Bank's contribution to Crédit Agricole S.A.'s consolidated accounts (+6.1% after the taxation of dividends paid to Crédit Agricole S.A.).



€m
Contribution of the Regional Banks accounted for by the equity method
Net banking income*
+3.4%
Q1-05
2,853 *
3,093
Q1-04
2,758
Gross operating income*
+5.3%
Q1-05
1,195*
1,435
Q1-04
1,135
Net profit*
+8.8%
Q1-05
665*
905
Q1-04
611
Income from equity affiliates
+7.9%
Q1-05
236
Q1-04
219

* Aggregate results of the 42 Regional Banks accounted for by the equity method, restated for the Crédit Agricole S.A. dividend received by the Regional Banks

French retail banking – Regional Banks

Income statement

€m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income			
Operating expenses			
Gross operating income			
Risk-related costs			
Equity affiliates	219	236	+7.9%
Pre-tax income on ordinary activities	**219**	**236**	**+7.9%**
Tax*	(49)	(56)	+14.3%
Net income	**170**	**180**	**+6.1%**
Cost/income ratio	n.a.	n.a.	
Allocated capital (€ bn)		3.3	
ROE		20.4 %	

* Tax impact of dividends received from Regional Banks

CRÉDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Gross operating income* up 6.6%

Q1-05 pre-tax income: €169m


13.2%

Allocated capital: €2.3bn


10.0%

Q1-05 net income: €118m

ROE: 20.6%

- ✓ Strong commercial dynamics, reflected in market share gains in deposits
- ✓ Excellent control over costs against a backdrop of moderate growth in net banking income: cost/income ratio down 1.3 percentage points over one year;
- ✓ Growth in gross operating income*:
  - Net banking income: +1.1%
  - Operating expenses: (0.6%)
  - Gross operating income: +6.6%

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Sustained growth in customer assets

- ✓ Acceleration in growth in passbook accounts, leading to market share gains in deposits;
- ✓ Sharp growth in securities outstanding following the success of the Sanef placement (Crédit Lyonnais market share 20%);
- ✓ Good performance in life insurance, with new business up 38% year-on-year.


€bn
113.8
8.7
26.4
28.0
5.3
0.8
14.5
11.1
18.9
Q1-04*
120.3
9.5
27.3
30.5
5.2
0.7
14.5
13.1
19.5
Q1-05

	% change Q1-05/Q1-04*
Total	+5.7%
Securities	+8.5%
Mutual funds	+3.3%
Life insurance	+8.9%
Time deposits, savings bonds and certificates of deposits	(2.8%)
Popular savings plans	(16.6%)
Home finance	(0.4%)
Passbook accounts	+18.8%
Current accounts	+3.3%

* On a like-for-like basis and on comparable methods

French retail banking – Crédit Lyonnais

Further growth in loans outstanding

- ✓ Continued strong growth in mortgage lending;
- ✓ Significant recovery in medium and long-term lending to SMEs (new lending up 50% and loan book up 8.1%).



€bn
46.5
8.7
7.6
6.1
24.1
Q1-04*
49.4
9.0
7.8
6.3
26.3
Q1-05

	% change Q1-05/Q1-04*
Total	+6.2%
SME loans*	+3.2%
Professionals*	+2.6%
Consumer loans*	+4.3%
Home finance	+9.0%

* On a like-for-like basis and on comparable methods. Short-term loans to professionals, which were previously included in consumer loans, are now included in professional loans

CRÉDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

1.1%* growth in net banking income

✓ Net interest income was impacted by historically low interest rates and continued fierce competition, which largely offset the impact of volume growth in deposits and lending;

✓ Strong growth in fees on sales of insurance (15% in non-life insurance) and securities (Sanef IPO).

Trends in NBI



€m
827
837
448
446
23
78
90
24
83
97
188
187
Q1-04*
Q1-05

	% change Q1-05/Q1-04*
Net interest margin	(0.5%)
Total fee and commission income	+3.0%
Services and other banking transactions	+2.3%
Securities management	+6.6%
Insurance	+7.9%
Account management and payment instruments	(0.7%)

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Trends in operating costs and risk-related costs

- ✓ Tight control over costs (down 0.6%) enabling continuation of programme to optimise the branch network (12 new branches and 28 refurbishing in Q1) and increasing use of call centres;
- ✓ Progress in the business plan, reflected in a significant reduction in fixed costs in Q1-05;
- ✓ Improvement in cost/income ratio (down 1.3 percentage points) and cost of risk stable at 45 basis points at end March 2005, with provision cover significantly strengthened.

Trends in operating expenses



€m
630
Marketing investments
+5
Recurring expenses
(8)
627
76.2%
Cost/income ratio
74.9%
Q1-04*
Q1-05

Trends in risk-related costs** (incl. collective provisions)



74.9%
79.7%
Provisions/bad & doubtful debts outstanding
5.0%
4.4%
BDD/total loans outstanding
46 bp
45 bp
45 bp
Cost of credit risk
Q1-04
2004
Q1-05

* On a like-for-like basis and on comparable methods

** Risk-related costs / weighted loans outstandings

French retail banking – Crédit Lyonnais

Income statement

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**827**	**837**	**+1.1%**
Operating expenses	(630)	(627)	(0.6%)
Gross operating income	**197**	**210**	**+6.6%**
Risk-related costs	(43)	(41)	(4.8%)
Pre-tax income on ordinary activities	**154**	**169**	**+9.8%**
Tax	(47)	(51)	+8.4%
Net income	**107**	**118**	**+10.5%**
Cost/income ratio	**76.2%**	**74.9%**	
Allocated capital (€ bn)		**2.3**	
ROE		**20.6%**	

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Specialised financial services

Very strong growth in net income: up by nearly 50%

Q1-05 pre-tax income: €183m


14.3%

Allocated capital: €2.0bn


8.9%

✓ A steady growth phase:

- Acquisitions (Dan'Aktiv, household equipment consumer credit of BCP, 50% of Eurofactor);
- Organic growth in international markets, in particular through developing partnerships;

✓ Strong increase of net income in consumer finance and in lease finance and factoring.

Q1-05 net income before integration-related costs: €126m

ROE: 24.3%

CRÉDIT AGRICOLE S.A.

Specialised financial services

Consumer credit in France and abroad

- ✓ Strong growth in new lending: up €5.2bn or 17% vs Q1-04 driven by international business (+45%);
- ✓ Growth in loan book: up 14% vs Q1-04, driven by strong international growth and co-operation with the Regional Banks and Crédit Lyonnais;
- ✓ Improvement in results, with 13.5% growth in pre-tax income or ordinary activities, chiefly due to the foreign networks, which contributed 39% of Q1-05 gross operating income.

Growth in managed loan book



€bn
28.6
31.9
32.7
2.2
4.1
2.5
4.7
2.6
4.8
Q1-04
Dec 04
Q1-05

	% change Q1-05/Q1-04
Total	**+14.2%**
Regional Banks	+18.9%
Sofinco/Crédit Lyonnais partnership	+17.1%
Third party and JV	(16.3%)
Proprietary outstandings	+16.1%

Geographic breakdown of loans outstanding



€bn
28.6
31.9
32.7
7.0
9.3
10.0
Q1-04
Dec 04
Q1-05

	% change Q1-05/Q1-04
International	+42.0%
France	+5.1%

CRÉDIT AGRICOLE S.A.

Specialised financial services

Lease finance and factoring

✓ **Lease finance:**

- New lending up 3.8% to €939m vs Q1-04, including 20% for EFL in Poland;
- Lease book stable at €12.6bn;
- Gross operating income up 15% vs Q1-04.

✓ **Factoring:** revenues up 16.5% vs Q1-04. One third of business now generated outside France.



Lease book
€bn
12.6
12.6
12.6
Q1-04
Dec 04
Q1-05
Outstandings: 0 % vs Q1-04



Growth in factoring revenues and book
€bn
6.1
4.3
7.1
5.0
Q1-04
Q1-05
Revenues up 16.5%
Outstandings up 15.4%

CRÉDIT AGRICOLE S.A.

Specialised financial services

Income statement

€m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**540**	**603**	**+11.6%**
Operating expenses	(289)	(324)	+12.0%
Gross operating income	**251**	**279**	**+11.1%**
Risk-related costs	(102)	(97)	(4.9%)
Equity affiliates	-	1	X3.8
Net income on other assets	(6)	-	(100%)
Pre-tax income on ordinary activities	**143**	**183**	**+27.9%**
Tax	(59)	(57)	(2.6%)
Net income before integration-related costs	**84**	**126**	**+49.2%**
Cost/income ratio	53.5%	53.7%	
Allocated capital (€ bn)		2.0	
ROE		24.3 %	

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Contribution up by nearly 19%

Q1-05 pre-tax income: €449m


35.1%

Allocated capital: €5.8bn


25.3%

- ✓ Assets under management top €430bn (up 8.5% year-on-year);
- ✓ Excellent commercial performance in asset management: new inflows of €9bn in the quarter, representing annualised growth of 10.4%;
- ✓ All business lines now positioned in higher value-added products;
- ✓ Sustained growth in life insurance and property & casualty insurance;
- ✓ Cost/income ratio down by 3.6 percentage points.

Q1-05 net income before integration-related costs: €290m

ROE: 20.1%

Asset management, insurance and private banking

Assets under management of €430bn

- ✓ Asset under management up €24bn in the quarter;
- ✓ Continued shift in investment categories, notably towards life insurance;
- ✓ Further mergers between dedicated subsidiaries of the Crédit Agricole Group and Crédit Lyonnais (Crédit Agricole Suisse).



Assets under management
€bn
70.7
121.2
312.4
396.3
67.8
128.8
347.0
405.8
69.9
133.0
368.7
430.1
Q1-04
Dec 05
Q1-05
CAC 40: 3,625
3,821
4,068

	% change Q1-05/Q1-04
Assets under management (excl. double counting)	**+8.5%**
Private banking	(1.1%)*
Life insurance	+9.7%
Asset management	+18.0%**

* 0% on a like-for-like basis
** +9.1% on a like-for-like basis (excluding transfer of UAF assets)

Asset management, insurance and private banking

Asset management

- ✓ Assets under management up €14.5bn in Q1-05 (on a like-for-like basis and unchanged valuation methods), driven by new inflows (€9.0bn) and a positive market effect;
- ✓ Continued good commercial momentum in international subsidiaries;
- ✓ New inflows mainly in bonds and alternative funds.



Assets under management
€bn
312.4*
287.2
25.2
Mar 04
347.0*
316.5
30.5
Dec 04
Inflows
9.0
Market
5.5
7.2
Scope and method**
368.7*
334.5
34.2
Mar 05
% change Q1-05/Q1-04
AUM +18.0%***
France +16.4%
International +35.8%



Breakdown of AUM
21.4%
41.5%
25.1%
12.0%
Q1-04
16.8%
47.6%
22.6%
13.0%
Q1-05
Money markets
Bonds
Equities
Structured, alternative and other

* Data based on harmonised valuation method (including mandates invested in mutual funds and elimination of feeder funds invested in master funds)
** Impact of UAF transfer on scope and method
*** Up 9.1% on a like-for-like basis and on comparable methods

Asset management, insurance and private banking

Private banking

First quarter highlights:

- ✓ Legal, organisational and systems merger of CAI Suisse and CL Suisse to create Crédit Agricole Suisse S.A., the number two foreign bank in the Swiss private banking market;
- ✓ Excellent performance from BGPI which benefits from its co-operation with the Regional Banks.

Assets under management



€bn
70.7
26.3
44.4
Q1-04
67.8
26.0
41.8
Dec 04
Inflows
0
Market
1.9
Scope
0.2
69.9
26.9
43.0
Q1-05

	% change Q1-05/Q1-04	% change Q1-05/Q1-04 on a like-for-like basis
AUM	**(1.1%)**	**0%**
France	+2.3%	+2.3%
International	(3.2%)	(1.3%)

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Life insurance

✓ Sustained business activity:

- Premium income in excess of €5bn with 300,000 new policies;
- In-force business up 9.7% year-on-year to €133bn, consolidating on the Group's number two position in the French life insurance market..

Assets under management*


€bn
121.2
14.0
107.2
133.0
15.1
117.9
Q1-04
Q1-05

	% change Q1-05/Q1-04
In-force	**+9.7%**
Unit-linked	+7.3%
€	+10.0%

Breakdown of investments (excl. unit-linked)


0.8%
7.4%
3.6%
78.6%
9.6%
1.5%
4.6%
3.6%
78.7%
11.6%
Book value at Q1-04
Book value at Q1-05
Alternative products
Treasury
Real estate
Fixed income
Equity

CRÉDIT AGRICOLE S.A.

* Mathematical provisions

Asset management, insurance and private banking

Non-life insurance

- ✓ Continued strong commercial momentum with a 12.4% increase in new policies, compared to Q1-04, bringing the total to over 4.2 million* policies;
- ✓ Launch and initial sales of new products for farmers and small businesses (notably crop insurance);
- ✓ Loss ratio highly satisfying especially in comprehensive household and personal accident.

Premium income


€m
226.0
11.0
95.5
52.3
67.2
300.7**
24.2
103.6
60.2
112.7
363.8**
47.5
113.3
68.8
134.2
Q1-03
Q1-04
Q1-05

	% change Q1-05/Q1-04
Premium income	+21.0%
Farming policies	+96.3%
Car	+9.4%
Comprehensive household	+14.3%
Personal accident, health, legal protection and other	+19.1%
O/w Finaref	+17.2%

Loss ratio (excl. Finaref)


92.0%
87.8%
82.7%
Combined ratio
64.6%
60.9%
52.7%***
Claims ratio
Q1-03
Q1-04
Q1-05

* Excluding non-bank activities
** 2004 and 2005 data include premium income transferred from Crédit Lyonnais (full year impact of €93.3m in 2003).
*** Loss ratio excluding Afcalia amounted to 57.7% at end March 2005.

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Income statement

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**682**	**777**	**+13.9 %**
Operating expenses	(321)	(338)	+5.2%
Gross operating income	**361**	**439**	**+21.6%**
Risk-related costs	(1)	-	n.m.
Equity affiliates	2	10	X4.6
Net income on other assets	-	-	n.m.
Pre-tax income on ordinary activities	**362**	**449**	**+23.9%**
Tax	(119)	(159)	+34.0%
Net income before integration-related costs	**243**	**290**	**+18.9%**
Cost/income ratio	47.1 %	43.5 %	
Allocated capital (€ bn)		5.8	
ROE		20.1%	

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Net income* up 48%

Q1-05 pre-tax income: €395m


30.9%

Allocated capital: €7.2bn


31.3%

✓ Gross operating income up 25%, driven by revenue growth and cost synergies;

✓ Strong growth in contribution from key business lines, financing, capital markets and investment banking;

✓ Sharp improvement in key financial figures: cost/income ratio down 5.5 percentage points and ROE up to 16.9%.

Q1-05 net income before integration-related costs: €301m

ROE: 16.9%

* Before integration-related costs

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

A decrease in staff numbers of 22% since 1st January 2003 that continued in Q1-05



13,907
13,314
12,925
12,377
11,062
10,828
5,636
5,496
5,298
5,199
4,717
4,486
8,271
7,818
7,627
7,178
6,345
6,342
31/12/02
31/12/03
31/03/04
30/09/04
31/12/04
31/03/05

France: 18.4% decrease in 15 months

International: 18.9% decrease in 15 months

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Sharp improvement in operating results



Trends in revenues*
m€
985
954
824
958
1,033
565
500
428
563
610
Calyon created on 01.05.04
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Investment banking and capital markets
Financing activities



Trends in cost base
m€
(15.3 %)
800
678
Q1-02 pro forma
Q1-05

- ✓ Continued recovery in revenues since Q4-04 (up 7.3% on a like-for-like basis and at constant exchange rates vs Q1-04);
- ✓ Continued decrease of fixed cost base in Q1-05 vs Q1-04 as well as vs Q4-04;
- ✓ Comprehensive implementation of the synergies programme:€122m decrease of cost base, compared with Q1-02, the reference period;
- ✓ Integration-related costs are sharply down in Q1-05 (€20m);
- ✓ Gross operating income up 27.5% vs Q1-04 on a like-for-like basis and at constant exchange rates.

* Preliminary estimates of quaterly trends

Corporate and investment banking

Financing activities: gross operating income up 29%

- ✓ Net banking income increase in a climate of margin erosion;
- ✓ Stronger weighting to higher value-added products: from 53% to 61% between Q1-04 and Q1-05;
- ✓ Risk climate still favourable;
- ✓ Sharp fall in cost/ income ratio (down 11.6 percentage points) to 47.7%.



Changes in net banking income
€m
420
454
396
395
423
224
246
246
241
260
Structured finance
Q1-04 *
Q2-04 *
Q3-04*
Q4-04*
Q1-05

% change Q1-05/Q1-04 at constant exchange rate
NBI: +3.2%
Expenses: (17.6%)
GOI: +33.6%



Trend in operating expenses
€m
59.3%
Cost/income ratio
47.7%
249
202
Q1-04
Q1-05

* On a like-for-like basis and on comparable methods. Preliminary estimates of quaterly trends.

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Income statement of financing activities

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**420**	**423**	**+0.7%**
Operating expenses	(249)	(202)	(19.0%)
Gross operating income	**171**	**221**	**+29.4%**
Risk-related costs	(37)	13	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	-	(100%)
Pre-tax income on ordinary activities	**153**	**256**	**+67.5%**
Tax	(43)	(58)	+34.7%
Net income before integration-related costs	**110**	**198**	**+80.4%**
Cost/income ratio	**59.3%**	**47.7%**	
ROE		**16.9 %**	

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Capital markets and investment banking: strong growth in revenues, continuing the trend of Q4-04

- ✓ High level of market activities NBI, with growth of customer-based revenues (which represent over 80% of total) and a controlled risk profile (VaR at 31 March 2005: €17m);
- ✓ Recovery in equity derivatives with revenues multiplied by four vs Q1-04;
- ✓ Good performance in fixed-income derivatives;
- ✓ Continued robust performance in brokerage in a less favourable environment.

Trends in NBI



€m
523*
500
428
563
610
Q1-04**
Q2-04**
Q3-04**
Q4-04**
Q1-05

% change Q1-05/Q1-04 at constant exchange rate

NBI: +10.3%
Expenses: +8.1%
GOI: +18.3%

Trends in operating expenses



€m
79.8%
Cost/income ratio
78.1%
451
476
Q1-04
Q1-05

* Excluding €42m Euronext capital gain
** On a like-for-like basis and on comparable methods. Preliminary estimates of quaterly trends.

Corporate and investment banking

Income statement of investment banking and capital markets

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**565**	**610**	**+7.9%**
Operating expenses	(451)	(476)	+5.6%
Gross operating income	**114**	**134**	**+17.2%**
Risk-related costs	(2)	1	n.m.
Net income on other assets	0	4	n.m.
Pre-tax income on ordinary activities	**112**	**139**	**+23.7%**
Tax	(18)	(36)	+92.9%
Net income before integration-related costs	**94**	**103**	**+10.0%**
Cost/income ratio	**79.8%**	**78.1%**	
ROE		**16.9 %**	

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Income statement of financing activities, investment banking and capital markets

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**985**	**1,033**	**+4.9%**
Operating expenses	(700)	(678)	(3.1%)
Gross operating income	**285**	**355**	**+24.5%**
Risk-related costs	(39)	14	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	4	+100%
Pre-tax income on ordinary activities	**265**	**395**	**+49.0%**
Tax	(62)	(94)	+52.1%
Net income before integration-related costs	**203**	**301**	**+48.0%**
Cost/income ratio	**71.1%**	**65.6%**	
ROE		**16.9 %**	

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Front-ranking positions

- ✓ No. 1 arranger of securitisations in Europe
- ✓ No. 1 mandated arranger of project finance in Europe
- ✓ No. 1 equity broker in Asia
- ✓ No. 2 in Western European country research in equity brokerage
- ✓ No. 2 non-US futures broker in the USA
- ✓ No. 2 in structured EMTN placements
- ✓ No. 2 in Coface export credits
- ✓ No. 3 in European IPOs
- ✓ Among the world's top 5 in ship finance.

Source: Thomson Financial, Dealogic, Asia Money, Institutional Investor, CFTC, Capital Market Daily, Coface

CRÉDIT AGRICOLE S.A.

International retail banking

Substantial rise in contribution from international retail banking

Q1-05 pre-tax income: €128m


10.0%

Allocated capital: €2.3bn


10.1%

Q1-05 net income: €127m

ROE: 22.3%

- ✓ Excellent contribution of Banca Intesa to income from equity affiliates which amounts to: €123m in Q1-05, up 44.4% vs Q1-04;
- ✓ Change in scope: exit of BLF, BFC AG transferred to proprietary asset management and other activities, and transfer of UBAF to CIB;
- ✓ Total contribution of business line up 40.4%.

CRÉDIT AGRICOLE S.A.

International retail banking

Income statement

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**69**	**63**	**(9.1%)**
Operating expenses	(55)	(53)	(4.7%)
Gross operating income	**14**	**10**	**(25.9%)**
Risk-related costs	(7)	(2)	(70.0%)
Equity affiliates	85	123	+44.4%
Net income on other assets	-	(3)	n.m.
Pre-tax income on ordinary activities	**92**	**128**	**+39.0%**
Tax	(2)	(1)	(20.0%)
Net income	**90**	**127**	**+40.4%**
Cost/income ratio	79.4%	83.2%	
Allocated capital (€ bn)		2.3	
ROE		22.3 %	

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Proprietary asset management and other activities

Q1-05 pre-tax income: €(281)m


21.9%
negative

- ✓ Volatility in net banking income caused by the reclassification of some financial instruments held for macro-hedging purposes to trading securities under IAS/IFRS (€60m in Q1-05 vs €(115)m in Q1-04);
- ✓ Increase of over €30m (vs Q1-04) due to new acquisitions (additional holding in Finaref, etc.);
- ✓ Private equity: transfer to proprietary asset management and other activities backdated to Q1-04. Q1-05 NBI is €17m(Q1-04 was €8m).

Q1-05 net income before integration-related costs: €(138)m

Proprietary asset management and other activities

Income statement

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**(158)**	**(80)**	**(49.6%)**
Operating expenses	(138)	(190)	+38. 4%
Gross operating income	**(296)**	**(270)**	**(8.7%)**
Risk-related costs	(14)	(11)	(20.9%)
Equity affiliates	6	(4)	n.m.
Net income on other assets	(1)	4	n.m.
Pre-tax income on ordinary activities	**(305)**	**(281)**	**(8.0%)**
Tax	149	143	(4.3%)
Net income before integration-related costs	**(156)**	**(138)**	**(11.5%)**

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

Progress report on synergies

Implemented synergies in line with 2005 targets



€m
40
275
325
620
602
760
2003
2004 target
2004 actual
2005 target
Synergies secured at 31/03/2005
2006 target

CRÉDIT AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. and Crédit Agricole Group financial data

International solvency ratio

€ bn	Dec 04* Crédit Agricole S.A.	Mar 05 Crédit Agricole S.A.	Mar 05 Crédit Agricole Group
Total risk-weighted assets	**215.6**	**225.5**	**439,8**
Tier 1 solvency ratio	**7.4%**	**7.6%**	**7.5%**
Total solvency ratio	**8.1%**	**8.1%**	**9.8%**

* Estimated figures including IAS/IFRS impact

CRÉDIT AGRICOLE S.A.

Crédit Agricole Group consolidated income statement

€m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**5,875**	**6,146**	**+4.6%**
Operating expenses	(3,848)	(3,971)	+3.2%
Gross operating income	**2,027**	**2,175**	**+7.3%**
Risk-related costs	(391)	(288)	(26.3%)
Equity affiliates	107	150	+40.2%
Net income on disposal of non-current assets	5	12	X2.4
Pre-tax income on ordinary income	**1,748**	**2,049**	**+17.2%**
integration-related costs	(39)	(49)	+25.6%
Tax	(551)	(638)	+15.8%
Change in value of goodwill	(10)	(3)	(70.0%)
Net income	**1,148**	**1,359**	**+18.4%**
Net income - Group share	**1,081**	**1,301**	**+20.4%**

CRÉDIT AGRICOLE S.A.



CRÉDIT
AGRICOLE S.A.

2005 first quarter results

Appendices

CRÉDIT AGRICOLE S.A.

- Crédit Agricole S.A. consolidated results
  - Consolidated results by business line
  - Business transfers restated pro forma on 2004 disclosed data
  - Q1-04 – like-for-like basis and comparable methods to Q1-05
- Trends in risk
- Movements in consolidated capital
- Capital allocation
- Additional information on business lines
  - French retail banking – Regional Banks
  - French retail banking – Crédit Lyonnais
  - Specialised financial services
  - Asset management, insurance and private banking
  - Proprietary asset management and other activities
- Changes in operating expenses Q4-04/Q1-05

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	Q1-04	Q1-05	Q1-04**	Q1-05	Q1-04	Q1-05	Q1-04**	Q1-05	Q1-04**	Q1-05	Q1-04**	Q1-05	Q1-04**	Q1-05	Q1-04	Q1-05
Net banking income			**827**	**837**	**540**	**603**	**682**	**777**	**985**	**1 033**	**69**	**63**	**(158)**	**(80)**	**2,946**	**3,233**
Operating expenses			(630)	(627)	(289)	(324)	(321)	(338)	(700)	(678)	(55)	(53)	(138)	(190)	(2,133)	(2,209)
Gross operating income			**197**	**210**	**251**	**279**	**361**	**439**	**285**	**355**	**14**	**10**	**(296)**	**(270)**	**813**	**1,024**
Risk-related costs			(43)	(41)	(102)	(97)	(1)	-	(39)	14	(7)	(2)	(14)	(11)	(207)	(138)
Equity affiliates	219	236	-	-	-	1	2	10	17	22	85	123	6	(4)	329	388
Net income on other assets	-	-	-	-	(6)	0	-	-	2	4	-	(3)	(1)	4	(5)	5
Integration-related costs	-	-	-	-	(2)	(2)	(6)	(12)	(6)	(20)	-	-	(27)	(15)	(41)	(49)
Pre-tax income	**219**	**236**	**154**	**169**	**141**	**181**	**356**	**437**	**259**	**375**	**92**	**128**	**(332)**	**(296)**	**889**	**1,230**
Tax*	(49)	(56)	(47)	(51)	(58)	(57)	(116)	(155)	(60)	(87)	(2)	(1)	159	148	(173)	(258)
Net income	**170**	**180**	**107**	**118**	**83**	**124**	**240**	**282**	**199**	**288**	**90**	**127**	**(173)**	**(148)**	**716**	**972**
Minority interests															(77)	(67)
Net income - Group share															**639**	**905**

* Tax charges are allocated between the various business lines based on agreed terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.
** On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Business transfers restated pro forma on Q1-04 disclosed data

✓Yemen, Egypt	IRB	→	CIB
✓UBAF	IRB	→	CIB
✓BSF from Q1-04 (reminder)	IRB	→	CIB
✓CPR Online	AM	→	CIB
✓BFC AG	IRB	→	Prop. asset mgt.
✓Private Equity	CIB	→	Prop. asset mgt.

Q1-04 – like-for-like basis and comparable methods to Q1-05* (excluding impact of transfer of entities)


Operating expenses:
€3m
Corporate and investment banking
GOI Q1-04: (€11m)
Operating expenses:
€4m
NBI: €10m
NBI: €8m
NBI: €6m
Proprietary asset management and other activities
GOI Q1-04: €31m
French retail banking - Crédit Lyonnais
GOI Q1-04: €30m
Operating expenses: €18m
NBI: €10m
Asset management
GOI Q1-04: €10m
Reallocation of NBI
Reallocation of operating expenses

* Unaudited data

Market risk

- Overall VaR (99% - 1 day) at 31 March 2005: €20m for Crédit Agricole S.A. Group, including €17m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 1st January to 31 March 2005				31 December 2004
	Minimum	Maximum	Average	31 March 2005	
Cash and equivalents	4	7	5	6	7
I.C.C. (Interest rate, Currency and Commodities)	12	15	13	14	12
Credit	6	11	8	7	10
Equities	5	9	7	7	7
Total VaR for Crédit Agricole S.A. Group	**20**	**25**	**22**	**20**	**25**

Change in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2003		June 04	Dec 2004	Mar 05	%
SAS Rue la Boétie	771,841,801		783,146,587	794,929,524	812,394,524	55.13 %
SNC Crédit Agricole Transactions*	14,771,187		6,102,837	-	-	-
Treasury shares**	15,681,762		21,649,126	29,324,633	27,601,803	1.87 %
Shares held by Group companies***	-		-	1,839	1,839	n.m.
Float****	671,227,687		662,623,887	649,266,441	633,524,271	42.99 %
Total shares in issue	**1,473,522,437**		**1,473,522,437**	**1,473,522,437**	**1,473,522,437**	**100.00%**
	Consolidated accounts	Pro forma consolidated accounts	Consolidated accounts	Consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,185,918,556	1,339,009,043	1,472,776,470	1,472,776,470	1,445,918,584	
Net income - Group share	€1,026 m	€1,140m	€1,075m	€2,203m	€905m	
Annualised net income per share	€0. 865	€0.851	€1.460	€1.496	€2.505	
Annualised net income before integration-related costs per share	**€1.809**	**€1.793**	**€2.082**	**€2.144**	**€2.592**	

* SNC closed down on 17 February, 2005

** Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted

*** Shares held indirectly by Group companies and not retained in the consolidated balance sheet (CRC 2000 –02)

**** At 31 March 2005, including 65,874,126 shares (4.47%) held by employees through dedicated company investment funds as part of the Group's employee share ownership plans

N.B. Historical data to December 2004 has not been restated for IFRS

CRÉDIT AGRICOLE S.A.

Risk-weighted assets for capital allocation per business line

€ bn	Dec 04	Mar 05
French retail banking	**89.7**	**90.4**
- Regional Banks	52.1	52.2
- Crédit Lyonnais	37.6	38.2
Specialised financial services	**35.0**	**34.5**
Asset management, insurance and private banking	**11.4**	**11.5**
Corporate and investment banking	**112.1**	**116.4**
International retail banking	**3.4**	**2.2**

French retail banking – Regional Banks

Regional Banks' contribution

€ m – Aggregated unconsolidated results of the 42 Regional Banks accounted for at equity	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**2,758**	**3,093***	**+12.1%**
Operating expenses	(1,623)	(1,658)	+2.2%
Gross operating income	**1,135**	**1,435**	**+26.4%**
Risk-related costs	(173)	(141)	(18.5%)
Net income on disposal of non-current assets	-	2	n.m.
Pre-tax income on ordinary activities	**962**	**1,296**	**+34.7%**
Tax	(351)	(391)	+11.4%
Aggregate net income	**611**	**905**	**+48.1%**
Net income accounted for at equity (100%)	**640**	**879**	**+37.3%**
Net income accounted for at equity (25%)	**160**	**220**	**+37.5%**
Elimination of intra-group dividends	-	(69)	n.m.
Change in share of reserves	59	85	+44.1%
Contribution of Regional Banks	**219**	**236**	**+7.8%**

* O/w €240m interim dividends paid by Crédit Agricole S.A.

CRÉDIT AGRICOLE S.A.

Consumer credit highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**451**	**489**	**+8.6%**
Operating expenses	(228)	(246)	+7.9%
Gross operating income	**223**	**243**	**+9.2%**
Risk-related costs	(86)	(89)	+3.6%
Equity affiliates	-	2	X3.8
Integration-related costs	(1)	-	n.m.
Pre-tax income	**136**	**156**	**+14.3%**
Tax	(55)	(49)	(11.4%)
Net income	81	107	+31.7%

CRÉDIT AGRICOLE S.A.

Specialised financial services

Lease finance highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**65**	**67**	**+4.0%**
Operating expenses	(43)	(42)	(1.6%)
Gross operating income	**22**	**25**	**+15.1%**
Risk-related costs	(15)	(9)	(40.5%)
Net income on other assets	(6)	-	(100%)
Integration-related costs	(1)	(2)	+58.3%
Pre-tax income	**-**	**14**	**n.m.**
Tax	(2)	(3)	+45.8%
Net income	(2)	11	n.m.

CRÉDIT AGRICOLE S.A.

Factoring highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**25**	**46**	**+85.2%**
Operating expenses	(17)	(31)	+85.0%
Gross operating income	**8**	**15**	**+85.5%**
Risk-related costs	(1)	1	n.m.
Integration-related costs	-	(1)	n.m.
Pre-tax income	**7**	**15**	**X2.3**
Tax	(2)	(6)	X3.8
Net income	**5**	**9**	**+76.9%**

Asset management highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**270**	**320**	**+18.5%**
Operating expenses	(163)	(175)	+7.5%
Gross operating income	**107**	**145**	**+35.3%**
Risk-related costs	1	-	n.m.
Equity affiliates	-	1	n.m.
Integration-related costs	(3)	(5)	+67.7%
Pre-tax income	**105**	**140**	**+33.0%**
Tax	(36)	(54)	+49.4%
Net income	**69**	**86**	**+24.5%**

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**284**	**332**	**+16.7%**
Operating expenses	(58)	(66)	+13.3%
Gross operating income	**226**	**266**	**+17.6%**
Risk-related costs	(1)	(1)	(33.3%)
Equity affiliates	2	7	x3.6
Integration-related costs	(3)	(4)	+63.0%
Pre-tax income on ordinary activities	**224**	**268**	**+19.5%**
Tax	(72)	(93)	+28.4%
Net income	**152**	**175**	**+15.3%**

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**128**	**125**	**(2.2%)**
Operating expenses	(100)	(96)	(3.4%)
Gross operating income	**28**	**29**	**+2.1%**
Risk-related costs	(1)	1	n.m.
Equity affiliates	-	1	n.m.
Integration-related costs	-	(2)	n.m.
Pre-tax income on ordinary activities	**27**	**29**	**+8.2%**
Tax	(8)	(8)	-
Net income	**19**	**21**	**+11.8%**

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	Q1-04	Q1-05
Cost of financing	(264)	(298)
Financial management	(39)	113
O/w trading (according to IFRS)	*(115)*	*63*
Other business	37	41
Work-out activities	108	64
Net banking income	**(158)**	**(80)**

Changes in operating expenses Q1-04/Q1-05

€m

Q4-04 operating expenses (IFRS)	**2,258**
New synergies in Q1-05 (compared to Q4-04)	(17)
Change in scope of consolidation (Eurofactor)	11
Non recurring Q4-04 operating expenses	≈ (80)
Performance-linked remuneration and organic growth	≈ 37
Q1-05 operating expenses	**2,209**



CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.4

Presentation entitled "Low growth economies, indebted customers and excess capital generation: Where should the capital go?"

June 8, 2005

Please see attached.

Low growth economies, indebted customers and excess capital generation

Where should the capital go ?

8 June 2005

Georges Pauget
Deputy Chief Executive Officer

CRÉDIT AGRICOLE S.A.

CONTENTS

Low growth economies: is it really new ?

✓ Low growth: a frequent occurrence in France over the past thirty years

In itself, it did not prevent banks from growing, or generating high profits:

- Historically, economic cycles in France have been flatter than in the other major western countries, both in terms of trough and peaks;

- The rate of unemployment in France has been high for the past twenty years, with a tendency to grow during the past few years.



%, yoy
GDP growth
9
6
3
0
-3
82 84 86 88 90 92 94 96 98 00 02 04
France
USA
UK
Germany



Unemployment rate
12
11.5
11
10.5
10
9.5
9
8.5
8
7.5
7
83 85 87 89 91 93 95 97 99 01 03 05

CRÉDIT AGRICOLE S.A.

Low growth economies: is it really new ?

✓ Are customers really indebted ?

By comparative standards, French customers are not highly indebted:



Household rate of indebtedness
%
62,00
60,00
58,00
56,00
54,00
52,00
50,00
48,00
46,00
42,00
40,00
38,00
36,00
34,00
32,00
30,00
28,00
26,00
93
94
95
96
97
98
99
00
01
02
03
04
overall ratio
ratio for housing credit (right scale)

Source : INSEE, Banque de France



Corporate debt ratio
%
110,00
100,00
90,00
80,00
95
96
97
98
99
00
01
02
03
04
credit and financing (excl. shares)/value added

source : Banque de France

- Borrowing for home purchase lower than in several other EU member states or the US. Based on Gross Disposable Income, French ratio is only 40 % compared to 90 % in the UK and 60 % in Spain. Borrowing for consumer finance is also lower
- Mortgages mostly extended with fixed rates which limits solvency issues, in case of rate rises
- Looking at corporate customers, debt has been reducing over the past twelve months

Low growth economies: is it really new ?

✓What do low growth economies mean today for French retail banks ?

TRADITIONALLY	TODAY: A DIFFERENT REALITY
LESS LENDING	
✓ Decrease in demand for mortgages, as well as for corporate and SME lending.	✓ Strong demand for mortgages results from historically low level of interest rates
✓ In bottoming cycles, quality of assets deteriorates and this is partly reflected in increasing interest rates.	✓ Assets quality has been improving
GREATER SAVINGS	
✓ Individuals save more	✓ Changes in savings allocation by individuals has favoured liquidity (time deposits, passbook accounts)
INTEREST MARGIN SHRINKS	
✓ The interest margin shrinks, not so much due to the level of interest rates, but as a result of lower credit demand.	✓ Volumes have, so far, partly compensated the price effect.

Low growth economies: is it really new ?

✓ What is new about the current situation ?

- Some factors differentiate the current economic outlook from previous similar ones, namely:
  - *The combination of a supranational currency with national economic policies, which hampers economic policy adjustment,*
  - *A trend towards disintermediation, in particular of the savings, which has been gathering pace over the past few years,*
  - *…fuelled by the reduction of government support to intermediated savings,*
  - *… and the fears of French people about the level of their pension income*

- On a long run, consequence for banks :
  - *Financial needs increase will be more and more financed through off-balance sheet instruments*
  - *Rising importance of credit rating in funding policies*

CONTENTS

- ✓ Low growth economies: is it really new ?
- ✓ In the current environment, continuous growth for Crédit Agricole S.A.
- ✓ Excess capital: a relevant concept for Crédit Agricole ?

In the current environment, continuous growth for Crédit Agricole S.A.

✓ A powerful group: leader in France with a European dimension …

- N°1 in France
- N°1 in Europe et N°2 worldwide based on the Tier One Capital (source : The Banker July 2004)
- A large universal bank with a presence in 60 countries

First retail bank in France

Two complementary networks
Over 21 million customers
1,2 million professional clients
Over 9 000 branches
Over 24% market share in retail in France

Leader in asset management

€ 430 bn assets under management: 19% market share in mutual funds
3rd insurer in France
1st French bankinsurer
2nd Life insurer: 15% market share
A leading player in private banking

A French leader

Leader in specialised financial services

1er in consumer finance: managed outstandings €32bn
2nd in lease finance
1er in factoring
A pan-European presence in consumer credit

Reinforced positions in corporate and investment banking

Excellent global coverage of French large corporates and middle-market companies
Among leader in some businesses:
Project finance,
Syndicated loans in France,…
1st broker in Europe on French stocks
1st broker in Asia for the quality of its research

In the current environment, continuous growth for Crédit Agricole S.A.

✓ Retail banking related activities accounts for over 73% of total business

Business segment contribution to net income before goodwill amortisation & integration-related costs

% contribution in Q1-05
(excluding corporate centre)



International retail banking
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais
Corporate & investment banking
Specialised financial services
Asset management, insurance and private banking
11%
16%
10%
25.5%

In the current environment, continuous growth for Crédit Agricole S.A.

✓French retail banking: the strength of the two-brand strategy

Customer assets



€ bn
+74%
317
327
512
112
546
119
551
120
2001
2002
2003
2004
Q1-2005
Regional Banks
Crédit Lyonnais

Loans outstanding



€ bn
+50%
198
89
208
94
269
24
104
292
26
117
297
26.3
120
2001
2002
2003
2004
Q1-2005
of which mortgage lending

CRÉDIT AGRICOLE S.A.

In the current environment, continuous growth for Crédit Agricole S.A.

✓ French Retail banking: a different sensitivity to economic cycles

As at end Q1-05	Regional Banks	Crédit Lyonnais
Resources		
Sight deposits	14 %	16 %
Savings deposits	39 %	28 %
Off-balance sheet savings	47 %	56 %
Of which, Life insurance	*24%*	*25%*
Of which, Mutual funds	*11%*	*23%*
Loans		
Local authorities	9 %	
Small business/SME	16 %	18 %
Professionals	8 %	16 %
Farming	11 %	
Consumer credit	6 %	13 %
Home finance	49 %	53 %
Other	1 %	

In the current environment continuous growth for Crédit Agricole S.A.

✓ Retail banking : Regional Banks

- **Strong capability to capture all types of savings**


Mutual funds and real estate investment trusts
Popular savings plan
Time deposits, savings bonds & CD
Life insurance
Securities
Passbook accounts
Sight deposits
Home finance savings scheme
11%
2%
24%
12%
12%
14%
20%

Savings per type: €430.8bn
(outstanding at 31 March, 2005)


Consumer loans
other
Professional loans
Local authorities loans
Farming loans
SME loans
Mortgages
6%
9%
11%
16%

Loans outstanding per type: €246.2bn
(outstanding at 31 March, 2005)

In the current environment continuous growth for Crédit Agricole S.A.

✓ Retail banking : Crédit Lyonnais

- **A different asset mix**



Mutual funds and real estate investment trusts
Popular savings plan
Securities
8%
Passbook accounts
25%
Life insurance
Home financ savings scheme
12%
23%
16%
Mutual funds and real estate investments
Sight deposits

Savings per type: €120.3bn

(outstanding at 31 March, 2005)



Consumer loans
13%
Professionals loans
16%
53%
18%
Mortgages
SME loans

Lending per type: €49.4bn

(outstanding at 31 March, 2005)

CRÉDIT AGRICOLE S.A.

In the current environment continuous growth for Crédit Agricole S.A.

✓ Retail banking : Regional Banks

- Substantial rise in net profit (Aggregate results from the individuals accounts of the 42 Regional Banks accounted for by the equity method)



€m
+ 27.6%
2,141
2,454
2,733
+ 8.8%
611*
665*
2002
2003
2004
Q1-04
Q1-05

* Q1-05 excluding interim dividend paid by Crédit Agricole S.A. to the Regional Banks

CRÉDIT AGRICOLE S.A.

In the current environment continuous growth for Crédit Agricole S.A.

✓ Retail banking : Crédit Lyonnais

- Continued growth of income while controlling the operating costs

Net income


€m
+16.8%
453
529
+10.5%
107
118
2003
2004
Q1-2004
Q1-2005

An improving cost/income ratio


€m
630
Marketing Investments
+ 5
Recurring expenditure
(9)
626
76.2 %
Cost/Income ratio
74.9 %
Q1-04*
Q1-05

* On a like for like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

In the current environment continuous growth for Crédit Agricole S.A.

✓ The 'bancassurance' model : a growth driver

- A fully integrated model in a growing market
- As a banker, rapid success and excellent commercial performance
  - **Life insurance**: leading bancassurance player with AuM up 67% in three years. Annual premium income over €16bn in 2004.
  - **Non-life insurance:** rapid premium income growth: +74%, strong innovation (personal accident, farming insurance) and excellent technical ratios (claims ratio of 52.5% at end 2004)
- A source of steadily growing profit
  - With a strong direct and indirect profitability (distribution fees to the retail networks)

Insurance: NBI



€m
+ 27.2%
836
861
1 037
1 064
+ 16.7%
284
332
2001
2002
2003
2004
Q1-04
Q1-05

Insurance: net profit

(before goodwill for annual figures in French GAAP and under IAS/IFRS for quaterly figures)



€m
+ 27.3%
457
465
553
582
+ 15.3%
152
175
2001
2002
2003
2004
Q1-04
Q1-05

CRÉDIT AGRICOLE S.A.

In the current environment continuous growth for Crédit Agricole S.A.

✓ Asset management: the leading player in France



€ bn
Assets under management
186
+98%
369
2001
Q1-2005

- Leadership strengthened:
  - No.1 in France for mutual fund management
  - Mutual fund distribution: 19% market share
  - Assets under management up 98% in three years
  - International assets under management totalling €34.2bn at end Q1-2005, up 2.2 in less than three years
  - Employee savings schemes: France's no.2 player

✓ Private Banking

- Acceleration in commercial activity in France by strengthening co-operation between the Group's various centres of expertises
- Drawing value from international private banking : continued merger and rationalisation of the networks following the integration of Crédit Lyonnais

In the current environment continuous growth for Crédit Agricole S.A.

✓ **Other 'engines' fully integrated in our retailer profile contribute significantly to growth such as Consumer Credit**

- Consumer credit: stronger presence in France and rapid expansion in Europe
  - France:No.1 in France with 4 brands: Sofinco, Finalion, Viaxel and Finaref
  - Europe: expanded presence in 14 countries
- Very strong growth in managed loans outstanding: x2 in three years

Geographic breakdown of managed loans outstanding



€ bn
16.3
4.4
19.5
5.2
28.1
6.7
31.9
9.3
32.7
10
2001
2002
2003
2004
Q1-2005
% change
Q1-2005/2001
International x2.3
France x1.9

Crédit Agricole in the current environment

✓ Reinforced positions in Corporate and Investment Banking

- **Strengthening our competitive positions in our areas of expertise**:
  - Structured finance on a global scale: shipping, aircraft, project finance
  - Brokerage: in Europe via Cheuvreux and in Asia via CLSA
  - Capital markets: a business based on our high-quality credit rating in treasury and fixed-income activities and a growth in derivatives activities
- **Improving profitability**
  - A rationalisation of the international network
  - A single platform to serve an expanded customer base
  - Adjusting capital allocation
    - ➢ Total capital allocated to Corporate and Investment Banking reduced from 40% to 33%
    - ➢ Reallocation of capital within these activities in favour of structured finance and capital market activities

CONTENTS

Excess Capital: a relevant concept for Crédit Agricole ?

✓ Crédit Agricole S.A.: the listed entity of the Crédit Agricole Group

- The group excess equity is held by the Regional Banks
- Crédit Agricole S.A. shareholders benefit from the leverage of the company
- When needed, Crédit Agricole S.A. has always been supported by the Regional Banks, as shown by past experience
- Crédit Agricole S.A. is guaranteed by the Regional Banks.

Excess Capital: a relevant concept for Crédit Agricole ?

✓ **Objective fixed in December 2002 to adjust allocation of capital to increase ROE**

Capital reallocation after planned synergies


Retail Banking Regional Banks
Crédit Lyonnais Retail Banking
SFS
International Retail Banking
Asset Gathering
Corporate and Investment Banking (CIB)
€21bn
11%
11%
7%
9%
21%
41%
€24bn
11%
11%
10%
9%
24%
35%
2002 pro forma
2005

After-tax RoE targets

	2002 pro forma	2005
Retail Banking CA S.A.	15%	18%
Retail Banking Crédit Lyonnais	22%	25%
SFS	15%	22%
International Retail Banking	-12%	12%
Asset Gathering	16%	19%
CIB	6%	15%
Businesses Total	10%	18%
GROUP	10%	15%

Based on French GAAP

Excess Capital: a relevant concept for Crédit Agricole ?

✓Improved profitability of business activities

€ bn – **Based on French GAAP**	2004 Allocated capital	ROE 2003	ROE 2004	% change ROE	Target ROE 2006
French retail banking – Regional Banks	3.3	17.9%	18.5%	+0.6	18%
French retail banking – Crédit Lyonnais	2.3	23.5%	23.5%	-	25%
Specialised financial services	2.1	21.1%	19.7%	(1.4)	22%
Asset management, insurance and private banking	5.6	17.0%	17.2%	+0.2	19%
Corporate and investment banking	7.4	10.5%	14.2%	+ 3.7	15%
International retail banking	2.4	9.3%	14.3%	+5.0	12%
Total business lines	**23.1**	**14.8%**	**17.0%**	**+2.2**	**18%**
Group		**10.6%**	**13.6%**	**+ 3.0**	**15%**

CRÉDIT AGRICOLE S.A.

Excess Capital: a relevant concept for Crédit Agricole ?

✓ In retail banking, our growth potential …

- Enhance profitability through systematic cross-selling of banking and non banking financial products to better value customer relationship
  - *Increase equipment level of customer in life and non life insurance products*
  - *Sell better consumer credit to client*
- Open new branches in urban areas
- Emphasize development towards high net worth individuals
- Create new services to best fit clients requirement
  - *For instance: a specific range of products for healthcare professionals, a comprehensive range of pension products for small business segment, advisory services in the transmission of SMEs to the next generation…*

✓ …and still good prospects for improving operating efficiency and increasing ROE

- IT, Re-engineering of process,
- Concentration of back-offices, mergers of IT platforms…

CRÉDIT AGRICOLE S.A.

Excess Capital: a relevant concept for Crédit Agricole ?

✓ In bancassurance: good prospects to grow market share

- Increase penetration rates amongst banking clients and expand distribution to include other networks
- Develop the group's position in high growth potential markets, becoming the leading player in savings insurance and strengthening its existing leading position in credit insurance
- Strengthen positions in the SMEs market
- Boost innovation: new products, new clientele target (motor insurance guaranteeing a repayment on the basis of the purchase price for 3 years, global IT risk insurance, specific home insurance for senior people ...)
- Back the group's international expansion
- Enhance already considerable operational effectiveness through a unified platform, which will be Europe's largest, from Autumn 2005

Excess Capital: a relevant concept for Crédit Agricole ?

✓ **Expand abroad, using our know-how in retail banking-related businesses such as consumer finance and asset management**

- Find new sources of growth in countries with strong potential
- Establish joint-ventures with strong distribution networks
  - Partnership reinforced with Banca Intesa in asset management
- Follow our partners as they expand abroad

Conclusion

✓ **Within the current environment, apply a long term industrial strategic framework**

- Continue to invest in retail banking and in the bancassurance model
- Reinforce the selective development strategy in consumer finance, asset management and insurance in high growth potential countries
- Increase profitability of the corporate and investment banking by capitalising on the international network with roughly unchanged capital allocation

APPENDIX

✓ A diversified banking and financial group present in most lending and saving activities

ench retail banking – Regional Banks	French retail banking – Crédit Lyonnais network	Specialised Financial Services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities
Regional Banks of :redit Agricole	Crédit Lyonnais network in France, including private banking activities in France	Activities in France and on the international market: - **Consumer credit** (Sofinco, Finaref, Lukas, Agos Itafinco,Credibom, Dan Aktiv,…) - **Factoring** (Transfact, Eurofactor) - **Lease-financing** (Ucabail, EFL)	- **Asset management** (CAAM, CPR AM, BFT...) - **Life insurance** (Predica) - **Property and casualty insurance** (Pacifica, Finaref) - **Private banking** (BGPI, CA Suisse, CFM, CAI Luxembourg, CACG, - **Financial services** (CA-IS Bank, CA-IS CT and CAI's financial services)	- **Investment banking and capital markets** (CALYON) - **Financing activity** (CALYON,BSF)	- **CALYON international retail banking** (Egypt, Yemen) - **Italy**: Banca Intesa - **Portugal**: B.E.S. - **Greece**: Emporiki - **Morocco**:Crédit du Maroc, Wafasalaf - **Africa**: Former Crédit Lyonnais African network - **Serbia**: Meridian Bank	- **Crédit Agricole S.A.** (central body function, ALM, global debt management) - **Crédit Agricole Private Equity** - **Cost-sharing companies** - **Group real estate management companies** - **Proprietary financial investments**

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.5

Presentation entitled "Bancassurance: misunderstood and thus misvalued"

June 9, 2005

Please see attached.

Bancassurance: Misunderstood and thus misvalued

June 9, 2005

Gilles de Margerie
Chief Financial Officer

CRÉDIT AGRICOLE S.A.

Contents

France's N°1 bancassurance group

A leading market position

✓**The 3rd largest insurance group in France, all insurance activities combined**

✓**Life insurance**

- Biggest French bancassurance group
- 2nd largest life insurer in France with 15.4% market share
- €133 billion assets under management
- 12 million in-force policies

✓**Property & casualty insurance**

- Biggest personal accident insurer
- 2nd largest bancassurance group in property segment
- Premium income: over €1 billion
- Over 4 million in-force policies

CRÉDIT AGRICOLE S.A.

France's N°1 bancassurance group

A leading market position

✓Life insurance

- **Life assurance savings**: More than 15% of life assurance and savings products.
- **Retirement savings**: 35% market share in terms of new PERP business.
- **Term life insurance**: 39% market share in new term life insurance policies.
- **Dependence insurance**: Market leader in terms of number of new clients, with 40% market share.
- **Healthcare professional insurance**: With 37% market share 'La Médicale de France' provides insurance for more than one in three healthcare professionals (counting those with at least one policy).
- **The farming community**: More than 50% market share by value for the 'Prediagri' retirement savings policy.

✓Non-life insurance

- **1st personal accident insurer**
- **2nd bancassurance group in property and casualty**
- **Ranked 6 as legal protection insurer**
- **Ranked 9 as individuals car-comprehensive home insurance**

France's N°1 bancassurance group

Life insurance : strong growth

✓Assets under management

- Assets under management have risen by 10% per year on a like-for-like basis
- Including the addition of Crédit Lyonnais, AuM have risen 60% over the past 2 years



€ bn
Assets under management
77.2
6.9
70.3
83.4
6.1
77.3
117.5
13.4
104.1
128.8
14.4
114.4
133.0
15.1
117.9
2001
2002
2003
2004
Q1-05
Unit-linked
€



Breakdown of premium income (Q1-05)
Collective life Unit linked 2%
Federlux€ 1%
Individual life Unit linked 39%
Individual life € 52%
Provident 5%
Collective life € 1%

CRÉDIT AGRICOLE S.A.

France's N°1 bancassurance group

Non-life insurance: rapid success and excellent commercial performance

✓**Premium income has nearly doubled in three years :**

- strong organic growth: +54% over three years
- growth through acquisitions in 2003: consolidation of Finaref

Non-life premium income



m €
Finaref
440
515
588
869
1,022
300.7
363.8
2000
2001
2002
2003
2004
Q1-04
Q1-05

Breakdown of premium income (Q1-05)



Personal accident, health, legal protection and other 37%
Farming policies 13%
Car 31%
Comprehensive household 19%

CRÉDIT AGRICOLE S.A.

France's N°1 bancassurance group

Non-life insurance: rapid success and excellent commercial performance

✓excellent performance for the all range of casualty & property products


Premium income
m €
Home insurance
131
148
164
186
218
2000
2001
2002
2003
2004
Motor
234
259
282
309
339
2000
2001
2002
2003
2004
Personal accident, health, legal protection, other
75
108
138
374
465
Finaref
Afcalia
2000
2001
2002
2003
2004

CRÉDIT AGRICOLE S.A.

France's N°1 bancassurance group

Non-life insurance

✓ **Very good loss ratio: the loss/premium ratio down 28% in four years**

Loss ratio



97,2%
98,1%
97,6%
96,7%
96,4%
Combined ratio
73,3%
73,8%
70,4%
69,3%
52,5%
Claims ratio
2000
2001
2002
2003
2004

CRÉDIT AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

A substantial contribution to group performance

✓ A source of steadily growing profit

- **In 2004, the insurance division accounted for 8.5% of NBI and 15% of total net income** (before goodwill amortisation and integration-related costs under French GAAP)

- **Between 2001 and 2004**
  - NBI from life insurance rose 24%, with net profit up 21%
  - Net profit from non-life business rose 26%

Insurance: NBI*


€m
+ 27.2%
836
861
1 037
1 064
+ 16.7%
284
332
2001
2002
2003
2004
Q1-04
Q1-05

Insurance: net profit

(before goodwill for annual figures in French GAAP and under IAS/IFRS for quaterly figures)


€m
+ 27.3%
457
465
553
582
+ 15.3%
152
175
2001
2002
2003
2004
Q1-04
Q1-05

✓ In addition, insurance products distribution fees substantially contribute to retail banking units' profits

* : NBI: net revenues of the insurance activities as prepared for their consolidation in the banking accounts

CRÉDIT AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

A growth driver for the future

- Developing the group's position in high growth potential markets such as Corporate employee savings schemes, Pension plan preparation …
- Becoming the leading player in provident insurance which has high return and is likely to expand as the population ages : Complementary health care insurance, Death insurance, Dependency insurance for old or disabled people…


Market size
Life cycle
Emergence
Development
Maturity
DDI
Unit linked
SAVINGS INSURANCE
EURO
DEATH
PROVIDENT
SICK LEAVE
DEPENDENCE
HEALTHCARE
RETIREMENT

A growth driver for the future

- Improving the equipment level of customers: a strong growth potential
  - Individual equipment level in savings insurance : Regional Banks: 21% - Crédit Lyonnais: 11%
  - Collective retirement savings: Regional Banks: 8% - Crédit Lyonnais: 2%
- Strengthening positions in the business market towards professional clients, high net worth individual and large corporate
- Further enhancing operational effectiveness through a unified platform, which will be Europe's largest, from autumn 2005
  - Operations efficiency rank amongst the best in the market. In life insurance, 0.16% of in-force policies versus 0.3% for insurers and in non-life 8% of premium which is a very competitive ratio
- Backing the group's international expansion through partnership and know-how exportation

A growth driver for the future

✓ Changes in the regulatory framework should have minimal impact

- Crédit Agricole has never applied in the past embedded value accounting to its insurance activities, or simple marking to market
- Unrealised capital gains currently stand about €10bn
  - Most of the unrealised capital gains have not been included in the solvency margin calculation which stands at 108% (275% including unrealised capital gains)
- The half-way implementation of IFRS to insurance (valuation of assets only) has not materially altered this situation (IFRS 4 only applicable in 2007)
- The implementation of the new regulatory framework (EU Conglomerate Directive, Basel 2) should have minimal consequences on the development of the business

Conclusion

✓ **Crédit Agricole S.A. success in bancassurance is the result of:**

- A sound, low risks insurance business model
- Complete integration in the retail distribution's product range
- Full benefit of the network's understanding of client's needs
- Highly cost efficient distribution model
- Well aligned incentives for proper risk taking and claims management

✓ **Misunderstood ?**

- No reason it should be more misunderstood than other insurance business

✓ **Misvalued ?**

- It depends on you

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.6A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

June 10, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.6A

English translation from French

Crédit Agricole S.A. AMF Notice published June 10, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 06/01/2005 AND 06/09/2005

date of transaction	number of shares	weighted average price	amount
sale on 06/01/2005	3 516	21.19	74 504.04
sale on 06/07/2005	6 692	21.60	144 547.20
sale on 06/08/2005	5 576	21.58	120 330.08
sale on 06/09/2005	19 276	21.18	408 265.68
	35 060	21.32	**747 647.00**

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.6B

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

June 17, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.6B

English translation from French

Crédit Agricole S.A. AMF Notice published June 17, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF A TRANSACTION IN ITS OWN SHARES ON 06/10/2005

date of transaction	number of shares	weighted average price	amount
sale on 06/10/2005	2 344	21.16	49 599.04
	2 344		**49 599.04**

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.6C

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

June 28, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.6C

English translation from French

Crédit Agricole S.A. AMF Notice published June 28, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF A TRANSACTION IN ITS OWN SHARES ON 06/20/2005

date of transaction	number of shares	weighted average price	amount
sale on 06/20/2005	1 476	21.34	31 497.84
	1 476		**31 497.84**

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.7A

AMF publication listing declaration by SAS Rue La Boetie
regarding transactions in Crédit Agricole shares

June 10, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.7A

English translation from French

Crédit Agricole S.A. AMF Notice published June 10, 2005

INDIVIDUAL DECLARATION UNDER ARTICLES 222-14 AND 222-15 OF THE GENERAL REGULATIONS OF THE AMF

Name of issuing company: CREDIT AGRICOLE SA
A *société anonyme* with capital of €4,420,567,311 registered under no. 784 608 416 with the Paris Registry of Commerce and Companies
Headquarters: 91-93, boulevard Pasteur 75015 Paris

Name: SAS RUE LA BOETIE
Capacity: Director
Financial instrument: shares in Crédit Agricole S.A.

Date of transaction	Nature of transaction	Location	Average price	Amount of transaction
March 9, 2005	Acquisition of 6 300 000 shares	Paris	€22.05	€138 921 620.00
March 1, 2005	Acquisition of 1 300 000 shares	Paris	€21.89	€28 456 400.00
March 11, 2005	Acquisition of 800 000 shares	Paris	€21.95	€17 558 480.00
March 14, 2005	Acquisition of 800 000 shares	Paris	€21.80	€17 437 520.00
March 15, 2005	Acquisition of 600 000 shares	Paris	€21.82	€13 091 640.00
March 16, 2005	Acquisition of 900 000 shares	Paris	€21.69	€19 517 600.00
March 17, 2005	Acquisition of 600 000 shares	Paris	€21.52	€12 910 020.00
March 18, 2005	Acquisition of 600 000 shares	Paris	€21.74	€13 041 720.00
March 22, 2005	Acquisition of 600 000 shares	Paris	€21.45	€12 868 920.00
March 23, 2005	Acquisition of 800 000 shares	Paris	€21.37	€17 098 700.00
March 24, 2005	Acquisition of 600 000 shares	Paris	€21.54	€12 924 540.00
March 29, 2005	Acquisition of 200 000 shares	Paris	€21.49	€4 297 880.00
June 3, 2005	Acquisition of 400 000 shares	Paris	€21.61	€8 644 040.00
June 6, 2005	Acquisition of 400 000 shares	Paris	€21.52	€8 607 400.00
June 7, 2005	Acquisition of 372 051 shares	Paris	€21.62	€8 044 263.49

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.7B

AMF publication listing declaration by SAS Rue La Boetie
regarding transactions in Crédit Agricole shares

June 15, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.7B

English translation from French

Crédit Agricole S.A. AMF Notice published June 15, 2005

INDIVIDUAL DECLARATION UNDER ARTICLES 222-14 AND 222-15 OF THE GENERAL REGULATIONS OF THE AMF

Name of issuing company: CREDIT AGRICOLE SA
A *société anonyme* with capital of €4,420,567,311 registered under no. 784 608 416 with the Paris Registry of Commerce and Companies
Headquarters: 91-93, boulevard Pasteur 75015 Paris

Name: SAS RUE LA BOETIE
Capacity: Director
Financial instrument: shares in Crédit Agricole S.A.

Date of transaction	Nature of transaction	Location	Average price	Amount of transaction
June 8, 2005	Acquisition of 600 000 shares	Paris	€21.45	€12 869 800.00
June 9, 2005	Acquisition of 825 000 shares	Paris	€21.16	€17 458 687.50
June 10, 2005	Acquisition of 630 000 shares	Paris	€21.18	€13 343 764.00
June 13, 2005	Acquisition of 770 000 shares	Paris	€20.93	€16 117 717.00

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.7C

AMF publication listing declaration by SAS Rue La Boetie

regarding transactions in Crédit Agricole shares

June 15, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.7C

English translation from French

Crédit Agricole S.A. AMF Notice published June 20, 2005

INDIVIDUAL DECLARATION UNDER ARTICLES 222-14 AND 222-15 OF THE GENERAL REGULATIONS OF THE AMF

Name of issuing company: CREDIT AGRICOLE SA
A *société anonyme* with capital of €4,420,567,311 registered under no. 784 608 416 with the Paris Registry of Commerce and Companies
Headquarters: 91-93, boulevard Pasteur 75015 Paris

Name: SAS RUE LA BOETIE
Capacity: Director
Financial instrument: shares in Crédit Agricole S.A.

Date of transaction	Nature of transaction	Location	Average price	Amount of transaction
(incomplete)	Acquisition of 450 000 shares	Paris	€20.76	€9 342 900.00
(incomplete)	Acquisition of 300 000 shares	Paris	€21.08	€6 325 320.00